                        Filed pursuant to Rule 424(b)(3)
                              [LOYOLA LETTERHEAD]
                                                              September 14, 1995

Dear Fellow Stockholders:

     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Loyola Capital Corporation ("Loyola") on October 17, 1995 at 2:00 p.m., Eastern Time, at The University of Baltimore, Langsdale Auditorium, 1420 Maryland Avenue at Oliver Street, Baltimore, Maryland. This is a very important meeting regarding your investment in Loyola.

     At the Special Meeting you will be asked to consider and vote upon the Agreement and Plan of Merger, dated as of May 16, 1995, by and between Loyola and Crestar Financial Corporation ("Crestar"), and related Plan of Merger (together, the "Agreement"), pursuant to which, among other things, Loyola will be merged with and into Crestar (the "Merger"). In connection with the Merger, each share of Loyola Common Stock outstanding immediately prior to consummation of the Merger will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive a fraction of a share of Crestar Common Stock determined in accordance with the Agreement (the "Exchange Ratio"), as described in the accompanying Proxy Statement/Prospectus. Based on the closing price of Crestar Common Stock on the New York Stock Exchange on September 13, 1995 of $56.00, each share of Loyola Common Stock would have been exchanged for 0.640 shares of Crestar Common Stock, if such price had been the "Average Closing Price" (as defined in the Agreement). Such number of shares of Crestar Common Stock may increase or decrease depending on the Average Closing Price of Crestar Common Stock. Cash will be paid in lieu of fractional shares of Crestar Common Stock.

     Your Board of Directors unanimously recommends that you vote in favor of the Agreement and the Merger, which the Board believes is in the best interests of Loyola and its stockholders. The Board of Directors has received the opinion of Alex. Brown & Sons Incorporated that the Exchange Ratio is fair to stockholders of Loyola from a financial point of view.

     The exchange of Loyola Common Stock for Crestar Common Stock (other than for cash paid in lieu of fractional shares) will be a tax-free transaction for federal income tax purposes.

     We have enclosed a Notice of the Special Meeting, a Proxy Statement/Prospectus containing a discussion of the Agreement and the Merger and a proxy card to record your vote on the matter. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If you decide to attend the Special Meeting, you may vote your shares in person whether or not you have previously submitted a proxy. It is important to understand that the Agreement and Merger must be approved by the holders of a majority of all outstanding shares of Loyola Common Stock and that the failure to vote will have the same effect as a vote against the proposal. On behalf of the Board, thank you for your attention to this important matter.

                                      Very truly yours,
                                      /s/ Joseph W. Mosmiller
                                      Joseph W. Mosmiller
                                      Chairman of the Board and Chief
                                      Executive Officer

                           LOYOLA CAPITAL CORPORATION
                           1300 NORTH CHARLES STREET
                           BALTIMORE, MARYLAND 21201
                                 (410) 332-7210

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 17, 1995

TO THE STOCKHOLDERS OF LOYOLA CAPITAL CORPORATION:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders has been called by the Board of Directors of Loyola Capital Corporation ("Loyola") and will be held at The University of Baltimore, Langsdale Auditorium, 1420 Maryland Avenue at Oliver Street, Baltimore, Maryland, on October 17, 1995 at 2:00 p.m. for the purpose of considering and voting upon the following matters:

             1. PROPOSED MERGER. To consider and vote upon the Agreement and Plan of Merger dated as of May 16, 1995 and a related Plan of Merger (together, the "Agreement") providing for the merger of Loyola with and into Crestar Financial Corporation (the "Merger"). In connection with the Merger, each share of Loyola Common Stock outstanding immediately prior to consummation of the Merger will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive a fraction of a share of Crestar Common Stock determined in accordance with the Agreement, as described in the accompanying Proxy Statement/Prospectus. The Agreement is attached to the accompanying Proxy Statement/Prospectus as ANNEX I; and

             2. OTHER BUSINESS. To consider and vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof.

     Only those holders of Loyola Common Stock of record at the close of business on August 3, 1995 shall be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof. The affirmative vote of the holders of a majority of the issued and outstanding shares of Loyola Common Stock entitled to vote at the meeting is required to approve the Merger.

                                      By Order of the Board of Directors,
                                      /s/ Linda A. Stadtler
                                      Linda A. Stadtler
                                      Secretary

September 14, 1995
Baltimore, Maryland

THE BOARD OF DIRECTORS OF LOYOLA UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF LOYOLA COMMON STOCK VOTE TO APPROVE THE PROPOSED MERGER.

YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. STOCKHOLDERS ATTENDING THE MEETING MAY PERSONALLY VOTE ON ALL MATTERS WHICH ARE CONSIDERED, IN WHICH EVENT THE SIGNED PROXIES ARE REVOKED. ANY PROXY MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME.

                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                                       OF
                           LOYOLA CAPITAL CORPORATION

                         TO BE HELD ON OCTOBER 17, 1995

                                 PROSPECTUS OF
                         CRESTAR FINANCIAL CORPORATION
                                  COMMON STOCK
                                PAR VALUE $5.00

     This Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $0.10 per share (the "Loyola Common Stock"), of Loyola Capital Corporation, a Maryland corporation ("Loyola"), in connection with the solicitation of proxies by the Loyola Board of Directors (the "Loyola Board") for use at the Special Meeting of Loyola stockholders to be held at 2:00 p.m. on October 17, 1995, at The University of Baltimore, Langsdale Auditorium, 1420 Maryland Avenue at Oliver Street, Baltimore, Maryland (the "Loyola Stockholder Meeting" or the "Special Meeting").

     At the Loyola Stockholder Meeting, stockholders of record of Loyola Common Stock as of the close of business on August 3, 1995, will consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Agreement"), dated as of May 16, 1995, by and between Crestar Financial Corporation ("Crestar"), and Loyola, pursuant to which, among other things, Loyola will merge with and into Crestar (the "Merger"). Upon consummation of the Merger, which is expected to occur in late December, 1995 or early January, 1996, each outstanding share of Loyola Common Stock (other than shares held directly by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive a number of shares of Crestar common stock, par value $5.00 per share (the "Crestar Common Stock"), determined by the average closing price of Crestar Common Stock (the "Average Closing Price") as reported on the New York Stock Exchange ("NYSE") for each of the 10 trading days ending on the tenth day prior to the Closing Date (as defined herein). The exchange ratio ("Exchange Ratio") shall be calculated as follows: (i) if the Average Closing Price is between $43.478 and $46.375, the Exchange Ratio shall be 0.690; (ii) if the Average Closing Price is greater than $46.375, the Exchange Ratio shall be the quotient of (a) $32.00 divided by (b) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be less than 0.640; and (iii) if the Average Closing Price is less than $43.478, the Exchange Ratio shall be the quotient of (a) $30.00 divided by (b) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be greater than 0.750, subject to adjustment as set forth in the Agreement. Based on the closing price of Crestar Common Stock on the NYSE on September 13, 1995 of $56.00, each share of Loyola Common Stock would have been exchanged for 0.640 shares of Crestar Common Stock if such price had been the Average Closing Price. Such number of shares of Crestar Common Stock may increase or decrease depending on the Average Closing Price. Cash will be paid in lieu of fractional shares of Crestar Common Stock. An identical number of rights to purchase Participating Cumulative Preferred Stock, Series C of Crestar (each a "Right") will be attached to and will trade with shares of Crestar Common Stock. Based on a maximum Exchange Ratio of 0.750, a maximum of approximately 6,900,000 shares of Crestar Common Stock and related Rights may be issued to holders of Loyola Common Stock in accordance with the Agreement, including shares issuable upon the exercise of outstanding options to purchase Loyola Common Stock. See "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock." For a description of the Agreement, which is included herein in its entirety as ANNEX I to this Proxy Statement/Prospectus, see "The Merger." Crestar expects that sometime after the Merger, Loyola Federal Savings Bank, a federally chartered stock savings bank ("Loyola F.S.B."), may be merged into Crestar Bank MD ("Crestar Bank MD"), a Maryland banking corporation (the "Bank Merger"), or into another of Crestar's bank subsidiaries.

     The information presented in this Proxy Statement/Prospectus concerning Loyola has been supplied by Loyola and the information concerning Crestar has been supplied by Crestar.

     This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of Loyola on or about September 14, 1995.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

THE SHARES OF CRESTAR COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS,
   DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL
             DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

       The date of this Proxy Statement/Prospectus is September 14, 1995.

                               TABLE OF CONTENTS

                                                                                                                          PAGE
AVAILABLE INFORMATION..................................................................................................       1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE......................................................................       1
SUMMARY................................................................................................................       2
  Parties to the Merger................................................................................................       2
  The Merger...........................................................................................................       2
  The Exchange Ratio...................................................................................................       3
  Stockholder Meeting..................................................................................................       3
  Vote Required; Record Date...........................................................................................       3
  Reasons For The Merger; Recommendation of the Loyola Board...........................................................       4
  Opinion of Financial Advisor.........................................................................................       4
  No Appraisal Rights..................................................................................................       5
  Conditions to Consummation...........................................................................................       5
  Business of Loyola and Crestar Pending the Merger....................................................................       5
  Waiver and Amendment; Termination....................................................................................       5
  Interests of Certain Persons in the Merger...........................................................................       5
  Resale of Crestar Common Stock.......................................................................................       6
  Certain Federal Income Tax Consequences of the Merger................................................................       6
  Effective Time.......................................................................................................       6
  Stock Option Agreement...............................................................................................       6
  Market Prices Prior to Announcement of the Merger....................................................................       7
  Comparative Per Share Data...........................................................................................       7
  Selected Financial Data..............................................................................................       9
  Selected Financial Data  -- Crestar, Loyola and Chase MD.............................................................      13
GENERAL INFORMATION....................................................................................................      16
THE MERGER.............................................................................................................      17
  General..............................................................................................................      17
  Background of the Merger.............................................................................................      17
  Reasons for the Merger; Recommendation of the Loyola Board...........................................................      18
  Opinion of Financial Advisor.........................................................................................      19
  Effective Time of the Merger.........................................................................................      22
  Determination of Exchange Ratio and Exchange for Crestar Common Stock................................................      22
  Business of Loyola and Crestar Pending the Merger....................................................................      22
  Conditions to Consummation of the Merger.............................................................................      24
  Stock Option Agreement...............................................................................................      24
  Waiver and Amendment; Termination....................................................................................      25
  Accounting Treatment.................................................................................................      26
  Operations After the Merger..........................................................................................      26
  Interests of Certain Persons in the Merger...........................................................................      26
  Stock Options........................................................................................................      28
  Effect on Loyola Employee Benefits Plans.............................................................................      29
  Certain Federal Income Tax Consequences..............................................................................      30
PRO FORMA CONDENSED FINANCIAL INFORMATION..............................................................................      31
CAPITALIZATION.........................................................................................................      38
PRO FORMA CONDENSED FINANCIAL INFORMATION -- CRESTAR, LOYOLA AND CHASE MD..............................................      40
BUSINESS OF CRESTAR....................................................................................................      42
RECENT DEVELOPMENTS....................................................................................................      42
BUSINESS OF LOYOLA.....................................................................................................      42
PRICE RANGE OF LOYOLA COMMON STOCK AND DIVIDEND POLICY.................................................................      43
LOYOLA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.................................................................      44
SUPERVISION AND REGULATION OF CRESTAR..................................................................................      45
  Bank Holding Companies...............................................................................................      45
  Capital Requirements.................................................................................................      46
  Limits on Dividends and Other Payments...............................................................................      46
  Banks................................................................................................................      47
  Other Safety and Soundness Regulations...............................................................................      48
DESCRIPTION OF CRESTAR CAPITAL STOCK...................................................................................      48
  Common Stock.........................................................................................................      48
  Preferred Stock......................................................................................................      49

  Rights...............................................................................................................      49
  Virginia Stock Corporation Act.......................................................................................      50
COMPARATIVE RIGHTS OF STOCKHOLDERS.....................................................................................      50
  Capitalization.......................................................................................................      50
  Amendment of Articles or Bylaws......................................................................................      51
  Required Stockholder Vote for Certain Actions........................................................................      51
  Director Nominations.................................................................................................      51
  Directors and Classes of Directors; Vacancies and Removal of Directors...............................................      51
  Anti-Takeover Provisions.............................................................................................      52
  Preemptive Rights....................................................................................................      53
  Assessment...........................................................................................................      53
  Conversion; Redemption; Sinking Fund.................................................................................      53
  Liquidation Rights...................................................................................................      54
  Dividends and Other Distributions....................................................................................      54
  Special Meetings of Stockholders.....................................................................................      54
  Indemnification......................................................................................................      54
  Stockholder Proposals................................................................................................      55
  Stockholder Inspection Rights; Stockholder Lists.....................................................................      55
  Stockholder Rights Plan..............................................................................................      56
  Dissenters' Rights...................................................................................................      56
RESALE OF CRESTAR COMMON STOCK.........................................................................................      56
EXPERTS................................................................................................................      56
LEGAL OPINION..........................................................................................................      57
OTHER MATTERS..........................................................................................................      57
ANNEX I -- Agreement and Plan of Merger dated as of May 16, 1995 and related Plan of Merger.
ANNEX II -- Stock Option Agreement dated as of April 27, 1995.
ANNEX III -- Fairness Opinion of Alex. Brown & Sons Incorporated.

                             AVAILABLE INFORMATION
     Crestar and Loyola are subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511 or Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 for Crestar and at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006 for Loyola. As permitted by the Rules and Regulations of the SEC, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which has been filed by Crestar with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), with respect to Crestar Common Stock and to which reference is hereby made.
     No person has been authorized to give any information or to make any representation other than as contained herein in connection with the offer contained in this Proxy Statement/Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by Crestar or Loyola. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to or solicitation of any person in any jurisdiction to whom it would be unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor the distribution of any of the securities to which this Proxy Statement/Prospectus relates shall, at any time, imply that the information herein is correct as of any time subsequent to the date hereof.
     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO CRESTAR AND LOYOLA THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. CRESTAR DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM CRESTAR'S INVESTOR RELATIONS DEPARTMENT, CRESTAR FINANCIAL CORPORATION, 919 EAST MAIN STREET, RICHMOND, VIRGINIA 23261-6665, (804) 782-7152. LOYOLA DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM THE SECRETARY, LOYOLA CAPITAL CORPORATION, 1300 NORTH CHARLES STREET, BALTIMORE, MARYLAND, 21201-5705, (410) 332-7210. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY OCTOBER 10, 1995.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The following documents filed by Crestar with the SEC are incorporated by reference in this Proxy Statement/Prospectus: (i) Crestar's Annual Report on Form 10-K for the year ended December 31, 1994, including Crestar's Form 10-K/A Amendment No. 1 to Form 10-K for the year ended December 31, 1994, and Crestar's Form 10-K/A Amendment No. 2 to Form 10-K for the year ended December 31, 1994, containing 1994 annual reports for the Crestar Employees' Thrift and Profit Sharing Plan and the Crestar Merger Plan for Transferred Employees, respectively; (ii) Crestar's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 and June 30, 1995; (iii) the description of Crestar Common Stock in Crestar's registration statement filed under the Exchange Act with respect to Crestar Common Stock on July 1, 1993; and (iv) the description of the Rights in Crestar's registration statement on Form 8-A filed under the Exchange Act with respect to the Rights on June 26, 1989.
     The following documents filed by Loyola with the SEC are incorporated by reference in this Proxy Statement/Prospectus: (i) Loyola's Annual Report on Form 10-K for the year ended December 31, 1994, including Loyola's Form 10-K/A amendment to Form 10-K for the year ended December 31, 1994; (ii) Loyola's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 and June 30, 1995, including Loyola's Form 10-Q/A amendment to Form 10-Q for the period ended March 31, 1995; and (iii) Loyola's Current Reports on Form 8-K dated April 28, 1995, and May 16, 1995.
     All documents filed by Crestar and Loyola pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Loyola Stockholder Meeting are hereby incorporated by reference in this Proxy Statement/Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Proxy Statement/Prospectus or any supplement hereto.
     Also incorporated by reference herein is the Agreement and Plan of Merger by and between Crestar and Loyola, dated as of May 16, 1995, which is attached to this Proxy Statement/Prospectus as ANNEX I.

                                    SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ALL RESPECTS BY THE INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY
STATEMENT/PROSPECTUS, THE ANNEXES HERETO AND THE DOCUMENTS REFERRED TO HEREIN. STOCKHOLDERS ARE URGED TO CAREFULLY READ ALL SUCH INFORMATION.

PARTIES TO THE MERGER

     CRESTAR. Crestar is the holding company for Crestar Bank (Virginia), Crestar Bank N.A. (Washington, D.C.) and Crestar Bank MD (Maryland) (collectively, the "Bank Subsidiaries"). At June 30, 1995 Crestar had approximately $14.6 billion in total assets, $11.1 billion in total deposits and $1.2 billion in total stockholders' equity.

     In 1963, six Virginia banks combined to form United Virginia Bankshares Incorporated ("UVB"), a bank holding company formed under the Bank Holding Company Act of 1956 (the "BHCA"). UVB (parent company of United Virginia Bank) extended its operations into the District of Columbia by acquiring NS&T Bank, N.A. on December 27, 1985 and into Maryland by acquiring Bank of Bethesda on April 1, 1986. On September 1, 1987, UVB became Crestar Financial Corporation and its bank subsidiaries adopted their present names.

     Crestar serves customers through a network of 338 banking offices and 289 automated teller machines (as of June 30, 1995). Crestar offers a broad range of banking services, including various types of deposit accounts and instruments, commercial and consumer loans, trust and investment management services, bank credit cards and international banking services. Crestar's subsidiary, Crestar Insurance Agency, Inc., offers a variety of personal and business insurance products. Securities brokerage and investment banking services are offered by Crestar's subsidiary, Crestar Securities Corporation. Mortgage loan origination, servicing and wholesale lending are offered by Crestar Mortgage Corporation, and investment advisory services are offered by Capitoline Investment Services Incorporated, both of which are subsidiaries of Crestar Bank. These various Crestar subsidiaries provide banking and non-banking services throughout Virginia, Maryland and Washington, D.C., as well as certain non-banking services to customers in other states.

     Crestar had pending at the date of this Proxy Statement/Prospectus the purchase of certain of the assets and the assumption of specified liabilities relating to the six branches of the Chase Manhattan Bank of Maryland ("Chase MD").

     The executive offices of Crestar are located in Richmond, Virginia at Crestar Center, 919 East Main Street. Regional headquarters are located in Norfolk and Roanoke, Virginia and in Washington, D.C. Crestar's principal Operations Center is located in Richmond. See "Business of Crestar."

     LOYOLA. Loyola is the holding company for Loyola F.S.B., a federally chartered stock savings bank which was founded in 1879 and is headquartered in Baltimore, Maryland. At June 30, 1995, Loyola had approximately $2.6 billion in total assets, $1.5 billion in total deposits, and $175.7 million in total stockholders' equity. Loyola serves customers through a network of 35 banking centers and 17 automated teller machines spread across the Baltimore-Washington corridor and on Maryland's Eastern Shore. Lending facilities are located in south central Pennsylvania, central Delaware, eastern South Carolina, southern Florida, Alabama and Virginia. Loyola F.S.B. is a financial intermediary which accepts deposits from the general public and invests such deposits, together with other borrowings, primarily in real estate loans secured by liens on residential and other real property and in consumer and other loans. Loyola, through subsidiaries, also engages in investment counseling and securities brokerage activities, develops real estate and provides real estate appraisals and insurance brokerage services.

     The executive offices of Loyola are located at 1300 North Charles Street, Baltimore, Maryland 21201-5705. See "Business of Loyola."

THE MERGER

     Pursuant to the Agreement, at the Effective Time (as defined herein) of the Merger, Loyola will merge into Crestar in accordance with the Plan of Merger whereby the separate existence of Loyola will cease. At the Effective Time of the Merger, each outstanding share of Loyola Common Stock (other than shares held directly by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive a number of shares of Crestar Common Stock and an identical number of Rights, determined by the Exchange Ratio, subject to adjustment as set forth in the Agreement. Cash will be paid in lieu of fractional shares of Crestar Common Stock. At the Effective Time of the Merger each share of Loyola Common Stock held by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto. Crestar does not directly hold any shares of Loyola Common Stock.

THE EXCHANGE RATIO

     The number of shares of Crestar Common Stock and Rights to be delivered for each share of Loyola Common Stock will be determined by the average closing price of Crestar Common Stock as reported on the NYSE for each of the ten trading days ending on the tenth day prior to the Closing Date. The exchange ratio ("Exchange Ratio") shall be calculated as follows: (i) if the Average Closing Price is between $43.478 and $46.375, the Exchange Ratio shall be 0.690;
(ii) if the Average Closing Price is greater than $46.375, the Exchange Ratio shall be the quotient of (a) $32.00 divided by (b) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be less than 0.640; and (iii) if the Average Closing Price is less than $43.478, the Exchange Ratio shall be the quotient of (A) $30.00 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be greater than 0.750, subject to possible adjustment as set forth in the Agreement. See "The Merger -- Termination" below. The Exchange Ratio would be appropriately adjusted to reflect any consolidation, split-up, other subdivisions or combinations of Crestar Common Stock, any dividend payable in Crestar Common Stock, or any capital reorganization involving the reclassification of Crestar Common Stock subsequent to the date of the Agreement. Loyola may terminate the Agreement at any time during the five-day period prior to the fifth day prior to the Closing Date, if the Average Closing Price is less than $40.00; provided, however, that Crestar shall have the option of preventing termination on such ground by increasing the consideration to be received by holders of Loyola Common Stock by adjusting the Exchange Ratio to a number equal to the quotient, the numerator of which is the product of $40.00 times the Exchange Ratio then in effect and the denominator of which is the Average Closing Price. See "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock."

     At the Effective Time of the Merger, each outstanding and unexercised option to purchase Loyola Common Stock (the "Loyola Options"), other than the option held by Crestar as described under "Summary Stock Option Agreement," shall be converted as to each whole share subject to such Loyola Option into an option (each, an "Exchange Option") to purchase such number of shares of Crestar Common Stock and Rights at an exercise price determined as follows: (i) the number of shares of Crestar Common Stock to be subject to the Exchange Option shall be equal to the product of (A) the number of shares of Loyola Common Stock subject to the Loyola Option multiplied by (B) the Exchange Ratio, the product being rounded, if necessary, up or down, to the nearest whole share; and (ii) the per share exercise price under the Exchange Option shall be equal to (A) the per share exercise price under the Loyola Option divided by (B) the Exchange Ratio, with any fractional cent rounded to the nearest whole cent. The Exchange Option shall otherwise have the same duration and other terms as the Loyola Option. Adjustments to any Loyola Options which are "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") shall be effected in a manner consistent with Section 424(a) of the Code.

STOCKHOLDER MEETING

     The Loyola Stockholder Meeting will be held on October 17, 1995 at 2:00 p.m., at The University of Baltimore, Langsdale Auditorium, 1420 Maryland Avenue at Oliver Street, Baltimore, Maryland, for the purpose of considering and voting upon (i) a proposal to approve the Agreement and related Plan of Merger and (ii) such other business as may properly come before the meeting or any adjournments or postponements thereof.

VOTE REQUIRED; RECORD DATE

     Only Loyola stockholders of record at the close of business on August 3, 1995 (the "Record Date") will be entitled to notice of and to vote at the Loyola Stockholder Meeting or any adjournments or postponements thereof. Each holder of shares of Loyola Common Stock on the Record Date is entitled to cast one vote per share, in person or by properly executed proxy, on any matter that may properly come before the Loyola Stockholder Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Loyola Common Stock outstanding on the Record Date is necessary to constitute a quorum at the Loyola Stockholder Meeting.

     The affirmative vote of the holders of a majority of the shares outstanding on such date is required to approve the Merger. Under the rules of the New York Stock Exchange, the proposal to adopt the Agreement is considered a "non-discretionary item" whereby brokerage firms may not vote in their discretion on behalf of their clients if such clients have not furnished voting instructions. Abstentions and such broker "non-votes"will be considered in determining the presence of a quorum at the Loyola Stockholder Meeting but will not be counted as a vote cast for a proposal. BECAUSE THE REQUIRED VOTE

OF LOYOLA STOCKHOLDERS TO APPROVE THE MERGER IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF LOYOLA COMMON STOCK, THE FAILURE TO SUBMIT A PROXY CARD (OR THE FAILURE TO VOTE IN PERSON AT THE LOYOLA STOCKHOLDER MEETING), THE ABSTENTION FROM VOTING AND ANY BROKER NON-VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. Cumulative voting is not permitted. As of the Record Date, there were 8,112,300 shares of Loyola Common Stock entitled to be voted, held by approximately 3,722 stockholders of record.

     The directors of Loyola have agreed with Crestar to recommend the approval of the Merger to the stockholders of Loyola, and the directors and executive officers of Loyola have agreed to vote the shares of Loyola Common Stock beneficially owned by them, and with respect to which they have the power to vote, in favor of the Merger. At the Record Date, the directors and executive officers of Loyola beneficially owned with power to vote 9.3% of the outstanding shares of Loyola Common Stock, significantly less than the majority of shares outstanding required to approve the Merger. See "Resale of Crestar Common Stock" and "Loyola Security Ownership of Certain Beneficial Owners."

     All shares of Loyola Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares of Loyola Common Stock will be voted to approve the Merger.

     Loyola does not know of any matters other than as described in the Notice of the Special Meeting that are to be considered at the Special Meeting. If any other matter or matters are properly presented for action at the Loyola Stockholder Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote such matters in accordance with their best judgment, unless such authorization is withheld. Any holder of Loyola Common Stock giving a proxy may revoke it at any time before it is exercised by:
(i) filing written notice of revocation on or prior to the date of the Loyola Stockholder Meeting with the secretary of Loyola (Linda A. Stadtler, Secretary, Loyola Capital Corporation, 1300 North Charles Street, Baltimore, Maryland 21201-5705); (ii) submitting a duly executed proxy bearing a later date; or
(iii) appearing at the Loyola Stockholder Meeting and notifying the Secretary of his or her intention to vote in person; however, attendance at the Loyola Stockholder Meeting will not in and of itself have the effect of revoking the proxy. Proxies solicited by this Proxy Statement/Prospectus may be exercised only at the Loyola Stockholder Meeting and any adjournments or postponements thereof.

     The Board of Directors of Crestar has approved the Merger. Approval of the Merger by Crestar stockholders is not required by the Virginia Stock Corporation Act (the "VSCA").

REASONS FOR THE MERGER; RECOMMENDATION OF THE LOYOLA BOARD

     The Loyola Board believes that the terms of the Merger and the Agreement are advisable and are fair to, and in the best interests of, Loyola and its stockholders and has unanimously adopted the Agreement. In considering the terms and conditions of the Merger, the Loyola Board considered, among other things: the financial terms of the Merger; the fact that the Merger would qualify as a tax-free reorganization under the Code; the financial condition and history of performance of Crestar; the advantage of risk diversification associated with ownership in an institution operating in a broader geographic area; the opinion of its financial advisor, Alex. Brown & Sons Incorporated ("Alex. Brown"), that the consideration to be received in the Merger is fair to the holders of Loyola Common Stock from a financial point of view; and the operational and competitive benefits of the Merger. The Loyola Board also considered that the historical dividends per share and net income per share of the Crestar Common Stock to be received by the holders of Loyola Common Stock, after giving effect to the Exchange Ratio, represent a substantial increase in the historical dividends per share and net income per share of Loyola Common Stock, although there can be no assurance that pro forma amounts are indicative of future dividends or income per share of Crestar. See "The Merger -- Background to the Merger," " -- Reasons for the Merger; Recommendation of the Loyola Board," and " -- Opinion of Financial Advisor."

     THE LOYOLA BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF LOYOLA COMMON STOCK VOTE TO APPROVE THE PROPOSED MERGER.

OPINION OF FINANCIAL ADVISOR

     Loyola has received the opinion of Alex. Brown that the Exchange Ratio is fair to the holders of Loyola Common Stock from a financial point of view. Alex. Brown's opinion is directed only to the Exchange Ratio and does not constitute a recommendation to any holders of Loyola Common Stock as to how such holders should vote at the Loyola Stockholder Meeting or as to any other matter. Alex. Brown will be paid a fee for its services at the closing of the Merger. For additional information concerning Alex. Brown and its opinion, see "The
Merger -- Opinion of Financial Advisor." The opinion of such firm, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as ANNEX III to this Proxy Statement/Prospectus.

NO APPRAISAL RIGHTS

     Holders of Loyola Common Stock entitled to vote on the Agreement and the related Plan of Merger will not receive appraisal rights in accordance with Title 3, Subtitle 2 of the Maryland General Corporation Law (the "MGCL") even if they dissent from the Merger.

CONDITIONS TO CONSUMMATION

     Consummation of the Merger would be accomplished by the statutory merger of Loyola into Crestar. The Merger is contingent upon the approvals of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision (the "OTS"), the State Corporation Commission of Virginia (the "SCC") and Maryland Bank Commissioner (the "MBC"), which approvals have been or will be applied for and are expected to be received. The Merger is also subject to other usual conditions, including receipt by Crestar and Loyola of the legal opinions of Piper & Marbury L.L.P., counsel to Loyola, and of Hunton & Williams, counsel to Crestar, that the Merger will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Code and receipt by Crestar of a letter from KPMG Peat Marwick LLP stating that the Merger may be accounted for under the pooling-of-interests accounting method. See "The
Merger -- Conditions to Consummation of the Merger."

BUSINESS OF LOYOLA AND CRESTAR PENDING THE MERGER

     Pursuant to the terms of the Agreement, Loyola has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger, including the payment of cash dividends, other than the regular quarterly cash dividend not exceeding $0.12 per share of Loyola Common Stock, without the prior approval of Crestar, except as otherwise permitted by the Agreement. Pursuant to the terms of the Agreement, Crestar has agreed that it will conduct its operations only in the ordinary course of business consistent with past practice and that it will not take certain actions. See "The
Merger -- Business of Loyola and Crestar Pending the Merger."

WAIVER AND AMENDMENT; TERMINATION

     Loyola and Crestar may amend or modify the Agreement at any time, except that, after the vote by the stockholders of Loyola, no such amendment or modification may be made which reduces or changes the form and amount of consideration payable pursuant to the Agreement without further stockholder approval. If at any time before the Effective Time of the Merger, a material term of the Agreement or Plan of Merger is amended, the Loyola Board will postpone or reschedule the Loyola Stockholder Meeting (or, if necessary, call additional stockholder meetings), to vote on the Agreement and Plan of Merger, as amended, and resolicit proxies for use at such meeting. For these purposes, each of the following will be deemed to constitute an amendment to a material term of the Agreement or the Plan of Merger: (i) an amendment to the Exchange Ratio adverse to Loyola stockholders; (ii) a change in the income tax treatment of the Merger as a tax-free reorganization; or (iii) any other change that would materially adversely affect the holders of Loyola Common Stock.

     Loyola and Crestar each has the right, acting unilaterally, to terminate the Agreement should the Merger not be consummated by March 31, 1996 and prior to that time upon the occurrence of certain events. See "The Merger -- Waiver and Amendment; Termination."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Loyola's management and the Loyola Board have interests in the Merger in addition to their interests as stockholders of Loyola generally. These include, among other things, provisions in the Agreement requiring Crestar to honor existing employment agreements, including their severance provisions, the offering to all members of the Loyola Board of a position on the Crestar Baltimore, Maryland local advisory board, indemnification for Loyola directors and officers, and eligibility for certain Crestar employee benefits. Payments that certain officers of Loyola may receive as a result of (i) the termination of their employment and (ii) the exercise of Loyola Options held by them, upon consummation of the Merger, will not differ substantially from payments to be received if the Merger were not consummated. The following table sets forth certain benefits that the executive officers of Loyola may receive as a result of the Merger. For additional information concerning the employment agreements, including the amount that could be paid following a change of control of Loyola, see "The Merger -- Interests of Certain Persons in the Merger." All Loyola Options are issued pursuant to plans approved by the stockholders of Loyola.

                                                                                                 EMPLOYMENT
                                                                                                 AGREEMENT          OPTION
        NAME                                                                                     PAYMENT(A)      VALUE(B)(C)
Joseph W. Mosmiller.........................................................................     $1,600,000       $4,564,860
James C. Johnson............................................................................      1,200,000        3,754,979
Thomas R. Marvel............................................................................        607,000        2,405,482
James V. McAveney...........................................................................        612,000        2,188,955
Charles C. Schmitt..........................................................................        610,000        2,456,497
William A. Wycoff...........................................................................        606,000        2,608,397

(a) Aggregate payments which would be made under employment agreements assuming the termination of employment under the change in control provisions of the employment agreements.

(b) Calculated assuming conversion of Loyola Options pursuant to the Merger to give effect to an Exchange Ratio of 0.640, and by multiplying (x) the number of shares of Loyola Common Stock subject to the Loyola Option by (y) the difference between the closing price of Loyola Common Stock of $35.00 per share on September 13, 1995, and the exercise price of such Loyola Option.

(c) Since the execution of the Agreement certain executives named in the table above have exercised stock options to acquire shares. James C. Johnson exercised options to purchase 1,939 shares at an average price of $4.50 per share, and Thomas R. Marvel exercised options to purchase 700 shares at an average price of $4.25 per share.

RESALE OF CRESTAR COMMON STOCK

     Shares of Crestar Common Stock received in the Merger will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, executive officers and ten percent or more stockholders) of Loyola or Crestar under applicable federal securities laws. See "Resale of Crestar Common Stock."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Crestar and Loyola have received the opinions of Hunton & Williams, counsel to Crestar, and Piper & Marbury L.L.P., counsel to Loyola, to the effect that the Merger will qualify as a tax-free "reorganization" as defined in Section 368(a) of the Code with the result that Loyola stockholders will not recognize gain or loss on the exchange of Loyola Common Stock for Crestar Common Stock (including the associated Rights), except with respect to the receipt of cash by Loyola stockholders in lieu of fractional shares. A condition to consummation of the Merger is the receipt by Crestar and Loyola of opinions from Piper & Marbury L.L.P., and from Hunton & Williams, as of the Effective Date of the Merger (as defined below), as to the qualification of the Merger as a tax-free reorganization and certain other federal income tax consequences of the Merger. See "The Merger -- Certain Federal Income Tax Consequences."

EFFECTIVE TIME

     The Merger shall become effective on the date and time specified in the Articles of Merger for the Merger to be filed with the State Department of Assessments and Taxation of Maryland and the SCC (the "Effective Date" and the "Effective Time," respectively); provided that the Effective Time shall not be earlier than December 28, 1995. The Effective Time of the Merger is expected to occur in late December, 1995 or early January, 1996.

STOCK OPTION AGREEMENT

     Crestar and Loyola have entered into a Stock Option Agreement, dated as of April 27, 1995 (the "Option Agreement"), pursuant to which Loyola issued to Crestar an option (the "Option") to purchase up to 1,613,442 shares of Loyola Common Stock at a purchase price of $25.00 per share. The Option may be exercised in whole or in part, at one or more closings, before the Option Agreement is terminated, if a Purchase Event (as defined therein) shall have occurred and be continuing, unless Crestar shall have breached in any material respect any material covenant or representation contained in the Agreement and such breach has not been cured. The Option Agreement provides that to the extent that it shall have not been exercised, the Option shall terminate (i) on the Effective Date of the Merger; (ii) upon the termination of the Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Loyola of certain specified covenants contained therein or, following the occurrence of a Purchase Event (as defined therein), failure of Loyola's stockholders to approve the Merger by the vote required under applicable law); or (iii) 12 months after termination of the Agreement due to a willful breach by Loyola of certain specified covenants contained therein or, following the occurrence of a Purchase Event (as defined therein), failure of Loyola's stockholders to approve the Merger by the vote required under applicable law. The Stock Option Agreement is attached hereto as ANNEX II. See also "The Merger -- Stock Option Agreement."

MARKET PRICES PRIOR TO ANNOUNCEMENT OF THE MERGER

     The following table discloses the price per share of Crestar Common Stock and Loyola Common Stock based on the last reported sales prices per share of Crestar Common Stock on the NYSE Composite Transactions Tape and of Loyola Common Stock on The Nasdaq National Market on (i) March 24, 1995, one month prior to the date the Loyola Board Meeting was held to consider the binding letter agreement between Crestar and Loyola relating to the Merger dated April 27, 1995 (the "Binding Letter Agreement") and prior to an increase in the price of Loyola Common Stock believed to be due to takeover rumors during the early part of April, 1995, (ii) on April 27, 1995, the last day prior to the public announcement of the execution of the Binding Letter Agreement, and (iii) on September 13, 1995, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus. See "Price Range of Loyola Common Stock and Dividend Policy" for information concerning recent market prices of the Loyola Common Stock.

                                                                                             EQUIVALENT
                                                                           HISTORICAL        PRO FORMA
                                                                       CRESTAR    LOYOLA     LOYOLA(A)
March 24, 1995......................................................   $42.125    $22.875     $29.993
April 27, 1995......................................................     45.50     32.125      31.395
September 13, 1995..................................................     56.00      35.00      35.840

(a) Computed by multiplying the historical sale price of Crestar Common Stock by an assumed Exchange Ratio of 0.712 for March 24, 1995, 0.690 for April 27, 1995 and 0.640 for September 13, 1995.

COMPARATIVE PER SHARE DATA

     The following table presents historical and pro forma per share data for Crestar, and historical and equivalent pro forma per share data for Loyola. The pro forma combined per Crestar common share amounts give effect to an assumed Exchange Ratio of 0.640 shares of Crestar Common Stock for each share of Loyola Common Stock (based on the last sale price of Crestar Common Stock on September 13, 1995 of $56.00). The equivalent pro forma per Loyola common share amounts allow comparison of historical information regarding one share of Loyola Common Stock to the corresponding data regarding what one share of Loyola Common Stock will equate to in the combined corporation; such amounts are computed by multiplying the pro forma combined per Crestar common share amounts by an assumed Exchange Ratio of 0.640. As discussed in "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock," the final Exchange Ratio will be determined based on the Average Closing Price for Crestar Common Stock. The following table is based on the assumption that all issued and outstanding shares of Loyola Common Stock are converted into shares of Crestar Common Stock. The Merger is reflected under the pooling-of-interests method of accounting and pro forma information is derived accordingly.

     The per share data included in the following table should be read in conjunction with the consolidated financial statements of Crestar and the consolidated financial statements of Loyola incorporated by reference herein and the notes accompanying all such financial statements. The data presented below are not necessarily indicative of the results of operations which would have been obtained if the Merger had been consummated in the past or which may be obtainable in the future.

                           COMPARATIVE PER SHARE DATA

                                                                                SIX MONTHS ENDED           YEARS ENDED
                                                                                    JUNE 30,               DECEMBER 31,
                                                                                 1995      1994      1994      1993      1992
Book Value Per Share at Period End(1):
  Crestar historical.........................................................   $32.57    $29.29    $30.16    $28.32    $25.24
  Loyola historical..........................................................    21.67     20.15     20.90     19.50     18.22
  Pro forma combined per Crestar common share(2):
     Based on a 0.640 exchange ratio.........................................    32.11     29.55     30.47     28.58     25.65
     Based on a 0.750 exchange ratio.........................................    31.45     28.95     29.84     28.00     25.10
  Equivalent pro forma per Loyola common share:
     Based on a 0.640 exchange ratio.........................................    20.55     18.91     19.50     18.29     16.41
     Based on a 0.750 exchange ratio.........................................    23.59     21.72     22.38     21.00     18.83
Cash Dividends Declared Per Common Share(1):
  Crestar historical.........................................................   $  .85    $  .73    $ 1.53    $ 1.14    $  .80
  Loyola historical..........................................................      .24       .20       .40       .24       .22
  Pro forma combined per Crestar common share(2):
     Based on a 0.640 exchange ratio.........................................      .85       .73      1.53      1.14       .80
     Based on a 0.750 exchange ratio.........................................      .85       .73      1.53      1.14       .80
  Equivalent pro forma per Loyola common share:
     Based on a 0.640 exchange ratio.........................................      .54       .47       .98       .73       .51
     Based on a 0.750 exchange ratio.........................................      .64       .55      1.15       .86       .60
Net Income Per Share:
  Crestar historical.........................................................   $ 2.44    $ 2.19    $ 4.47    $ 3.68    $ 2.32
  Loyola historical..........................................................      .97       .83      1.74      1.42      1.30
  Pro forma combined per Crestar common share(2):
     Based on a 0.640 exchange ratio.........................................     2.32      2.08      4.24      3.49      2.34
     Based on a 0.750 exchange ratio.........................................     2.27      2.03      4.15      3.42      2.28
  Equivalent pro forma per Loyola common share:
     Based on a 0.640 exchange ratio.........................................     1.49      1.33      2.72      2.24      1.50
     Based on a 0.750 exchange ratio.........................................     1.70      1.53      3.11      2.56      1.71

(1) Pro forma combined book value per share and cash dividends declared per share for Crestar and Loyola do not reflect exercise of options to acquire shares of Loyola Common Stock. Options to acquire 1,076,717 Loyola common shares at an average price per share of $8.17 were outstanding at June 30, 1995. Assumed exercise of these options does not have a significant impact upon the combined stockholders' equity of Crestar and Loyola or the pro forma combined cash dividends declared per share.
(2) Pro forma combined book value per Crestar common share at June 30, 1995 represents combined common stockholders' equity amounts, less amounts representing material, non-recurring adjustments expected to be recorded in conjunction with the Merger, divided by pro forma combined period-end common shares outstanding. Certain material, non-recurring adjustments of approximately $25 million, on an after-tax basis, are expected to be recorded in conjunction with the Merger. These adjustments include approximately $11 million for the tax liability arising from the recapture of tax bad debt reserves at December 31, 1987 of Loyola (which becomes payable upon the merger of Loyola F.S.B. into a bank), approximately $5 million for the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; approximately $3 million associated with branch closings; and approximately $6 million of expenses related to effecting the Merger.
    Additional non-recurring adjustments include an increase in the allowance for loan losses of approximately $2 million and an increase in the reserve for foreclosed properties of approximately $1 million. Such adjustments will be taken to recognize Crestar's accelerated disposition strategy with respect to specific loans and foreclosed properties. The impact of each of the adjustments described above has been reflected in the Pro Forma Condensed Statement of Financial Condition as of June 30, 1995. The loan loss provision and write-down of foreclosed properties ultimately recorded will be based on the facts, circumstances and external events operative at the time, and may be more or less than the amounts reflected in the pro forma information.
    Pro forma combined book value per Crestar common share at June 30, 1994 and December 31, 1994 and 1993 represents combined common stockholder's equity amounts, divided by pro forma combined period-end common shares outstanding.
(3) Pro forma combined dividends declared per Crestar common share represent historical dividends per share declared by Crestar.

(4) Pro forma combined net income per Crestar common share represents combined net income available to common stockholders, divided by pro forma combined average primary common shares outstanding.

SELECTED FINANCIAL DATA

     The following consolidated financial data of Crestar and consolidated financial data of Loyola is qualified in its entirety by the information included in the documents incorporated in this Proxy Statement/Prospectus by reference. Interim financial results for Crestar, in the opinion of Crestar management, reflect all adjustments necessary for a fair presentation of the results of operations, including adjustments related to completed acquisitions. All such adjustments are of a normal nature. Interim financial results for Loyola, in the opinion of Loyola management, reflect all adjustments necessary for a fair presentation of the results of operations. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. The Merger is reflected under the pooling-of-interests method of accounting and pro forma information is derived accordingly. See "Incorporation of Certain Information by Reference."

                            SELECTED FINANCIAL DATA
                                  (UNAUDITED)

                                                SIX MONTHS
                                              ENDED JUNE 30,                       YEARS ENDED DECEMBER 31,
                                               1995       1994        1994        1993        1992         1991        1990
                                                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
EARNINGS: (1)
Net interest income
  Crestar................................  $   304.8   $   285.6   $   581.8   $   527.0   $   482.1   $   421.1   $   414.2
  Loyola.................................       35.5        33.1        67.3        61.9        66.1        62.3        49.1
  Crestar and Loyola pro forma...........      340.3       318.7       649.2       588.9       548.2       483.5       463.3
Provision for loan losses
  Crestar................................       23.6        18.9        29.7        48.8        99.2       209.5       131.1
  Loyola.................................        0.4         0.4         0.7         3.1         7.1        11.4        11.5
Crestar and Loyola pro forma.............       24.0        19.2        30.3        51.9       106.3       220.9       142.5
Net interest income after provision for
  loan losses
  Crestar................................      281.2       266.7       552.1       478.2       382.9       211.6       283.1
  Loyola.................................       35.0        32.8        66.7        58.8        59.0        50.9        37.7
  Crestar and Loyola pro forma...........      316.2       299.5       618.8       537.1       441.9       262.5       320.8
Noninterest income
  Crestar................................      134.2       128.1       254.3       248.3       218.4       233.8       166.8
  Loyola.................................        5.6         6.4        12.7        11.5        15.5        14.2        17.7
  Crestar and Loyola pro forma...........      139.8       134.5       266.9       259.8       233.9       248.1       184.5
Noninterest expense
  Crestar................................      275.5       271.3       551.7       523.0       501.8       405.6       378.8
  Loyola.................................       26.4        27.3        54.3        49.9        55.6        46.5        41.1
  Crestar and Loyola pro forma...........      301.9       298.6       606.0       572.9       557.4       452.1       420.0
Income before income taxes
  Crestar................................      139.9       123.6       254.7       203.5        99.5        39.8        71.1
  Loyola.................................       14.1        11.8        25.1        20.4        18.9        18.7        14.2
  Crestar and Loyola pro forma...........      154.1       135.4       279.8       223.9       118.4        58.5        85.3
Income tax expense
  Crestar................................       47.0        40.5        85.6        63.0        19.7         6.1         9.9
  Loyola.................................        5.7         4.7        10.0         8.2         7.5         8.0         7.2
  Crestar and Loyola pro forma...........       52.7        45.2        95.6        71.1        27.1        14.1        17.1
Net income
  Crestar................................       93.0        83.1       169.1       140.5        79.8        33.8        61.1
  Loyola (2).............................        8.4         7.1        15.0        12.3        11.4        10.6         7.0
  Crestar and Loyola pro forma...........      101.4        90.2       184.1       152.8        91.2        44.4        68.2
Net income applicable to common shares
  Crestar................................       93.0        83.1       169.1       138.3        77.3        31.2        58.5
  Loyola (2).............................        8.4         7.1        15.0        12.3        11.4        10.6         7.0
  Crestar and Loyola pro forma...........      101.4        90.2       184.1       150.5        88.7        41.8        65.5

                                                SIX MONTHS
                                              ENDED JUNE 30,                       YEARS ENDED DECEMBER 31,
                                               1995        1994        1994        1993        1992        1991        1990
                                                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
PER COMMON SHARE DATA:
Net income (primary)
  Crestar................................  $    2.44   $    2.19   $    4.47   $    3.68   $    2.32   $    0.98   $    1.87
  Loyola (2), (3)........................       0.97        0.83        1.74        1.42        1.30        1.18        0.75
  Crestar and Loyola pro forma (4).......       2.32        2.08        4.24        3.49        2.28        1.11        1.76
Net income (fully diluted)
  Crestar................................       2.43        2.19        4.47        3.67        2.32        0.98        1.87
  Loyola (2), (3)........................       0.97        0.82        1.73        1.42        1.29        1.18        0.75
  Crestar and Loyola pro forma (4).......       2.32        2.08        4.24        3.49        2.28        1.11        1.76
Dividends declared
  Crestar (5)............................       0.85        0.73        1.53        1.14        0.80        0.86        1.32
  Loyola (3).............................       0.24        0.20        0.40        0.24        0.22        0.00        0.00
  Crestar and Loyola pro forma (6).......       0.85        0.73        1.53        1.14        0.80        0.86        1.32
Book value
  Crestar................................      32.57       29.29       30.16       28.32       25.24       23.23       23.15
  Loyola (3).............................      21.67       20.15       20.90       19.50       18.22       16.59       14.74
  Crestar and Loyola pro forma (4),
     (7).................................      32.11       29.55       30.47       28.58       25.65       23.62       23.13
Average primary shares (thousands)
  Crestar................................     38,134      37,901      37,864      37,587      33,286      31,921      31,218
  Loyola (3).............................      8,714       8.626       8,646       8,620       8,776       9,002       9,432
  Crestar and Loyola pro forma (4).......     43,711      43,421      43,398      43,103      38.903      37,682      37,254
Average fully diluted shares (thousands)
  Crestar................................     38,198      37,904      37,867      37,665      33,369      31,946      31,238
  Loyola (3).............................      8,745       8,654       8,660       8,630       8,811       9,040       9,433
  Crestar and Loyola pro forma (4).......     43,795      43,442      43,409      43,189      39,008      37,732      37,275

SELECTED PERIOD-END BALANCES:
Total assets
  Crestar................................  $14,631.9   $14,325.2   $14,010.0   $13,286.9   $12,674.7   $11,828.3   $11,881.2
  Loyola.................................    2,579.7     2,235.9     2,472.8     2,367.2     1,785.9     2,002.9     2,078.3
  Crestar and Loyola pro forma (7).......   17,208.6    16,561.1    16,482.9    15,654.1    14,460.6    13,831.2    13,959.5
Loans (net of unearned income)
  Crestar................................    9,796.1     8,588.8     9,285.6     7,287.1     6,581.7     7,065.8     7,680.2
  Loyola.................................    2,067.9     1,695.3     1,966.0     1,605.8     1,298.4     1,614.0     1,773.5
  Crestar and Loyola pro forma...........   11,864.1    10,284.1    11,251.6     8,893.0     7,880.2     8,679.8     9,453.8
Allowance for loan losses
  Crestar................................      222.9       226.7       219.2       211.0       205.0       210.0       149.4
  Loyola.................................       14.8        14.1        13.7        14.6        15.2        14.3        14.0
  Crestar and Loyola pro forma (7).......      239.8       240.8       232.9       225.6       220.2       224.3       163.4
Nonperforming assets (8)
  Crestar................................       83.1       102.4        94.9        96.8       220.8       350.0       237.2
  Loyola.................................       15.4        25.9        21.3        31.9        40.8        49.5        34.7
  Crestar and Loyola pro forma (7).......       97.6       128.3       116.2       128.7       261.6       399.5       271.9
Total deposits
  Crestar................................   11,116.7    11,396.5    10,913.2    10,165.8     9,581.5     8,889.6     8,506.1
  Loyola.................................    1,518.3     1,423.8     1,469.9     1,425.5     1,466.5     1,615.7     1,566.2
  Crestar and Loyola pro forma...........   12,634.9    12,820.3    12,383.1    11,591.2    11,048.0    10,505.3    10,072.2
Long-term debt
  Crestar................................      384.6       222.4       367.0       191.2       210.4       161.9       168.4
  Loyola.................................      321.1       341.5       348.2       412.9       124.0       121.5        11.1
  Crestar and Loyola pro forma...........      705.7       564.0       715.1       604.0       334.4       283.4       179.6
Common shareholders' equity
  Crestar................................    1,229.0     1,104.7     1,126.1     1,062.5       913.9       749.9       726.3
  Loyola.................................      175.7       162.7       169.1       157.0       149.1       140.6       133.7
  Crestar and Loyola pro forma (7).......    1,378.2     1,267.3     1,295.2     1,219.4     1,063.0       890.5       860.0
Total shareholders' equity
  Crestar................................    1,229.0     1,104.7     1,126.1     1,062.5       958.9       794.9       771.3
  Loyola.................................      175.7       162.7       169.1       157.0       149.1       140.6       133.7
  Crestar and Loyola pro forma (7).......    1,378.2     1,267.3     1,295.2     1,219.4     1,108.0       935.5       905.0

                                                SIX MONTHS
                                              ENDED JUNE 30,                       YEARS ENDED DECEMBER 31,
                                             1995        1994        1994        1993        1992        1991        1990
                                                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
AVERAGE BALANCES:
Total assets
  Crestar................................  $13,935.6   $13,487.9   $13,632.0   $12,585.4   $11,920.4   $11,440.7   $11,673.7
  Loyola.................................    2,497.9     2,277.4     2,321.1     1,979.9     1,877.4     2,083.4     2,136.3
  Crestar and Loyola pro forma...........   16,433.4    15,765.3    15,953.1    14,565.3    13,797.8    13,524.1    13,810.0
Loans (net of unearned income)
  Crestar................................    9,583.6     7,908.7     8,305.3     6,836.5     6,725.3     7,275.3     7,767.2
  Loyola.................................    1,996.7     1,565.1     1,701.5     1,396.6     1,386.8     1,629.1     1,732.2
  Crestar and Loyola pro forma...........   11,580.3     9,473.8    10,006.8     8,233.1     8,112.1     8,904.4     9,499.4
Total deposits
  Crestar................................   10,946.3    10,765.2    10,876.2     9,682.8     9,540.6     8,596.9     8,296.8
  Loyola.................................    1,530.8     1,451.8     1,463.2     1,470.0     1,576.3     1,649.2     1,563.3
  Crestar and Loyola pro forma...........   12,477.1    12,217.0    12,339.4    11,152.8    11,116.9    10,246.1     9,860.1
Long-term debt
  Crestar................................      368.1       203.4       234.9       215.4       185.9       162.8       170.1
  Loyola.................................      332.8       371.9       353.4       248.2       121.9        97.9         3.0
  Crestar and Loyola pro forma...........      709.4       583.7       588.3       463.6       307.8       260.7       173.1
Common shareholders' equity
  Crestar................................    1,188.6     1,085.4     1,099.2       994.8       794.6       744.1       731.7
  Loyola.................................      172.4       159.5       162.6       152.6       146.4       137.7       132.6
  Crestar and Loyola pro forma...........    1,361.0     1,244.9     1,261.8     1,147.4       941.0       881.8       864.3
Total shareholders' equity
  Crestar................................    1,188.6     1,085.4     1,099.2     1,038.7       839.6       789.1       776.7
  Loyola.................................      172.4       159.5       162.6       152.6       146.4       137.7       132.6
  Crestar and Loyola pro forma...........    1,361.0     1,244.9     1,261.8     1,191.3       986.0       926.8       909.3

RATIOS:
Return on average assets
  Crestar................................       1.33%       1.23%       1.24%       1.12%       0.67%       0.30%       0.52%
  Loyola.................................       0.68        0.63        0.65        0.62        0.61        0.51        0.33
  Crestar and Loyola pro forma...........       1.23        1.14        1.15        1.03        0.64        0.31        0.47
Return on average shareholders' equity
  Crestar................................      15.64       15.31       15.38       13.53        9.50        4.28        7.87
  Loyola.................................       9.80        8.94        9.25        8.04        7.79        7.72        5.31
  Crestar and Loyola pro forma...........      14.90       14.49       14.59       12.64        9.00        4.51        7.21
Return on average common shareholders'
  equity
  Crestar................................      15.64       15.31       15.38       13.90        9.73        4.19        7.99
  Loyola.................................       9.80        8.94        9.25        8.04        7.79        7.72        5.31
  Crestar and Loyola pro forma...........      14.90       14.49       14.59       13.12        9.43        4.74        7.58
Net interest margin (9)
  Crestar................................       4.94        4.77        4.83        4.78        4.67        4.29        4.22
  Loyola.................................       2.92        3.00        3.03        3.28        3.74        3.13        2.41
  Crestar and Loyola pro forma...........       4.64        4.52        4.55        4.57        4.54        4.11        3.93
Nonperforming assets to loans and
  foreclosed properties at period end
  Crestar................................       0.85        1.19        1.02        1.32        3.32        4.90        3.08
  Loyola.................................       0.74        1.51        1.08        1.96        3.08        3.00        1.94
  Crestar and Loyola pro forma (7).......       0.82        1.24        1.03        1.44        3.28        4.54        2.87
Net charge-offs to average loans
  Crestar................................       0.53        0.48        0.45        0.95        1.69        2.07        0.99
  Loyola.................................      (0.07)       0.11        0.09        0.26        0.45        0.68        0.30
  Crestar and Loyola pro forma...........       0.43        0.42        0.39        0.83        1.48        1.82        0.86
Allowance for loan losses to loans at
  period end
  Crestar................................       2.28        2.64        2.64        2.89        3.11        2.97        1.94
  Loyola.................................       0.72        0.83        0.70        0.91        1.17        0.89        0.79
  Crestar and Loyola pro forma (7).......       2.02        2.34        2.07        2.54        2.79        2.58        1.73

                                                SIX MONTHS
                                              ENDED JUNE 30,                       YEARS ENDED DECEMBER 31,
                                                1995        1994        1994        1993        1992        1991        1990
                                                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Allowance for loan losses to
  nonperforming loans at period end
  Crestar................................        321%        293%        287%        264%        144%         78%         68%
  Loyola.................................        187         129         150         126         124         112          86
  Crestar and Loyola pro forma (7).......        310         273         273         247         143          79          69
Allowance for loan losses to
  nonperforming assets at period end
  Crestar................................        268         221         231         218          93          60          63
  Loyola.................................         96          54          64          46          37          29          40
  Crestar and Loyola pro forma (7).......        246         188         200         175          84          56          60
Total shareholders' equity to total
  assets at period end
  Crestar................................       8.40        7.71        8.04        8.00        7.57        6.72        6.49
  Loyola.................................       6.81        7.27        6.84        6.63        8.35        7.02        6.43
  Crestar and Loyola pro forma (7).......       8.01        7.65        7.86        7.79        7.66        6.76        6.48

CAPITAL RATIOS AT PERIOD END:
Tier 1 risk-adjusted capital
  Crestar................................        8.9         9.3         9.4        10.5        10.4         7.9         7.5
  Loyola.................................        9.5        10.3         9.5         9.6        10.8         8.2         7.3
  Crestar and Loyola pro forma (7).......        9.0         9.4         9.4        10.4        10.4         8.0         7.5
Total risk-adjusted capital
  Crestar................................       12.6        12.0        13.3        13.5        13.7        10.6        10.1
  Loyola.................................       10.3        11.0        10.2        10.3        11.8         8.8         8.0
  Crestar and Loyola pro forma (7).......       12.3        11.9        13.0        13.1        13.5        10.4        10.0
Tier 1 leverage
  Crestar................................        7.8         7.5         7.9         7.9         7.7         6.7         6.2
  Loyola.................................        6.0         6.4         5.9         5.7         7.4         6.1         5.5
  Crestar and Loyola pro forma (7).......        7.5         7.3         7.6         7.5         7.6         6.6         6.2

                        NOTES TO SELECTED FINANCIAL DATA
                                  (UNAUDITED)

     (1) Amounts may not add due to rounding.

     (2) Net income and primary and fully diluted net income per share for the year ended December 31, 1992 does not include the cumulative effect of a change in accounting principle resulting from the adoption by Loyola, effective January 1, 1992, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The cumulative effect of adopting SFAS 109 on Loyola's net income and primary and fully diluted net income per share was an increase of $2.8 million and $0.31 and $0.31, respectively, for the year ended December 31, 1992.

     (3) Per share data for Loyola has been retroactively adjusted to reflect a two-for-one stock split issued in September 1992.

     (4) Based on an Exchange Ratio of 0.640 for conversion of Loyola Common Stock into Crestar Common Stock. See "Summary -- The Exchange Ratio" and "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock" for additional discussion regarding calculation of the Exchange Ratio.

     (5) In April 1991, Crestar announced that, thereafter, its dividend declaration would be made in the month following the end of each quarter instead of in the last month of each quarter. As a result, 1991 included only three dividend declarations; however, four dividend payments were made.

     (6) Pro forma dividends declared represent historical dividends per share declared by Crestar.

     (7) Ratios derived from the Pro Forma Condensed Statement of Financial Condition as of June 30, 1995 reflect certain material, non-recurring adjustments of approximately $25 million, on an after-tax basis, expected to be recorded in conjunction with the Merger. These adjustments include approximately $11 million for the tax liability associated with the tax bad debt reserves of Loyola (which becomes payable upon the merger of Loyola F.S.B. into a bank), approximately $5 million for the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; approximately $3 million associated with branch closings; and approximately $6 million of expenses related to effecting the Merger.

         Additional non-recurring adjustments include an increase in the allowance for loan losses of approximately $2 million and an increase in the reserve for foreclosed properties of approximately $1 million. Such adjustments will be taken to recognize Crestar's accelerated disposition strategy with respect to specific loans and foreclosed properties. The impact of each of the adjustments described above has been reflected in the Pro Forma Condensed Statement of Financial Condition as of June 30, 1995. The loan loss provision and write-down of foreclosed properties ultimately recorded will be based on the facts, circumstances and external events operative at the time, and may be more or less than the amounts reflected in the pro forma financial information as of June 30, 1995.

     (8) Nonperforming assets include nonaccrual loans, restructured loans and foreclosed properties.

     (9) Net interest margin is calculated on a taxable equivalent basis, using a tax rate of 35% for 1995, 1994 and 1993 and 34% for 1992, 1991 and
         1990.

SELECTED FINANCIAL DATA -- CRESTAR, LOYOLA AND CHASE MD

     The following consolidated financial data presents on a historical basis selected unaudited financial data for Crestar and Loyola, and unaudited pro forma amounts for both (a) Crestar and Loyola combined, and (b) Crestar, Loyola and Chase MD combined, as of June 30, 1995. The consolidated financial data of Crestar and the consolidated financial data of Loyola is qualified in its entirety by the information included in the documents incorporated in this Proxy Statement/Prospectus by reference. The Merger is reflected under the pooling-of-interests method of accounting and the pro forma selected financial data is derived accordingly. See "Incorporation of Certain Information by Reference."

     The Chase MD purchase agreement will involve the purchase of certain of the assets and the assumption of specified liabilities of Chase MD by Crestar in a transaction expected to be completed during the fourth quarter of 1995. Additional assets and liabilities of Chase MD will be excluded from the purchase transaction, and therefore have been excluded from the pro forma data for Chase MD presented in the following table under the caption "Crestar, Loyola and Chase MD pro forma". Such pro forma data has been based on the pro forma statement of financial condition of Crestar, Loyola and Chase MD combined, including adjustments related to the purchase of selected assets and liabilities of Chase MD by Crestar. See "Pro Forma Condensed Financial Information -- Crestar, Loyola and Chase MD."

     The historical statements of operations for Chase MD are not material in comparison to the historical statements of operations for Crestar, or in comparison to the pro forma statements of operations for Crestar and Loyola combined.

            SELECTED FINANCIAL DATA -- CRESTAR, LOYOLA AND CHASE MD
                                  (UNAUDITED)

                                                                                                                     AS OF
                                                                                                                 JUNE 30, 1995
                                                                                                             (DOLLARS IN MILLIONS)
SELECTED PERIOD-END BALANCES:
Total assets
  Crestar.................................................................................................         $14,631.9
  Loyola..................................................................................................           2,579.7
  Crestar and Loyola pro forma (1)........................................................................          17,208.6
  Crestar, Loyola and Chase MD pro forma (1)..............................................................          17,663.3
Loans (net of unearned income)
  Crestar.................................................................................................           9,796.1
  Loyola..................................................................................................           2,067.9
  Crestar and Loyola pro forma............................................................................          11,864.1
  Crestar, Loyola and Chase MD pro forma..................................................................          12,125.2
Allowance for loan losses
  Crestar.................................................................................................             222.9
  Loyola..................................................................................................              14.8
  Crestar and Loyola pro forma (1)........................................................................             239.8
  Crestar, Loyola and Chase MD pro forma (1)..............................................................             242.8

                                                                                                                     AS OF
                                                                                                                 JUNE 30, 1995
                                                                                                             (DOLLARS IN MILLIONS)
Nonperforming assets (2)
  Crestar.................................................................................................         $    83.1
  Loyola..................................................................................................              15.4
  Crestar and Loyola pro forma (1)........................................................................              97.6
  Crestar, Loyola and Chase MD pro forma (1)..............................................................              97.6
Total deposits
  Crestar.................................................................................................          11,116.7
  Loyola..................................................................................................           1,518.3
  Crestar and Loyola pro forma............................................................................          12,634.9
  Crestar, Loyola and Chase MD pro forma..................................................................          13,068.7
Long-term debt
  Crestar.................................................................................................             384.6
  Loyola..................................................................................................             321.1
  Crestar and Loyola pro forma............................................................................             705.7
  Crestar, Loyola and Chase MD pro forma..................................................................             705.7
Common shareholders' equity
  Crestar.................................................................................................           1,229.0
  Loyola..................................................................................................             175.7
  Crestar and Loyola pro forma (1)........................................................................           1,378.2
  Crestar, Loyola and Chase MD pro forma (1)..............................................................           1,378.2
Total shareholders' equity
  Crestar.................................................................................................           1,229.0
  Loyola..................................................................................................             175.7
  Crestar and Loyola pro forma (1)........................................................................           1,378.2
  Crestar, Loyola and Chase MD pro forma (1)..............................................................           1,378.2

SELECTED RATIOS:
Nonperforming assets to loans and foreclosed properties at period end
  Crestar.................................................................................................              0.85%
  Loyola..................................................................................................              0.74
  Crestar and Loyola pro forma (1)........................................................................              0.82
  Crestar, Loyola and Chase MD pro forma (1)..............................................................              0.80
Allowance for loan losses to loans at period end
  Crestar.................................................................................................              2.28
  Loyola..................................................................................................              0.72
  Crestar and Loyola pro forma (1)........................................................................              2.02
  Crestar, Loyola and Chase MD pro forma (1)..............................................................              2.00
Allowance for loan losses to nonperforming loans at period end
  Crestar.................................................................................................               321
  Loyola..................................................................................................               187
  Crestar and Loyola pro forma (1)........................................................................               310
  Crestar, Loyola and Chase MD pro forma (1)..............................................................               314
Allowance for loan losses to nonperforming assets at period end
  Crestar.................................................................................................               268
  Loyola..................................................................................................                96
  Crestar and Loyola pro forma (1)........................................................................               246
  Crestar, Loyola and Chase MD pro forma (1)..............................................................               249
Total shareholders' equity to total assets at period end
  Crestar.................................................................................................              8.40
  Loyola..................................................................................................              6.81
  Crestar and Loyola pro forma (1)........................................................................              8.01
  Crestar, Loyola and Chase MD pro forma (1)..............................................................              7.80
Capital ratios at period end:
  Tier 1 risk-adjusted capital
  Crestar.................................................................................................               8.9
  Loyola..................................................................................................               9.5
  Crestar and Loyola pro forma (1)........................................................................               9.0
  Crestar, Loyola and Chase MD pro forma (1)..............................................................               8.6

                                                                                                                     AS OF
                                                                                                                 JUNE 30, 1995
                                                                                                             (DOLLARS IN MILLIONS)
Total risk-adjusted capital
  Crestar.................................................................................................              12.6%
  Loyola..................................................................................................              10.3
  Crestar and Loyola pro forma (1)........................................................................              12.3
  Crestar, Loyola and Chase MD pro forma (1)..............................................................              12.1
Tier 1 leverage
  Crestar.................................................................................................               7.8
  Loyola..................................................................................................               6.0
  Crestar and Loyola pro forma (1)........................................................................               7.5
  Crestar, Loyola and Chase MD pro forma (1)..............................................................               7.3

        NOTES TO SELECTED FINANCIAL DATA -- CRESTAR, LOYOLA AND CHASE MD
                                  (UNAUDITED)

     (1) Ratios derived from the Pro Forma Condensed Statement of Financial Condition as of June 30, 1995 reflect certain material, non-recurring adjustments of approximately $25 million, on an after-tax basis, expected to be recorded in conjunction with the Merger with Loyola. These adjustments include approximately $11 million for the tax liability associated with the tax bad debt reserves of Loyola (which becomes payable upon the merger of Loyola F.S.B. into a bank), approximately $5 million for the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; approximately $3 million associated with branch closings; and approximately $6 million of expenses related to effecting the Merger with Loyola.

         Additional non-recurring adjustments relating to the Merger with Loyola include an increase in the allowance for loan losses of approximately $2 million and an increase in the reserve for foreclosed properties of approximately $1 million. Such adjustments will be taken to recognize Crestar's accelerated disposition strategy with respect to specific loans and foreclosed properties. The impact of each of the adjustments described above has been reflected in the Pro Forma Condensed Statement of Financial Condition as of June 30, 1995. The loan loss provision and write-down of foreclosed properties ultimately recorded will be based on the facts, circumstances and external events operative at the time, and may be more or less than the amounts reflected in the pro forma financial information as of June 30, 1995.

     (2) Nonperforming assets include nonaccrual loans, restructured loans and foreclosed properties.

                              GENERAL INFORMATION

     This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Loyola Board, to be voted at the Loyola Stockholder Meeting to be held at The University of Baltimore, Langsdale Auditorium, 1420 Maryland at Oliver Street, Baltimore, Maryland, on October 17, 1995, at 2:00 p.m. and at any adjournment thereof. At the Loyola Stockholder Meeting, stockholders will consider and vote upon: (i) the Agreement and the related Plan of Merger, pursuant to which Loyola will merge with and into Crestar, and Crestar will succeed to the business of Loyola; and (ii) such other matters as may properly come before the Special Meeting or any adjournments or postponements thereof. Only stockholders of record of Loyola at the close of business on August 3, 1995 are entitled to notice of and to vote at the Special Meeting. This Proxy Statement/Prospectus is being mailed to all such holders of record of Loyola Common Stock on or about September 14, 1995.

     The holders of the Loyola Common Stock are entitled to one vote for each share outstanding in such holder's name on the books of Loyola. Cumulative voting is not permitted. The affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required for approval of the Merger.

     Under rules of the New York Stock Exchange, the proposal to adopt the Agreement is considered a "non-discretionary item" whereby brokerage firms may not vote in their discretion on behalf of their clients if such clients have not furnished voting instructions. Abstentions and such broker "non-votes" will be considered in determining the presence of a quorum at the Special Meeting but will not be counted as a vote cast for a proposal. BECAUSE THE PROPOSAL TO ADOPT THE AGREEMENT IS REQUIRED TO BE APPROVED BY THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF LOYOLA COMMON STOCK, ABSTENTIONS AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THIS PROPOSAL.

     The proxies solicited hereby, if properly signed and returned and not revoked prior to their use, will be voted in accordance with the instructions given thereon by the stockholders. If no instructions are so specified, the proxies will be voted FOR the proposed Merger, and otherwise at the discretion of the proxies. Any stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing written notice of revocation with the Secretary of Loyola (Linda A. Stadtler, Secretary, Loyola Capital Corporation, 1300 North Charles Street, Baltimore, Maryland 21201-5705); (ii) submitting a duly executed proxy bearing a later date; or (iii) appearing at the Loyola Stockholder Meeting and notifying the Secretary of his or her intention to vote in person; however, attendance at the Loyola Stockholder Meeting will not in and of itself have the effect of revoking the proxy. Proxies solicited by this Proxy Statement/Prospectus may be exercised only at the Loyola Stockholder Meeting and any adjournments or postponements of the Loyola Stockholder Meeting and will not be used for any other meeting.

     The accompanying proxy is being solicited by the Loyola Board. The cost of such solicitation will be borne by Loyola. In addition to the use of the mails, proxies may be solicited by personal interview, telephone or telegram by directors, officers and employees of Loyola or Crestar without additional compensation. Arrangements may also be made with brokerage houses and custodians, nominees and fiduciaries for forwarding of solicitation material to beneficial owners of stock held of record by such persons and obtaining proxies from the beneficial owners of Loyola Common Stock entitled to vote at the Loyola Stockholder Meeting, and Loyola will reimburse such persons for their reasonable expenses incurred in doing so.

     The Loyola Board has no information that other matters will be brought before the meeting. If, however, other matters are presented, the accompanying proxy will be voted in accordance with the recommendations of the Loyola Board with respect to such matters.

     As of the Record Date, the directors and executive officers of Loyola and their affiliates beneficially owned a total of 785,556 shares (representing 9.3% of the outstanding shares of Loyola Common Stock), and the directors of Crestar owned no Loyola Common Stock. The Loyola directors have agreed with Crestar to recommend that Loyola stockholders vote in favor of the Merger, and the directors and executive officers have agreed to vote shares beneficially owned by such directors and executive officers, and shares with respect to which they have the power to vote, in favor of the Merger. See "Loyola Security Ownership of Certain Beneficial Owners."

     For the reasons described below, the Loyola Board has adopted the Agreement, believes the Merger is in the best interest of Loyola and its stockholders and recommends that stockholders of Loyola vote FOR approval of the Agreement. In making its recommendation, the Loyola Board considered, among other things, the opinion of Alex. Brown that the Exchange Ratio was fair to holders of Loyola Common Stock from a financial point of view. See "The
Merger -- Background of the Merger," " -- Reasons for the Merger; Recommendation of the Loyola Board," and " Opinion of Financial Advisor."

     The address of Crestar is 919 East Main Street, Richmond, Virginia 23261-6665, and its telephone number is (804) 782-5000. The address of Loyola is 1300 North Charles Street, Baltimore, Maryland 21201-5705, and its telephone number is (410) 332-7210.

                                   THE MERGER

     The detailed terms of the Merger are contained in the Agreement and Plan of Merger, attached as ANNEX I to this Proxy Statement/Prospectus. The following discussion describes the material features of the proposed Merger and the terms of the Agreement. This description is qualified by reference to the Agreement which is incorporated by reference herein.

GENERAL

     The Agreement provides that, subject to the satisfaction or waiver of the conditions set forth therein, Loyola will be merged with and into Crestar. In connection with the Merger, each share of Loyola Common Stock outstanding immediately prior to consummation of the Merger will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive a fraction of a share of Crestar Common Stock and an identical number of Rights determined in accordance with the Agreement, as described in this Proxy Statement/Prospectus. Based on the closing price of Crestar Common Stock on the New York Stock Exchange on September 13, 1995 of $56.00, each share of Loyola Common Stock would have been exchanged for 0.640 shares of Crestar Common Stock, if such price had been the Average Closing Price. Such number of shares of Crestar Common Stock may increase or decrease depending on the Average Closing Price of Crestar Common Stock. Cash will be paid in lieu of fractional shares of Crestar Common Stock.

     Based upon the capitalization of Crestar and Loyola as of June 30, 1995, Loyola stockholders would own approximately 12% of the outstanding Crestar Common Stock following consummation of the Merger. Based upon the financial statements of Crestar and Loyola at June 30, 1995, upon consummation of the Merger, the percentage of total assets and the percentage of total liabilities represented by Loyola in the combined entity would each be approximately 15%.

     AS DISCUSSED BELOW IN "REASONS FOR THE MERGER; RECOMMENDATION OF THE LOYOLA BOARD," THE LOYOLA BOARD HAS CONCLUDED THAT THE TERMS OF THE MERGER AND THE AGREEMENT ARE ADVISABLE AND ARE FAIR TO, AND IN THE BEST INTERESTS OF, LOYOLA AND ITS STOCKHOLDERS.

BACKGROUND OF THE MERGER

     Since Loyola is one of the larger independent financial institutions in Maryland, its management has been informally approached from time to time by other financial institutions seeking to initiate or expand their activities in Maryland. In March, 1994, pursuant to inquiries initiated by a large out-of-market depository holding company, management held a few informal discussions with representatives of that institution. The indication of interest expressed at these informal meetings caused management of Loyola to report the discussions to the Loyola Board.

     The Loyola Board appointed a Special Projects Committee (the "Committee") on March 15, 1994, initially composed of three independent directors and later expanded in January, 1995 to include all of the independent directors of Loyola, to monitor the discussions and evaluate these discussions against the objectives of Loyola. Further, management of Loyola developed a five year plan intended to provide some basis for the Loyola Board to compare potential values generated through remaining independent against possible merger proposals. For purposes of this comparison, only the first two years of the five-year plan were used because of the difficulty in forecasting interest rates beyond two years. Indicated book values (and related deal values) at the end of the two-year period discounted to the present were used as the basis for comparison, and the indicated discounted book values (and related deal values) were lower than the current book value (and current deal value). Finally, an estimate of value of Loyola was obtained from a financial advisor to inform the Loyola Board of ranges of value which might be achieved by the stockholders of Loyola in a merger of Loyola with another depository institution. The larger depository holding company requested access to certain financial and other information from Loyola, and some information was sent to them. Based upon the indication of value proffered by the larger depository holding company, it appeared that a potential merger would result in a significant increase in shareholder value. The potential suitor's interest in Loyola, however, appeared to wane, and these preliminary discussions produced no tangible results.

     In September, 1994, after management of Loyola was approached by representatives of Crestar, the Loyola Board decided to establish a more formal process for the project. It engaged Piper & Marbury L.L.P. as its legal counsel, and directed management to interview and hire a financial advisor for the project. After conducting interviews with several firms, Alex. Brown was engaged as financial advisor for the project. As such, Alex. Brown assisted management in identifying financial institutions who would be likely candidates for acquiring Loyola, worked with management of Loyola and its counsel in preparing a Confidential Offering Memorandum (the "Memorandum") for delivery to the potential acquirors, prepared an analysis of Loyola and the market for its securities to provide a basis for evaluating any offers received by Loyola, and assisted management of Loyola to develop a Dutch auction process in the event the Loyola Board ultimately decided that a merger was in the best interests of Loyola, its stockholders and its other constituents. The Dutch auction process involved several steps including the identification of potential acquirors, an informal approach to the potential acquirors to determine their interest in participating in the process, the delivery of the Memorandum to those potential acquirors which indicated a desire to participate in the process, the receipt of preliminary indications of interest from the potential acquirors, the detailed on-site due diligence by potential acquirors with indications of interest of a magnitude deemed acceptable to the Loyola Board, and the receipt of final bid proposals. While it was initially anticipated that the Memorandum would be delivered to potential acquirors in December, 1994 and that the entire process would be concluded with an agreement by early 1995, market conditions for bank stocks and appetite for acquisitions from potential acquirors had deteriorated during the fourth quarter of 1994, and Alex. Brown recommended to Loyola that the process be delayed until the market recovered.

     By late February, 1995, the Board had determined that the market had recovered sufficiently for the process to commence again. After receiving a full report from Alex. Brown, the Loyola Board authorized an approach to ten potential acquirors (six, including Crestar, were in-market institutions and four were out-of-market institutions). Eight of the ten prospective acquirors, including Crestar, expressed an initial interest in an affiliation with Loyola, and received copies of the Memorandum.

     After the review period only Crestar, however, submitted a preliminary indication of value to Loyola. The other seven were contacted by Alex. Brown concerning their failure to give a preliminary indication of value, and most indicated various internal reasons for not wishing to continue in the process. The preliminary indication of value received from Crestar was $28 a share; however, the Committee agreed to invite Crestar to conduct due diligence only if the preliminary indication of value was increased to at least $30 a share. After agreeing to the increase, Crestar conducted extensive due diligence at Loyola. At the conclusion of due diligence, negotiations on price and other issues continued, culminating in an announcement on April 27, 1995 that Loyola and Crestar had entered into the Binding Letter Agreement on price and general principles to govern the remaining issues. The Loyola Board approved the Agreement on May 16, 1995.

REASONS FOR THE MERGER; RECOMMENDATION OF THE LOYOLA BOARD

     The Loyola Board believes that the terms of the Merger and the Agreement are advisable and are fair to, and in the best interests of, Loyola and its stockholders. As explained below, this conclusion is supported by the opinion of its independent financial advisor that the consideration to be received in the Merger is fair to Loyola's stockholders from a financial point of view. In considering the terms and conditions of the Agreement, the Loyola Board considered a number of factors. The Loyola Board did not assign any relative or specific weights to the factors considered. The material factors considered were:

          (i) THE FINANCIAL TERMS AND STRUCTURE OF THE MERGER. The Loyola Board was of the view that, based on historical and anticipated trading ranges for Crestar Common Stock, the value of the consideration to be received by Loyola stockholders resulting from the Exchange Ratio represented a fair multiple of Loyola's per share book value and earnings. The Loyola Board also considered that, under the proposed Exchange Ratio and based on the Loyola Board's belief that Crestar would continue to pay dividends at its current rate, the Merger would result in a substantial increase in dividend income to Loyola stockholders, although there can be no assurance that current dividends are indicative of future dividends. See
     "Summary -- Comparative Per Share Data." The Loyola Board also considered that the Merger would qualify as a tax-free reorganization under the Code. See " -- Certain Federal Income Tax Consequences."

          (ii) THE NON-FINANCIAL TERMS OF THE MERGER. The Loyola Board considered the social and economic effect on the employees, depositors and customers of, and others dealing with Loyola and on the communities in which Loyola is located or operates.

          (iii) CERTAIN FINANCIAL AND OTHER INFORMATION CONCERNING CRESTAR. The Loyola Board considered the business and financial condition of Crestar and its favorable position among its peer group of national and regional financial institutions in terms of profitability, capital adequacy and asset quality. The Loyola Board also considered that the historical dividends per share and net income per share of Crestar Common Stock to be received by Loyola stockholders after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share and net income per share of Loyola Common Stock, although there can be no assurance that pro forma amounts are indicative of future dividends or income per share of Crestar. The Loyola Board further considered the reputation and business practices of Crestar and its management as they would affect the employees of Loyola.

          (iv) OTHER POSSIBLE ALTERNATIVES. The Loyola Board considered, based in part on the advice of Alex. Brown, possible alternatives to the transaction with Crestar. These alternatives included remaining an independent institution and possible affiliations with others. As part of the Dutch auction process that was employed, several potential acquirors other than Crestar were approached regarding a possible affiliation with Loyola.

          (v) OPINION OF FINANCIAL ADVISOR. The Loyola Board considered the opinion of Alex. Brown as to the fairness of the consideration to be received in the Merger to Loyola stockholders from a financial point of view. See " -- Opinion of Financial Advisor."

          (vi) CERTAIN OTHER CONSIDERATIONS. The Loyola Board further determined that the addition of resources resulting from the Merger will enable Loyola to provide a wider and improved array of financial services to consumers and businesses and to achieve added flexibility in dealing with the changing competitive environment in its market area. In addition, the Loyola Board concluded that the Merger will help provide Loyola with the financial resources needed to meet the competitive challenges arising from recent and anticipated changes in the banking and financial services industry.

     THE LOYOLA BOARD BELIEVES THAT THE MERGER AND THE AGREEMENT ARE ADVISABLE AND ARE FAIR TO, AND IN THE BEST INTEREST OF, LOYOLA AND ITS STOCKHOLDERS. THE LOYOLA BOARD UNANIMOUSLY RECOMMENDS THAT LOYOLA'S STOCKHOLDERS VOTE FOR THE AGREEMENT AND THE MERGER CONTEMPLATED THEREBY.

OPINION OF FINANCIAL ADVISOR

     Loyola retained Alex. Brown to act as Loyola's financial advisor in connection with the Merger. Alex. Brown has historically provided, and continues to provide, certain other financial advisory and agency services to Loyola. Alex. Brown was selected to act as Loyola's financial advisor based upon its qualifications, expertise and reputation, as well as Alex. Brown's prior investment banking relationship and familiarity with Loyola. Alex. Brown was the co-financial advisor and designated co-managing underwriter for Loyola's conversion from mutual to stock ownership in 1986, was one of the designated brokers for Loyola's stock repurchase program, served as financial advisor for a proposed private placement of Loyola debt, and maintains a primary trading market in Loyola Common Stock. Alex. Brown regularly publishes research reports regarding the financial services industry and the businesses and securities of publicly-owned companies in that industry.

     On April 24, 1995, at the meeting at which the Loyola Board approved and adopted the Binding Letter Agreement, Alex. Brown delivered a written opinion to the Loyola Board that, as of such date, the Exchange Ratio to be received by the stockholders of Loyola, 0.690 shares of Crestar Common Stock for each share of Loyola Common Stock (subject to adjustment as detailed in the Binding Letter Agreement), was fair to the stockholders of Loyola from a financial point of view (the "Opinion"). The Opinion was updated as of May 16, 1995, the date as of which the Agreement was executed, and as of the date of this Proxy Statement/Prospectus (the "Updated Opinion" and together with the Opinion the "Opinions"). No limitations were imposed by the Loyola Board upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering the Opinions.

     THE FULL TEXT OF THE UPDATED OPINION, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX III TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. LOYOLA STOCKHOLDERS ARE URGED TO READ THE UPDATED OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE UPDATED OPINION.

     In rendering the Opinions, Alex. Brown (i) reviewed the Binding Letter Agreement and subsequently the Agreement, certain publicly available business and financial information concerning Loyola and Crestar, and certain internal financial analyses and forecasts for Loyola and Crestar prepared by their respective managements; (ii) held discussions with members of senior management of Loyola and Crestar regarding the past and current business operations, financial condition, and future prospects of their organizations; (iii) reviewed the reported price and trading activity for Loyola Common Stock and Crestar Common Stock and compared certain financial and stock market information for each of Loyola and Crestar with similar information for certain other financial institutions, the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the financial institutions industry which Alex. Brown deemed comparable in whole or in part; and (v) performed such other studies and analyses as Alex. Brown considered appropriate.

     Alex. Brown relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its Opinions. With respect to the financial forecasts prepared by the managements of Loyola and Crestar and reviewed by Alex. Brown in rendering its Opinions, Alex. Brown assumed that such financial forecasts prepared by management were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of each of Loyola and Crestar as to the future financial performance of Loyola and Crestar. Alex. Brown did not make an independent evaluation or appraisal of the assets or liabilities of Loyola or Crestar nor was it furnished with any such appraisal.

     The summary set forth below does not purport to be a complete description of the analyses performed by Alex. Brown in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed below, Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses, and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. No one of the analyses performed by Alex. Brown was assigned a greater significance than any other. In performing its analyses, Alex. Brown made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Loyola's or Crestar's control. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES. In preparing the Opinions, Alex. Brown, using publicly available information, compared selected financial information, including book value, tangible book value, latest twelve months ("LTM") earnings, 1995 estimated earnings, 1996 estimated earnings, asset quality ratios and loan loss reserve levels, for Loyola and two peer groups of savings bank organizations.

     The first peer group comprised all savings banks in the United States that possessed asset bases in excess of $500 million (the "National Comparables Group"). The National Comparables Group was then segmented into those savings banks headquartered in the Mid-Atlantic Region (Delaware, Maryland, Pennsylvania and Virginia) (the "Regional Comparables Group"). The second peer group comprised the Regional Comparables Group and included Maryland Federal Bancorp
(MD); Parkvale Financial Corporation, PennFirst Bancorp, Inc., Sovereign Bancorp and York Financial Corp. (PA); and Charter Federal Savings Bank, Virginia Beach Federal Financial, Virginia First Federal and Washington Federal Savings (VA). Since Loyola's stock price began to increase, and such increase was believed to be due to takeover rumors during the early part of April, the trading multiple comparisons are as of March 24, 1995, one month prior to the date the Loyola Board meeting was held to approve the Binding Letter Agreement. As of March 24, 1995, the relative multiples implied by the market price of Loyola's Common Stock and the mean market price of the common stock of the National Comparables Group and the Regional Comparables Group, respectively, to such selected financial data was: (i) to LTM earnings 12.6x for Loyola and 10.3x and 9.6x for the National Comparables Group and Regional Comparables Group, respectively;
(ii) to 1995 Institutional Brokerage Estimation Service ("I/B/E/S") estimated earnings per share, 12.2x for Loyola and 9.8x and 8.3x for the National Comparables Group and the Regional Comparables Group, respectively; (iii) to 1996 I/B/E/S estimated earnings per share, 11.0x for Loyola and 9.2x and 7.5x for the National Comparables Group and Regional Comparables Group, respectively;
(iv) to stated book value, 107% for Loyola and 105% and 113% for the National Comparables Group and the Regional Comparables Group, respectively; (v) to tangible book value, 112% for Loyola and 110% and 123% for the National Comparables Group and the Regional Comparables Group, respectively; and (vi) to total assets, 7.4% for Loyola and 8.6% and 7.5% for the National Comparables Group and Regional Comparables Group, respectively.

     ANALYSIS OF COMPARABLE ACQUISITION TRANSACTIONS. In preparing the Opinions, Alex. Brown analyzed certain comparable merger and acquisition transactions for savings banks based upon the acquisition price relative to stated book value, stated tangible book value, LTM earnings, total assets and the premiums to core deposits and market price. The market price premium is measured against the market price of the common stock one month prior to the acquisition announcement (or, in Loyola's case, on March 24, 1995). The analysis included a review and comparison of the mean multiples represented by a sampling of recently effected or pending savings bank acquisitions nationwide having a transaction value between $100 million and $1 billion which were announced since January 1, 1993 (a total of 37 transactions), as segmented into: (i) transactions announced since January 1, 1995 (4) ("1995 Transactions"); (ii) transactions in which the selling savings bank was headquartered in the Mid-Atlantic Region (4) (the "Regional Transactions"); (iii) transactions in which the selling savings bank achieved a return on average assets between 0.50% and 1.00% in the year of its announced acquisition (11) (the "Profitability-Segmented Transactions"); and
(iv) transactions in which the selling savings bank possessed nonperforming assets between 1.00% and 4.00% of its total assets (20) (the "Asset-Quality Segmented Transactions").

     The relative multiples implied by the Exchange Ratio ($32.00 implied per share value to Loyola stockholders) and each of the comparable acquisition transaction segmentations, respectively, are provided in the following table:

                                                           PURCHASE PRICE TO:
                                                           TANGIBLE                          CORE
                                                 BOOK        BOOK                  LTM      DEPOSITS    MARKET
              TRANSACTION GROUP                  VALUE      VALUE       ASSETS     EPS      PREMIUM     PREMIUM
CONSIDERATION ($32.00 PER SHARE).............    150.6%      158.9%      11.4%     17.8X       8.6%       41.4%
Comparable Acquisition Transactions:
(a) Nationwide -- Mean.......................    163.4%      175.1%      13.5%     14.5x       8.1%       37.9%
   High......................................    218.6%      218.6%      20.4%     33.3x      14.1%      181.0%
   Low.......................................    113.6%      132.8%       6.7%      8.1x       1.0%        1.8%
(b) Recent Transactions -- Mean..............    174.1%      176.6%      15.4%       NM       10.3%       34.3%
   High......................................    197.1%      197.1%      20.4%     33.3x      13.2%       57.6%
   Low.......................................    139.4%      139.4%       8.0%     20.1x       8.1%       13.6%
(c) Regional Transactions -- Mean............    163.4%      176.6%      13.7%     15.7x       9.2%       35.1%
   High......................................    182.9%      191.1%      20.4%     33.3x      12.6%       52.9%
   Low.......................................    151.5%      154.6%       8.0%     13.3x       7.3%        7.8%
(d) Profitability-Segmented -- Mean..........    164.6%      179.2%      12.1%     15.7x       8.0%       34.3%
   High......................................    197.1%      207.4%      17.8%     28.6x      13.2%      158.0%
   Low.......................................    113.6%      147.5%       7.3%     10.9x       4.4%        8.1%
(e) Asset-Quality Segmented -- Mean..........    162.9%      174.9%      13.2%     16.8x       7.6%       33.2%
   High......................................    205.4%      212.5%      18.8%     32.8x      13.2%      178.5%
   Low.......................................    113.6%      142.2%       6.7%      8.8x       1.0%        1.8%

     Alex. Brown concluded from its review of comparable acquisition transactions, as segmented, that relative multiples implied by the Exchange Ratio, (i) with regard to each of the six measures evaluated was comfortably in the range of each of the aforementioned segmentations; and (ii) with regard to market premiums and the latest twelve-month earnings multiples, were in excess of the mean transaction multiples of each of the aforementioned segmentations.

     DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, Alex. Brown estimated the present value of the future dividend streams that Loyola could produce over a two year period, under different assumptions as to required equity levels, if Loyola performed in accordance with management's forecasts and certain variants thereof. Alex. Brown also estimated the terminal value for Loyola's common equity after the two year period by applying book value (150%-185%) and earnings (13.0-16.0 times) acquisition multiples currently being received by savings bank institutions with similar profitability ratios as Loyola is projected to have during its calendar year ended December 31, 1996. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of Loyola. The dividend streams and terminal values were then discounted to present values using discount rates ranging from 12.5% to 15.0%, which reflect different assumptions regarding the required rates of returns of holders or prospective buyers of Loyola's common equity. Alex. Brown concluded from its discounted cash flow analysis that the consideration indicated by the Exchange Ratio on the date the Agreement was executed ($32 indicated per share value to Loyola stockholders) exceeded the present value of the future dividend streams that Loyola could produce over a two-year period.

     REFERENCE RANGE. Based in part on the several analyses discussed above, Alex. Brown developed, for purposes of its Opinions, a reference range for the value of Loyola common equity of $28.00 to $34.00 per share of Loyola Common Stock. The values reflected in the foregoing reference range were considered along with the other analyses performed by Alex. Brown and were not intended to represent the price at which 100% of Loyola Common Stock could actually be sold. The foregoing reference ranges were based in part on the application of economic and financial models and are not necessarily indicative of actual values; which may be significantly more or less than such estimates. The reference ranges do not purport to be appraisals.

     COMPENSATION OF FINANCIAL ADVISOR. Pursuant to the terms of an engagement letter dated September 30, 1994, Loyola has paid Alex. Brown a fee of $300,000 for acting as financial advisors in connection with the Merger, including rendering the Opinion. In addition, Loyola has agreed to pay Alex. Brown a fee of 0.70% of the aggregate consideration received by Loyola stockholders in the Merger less the $300,000 in fees already paid to Alex. Brown. This fee is payable to Alex. Brown upon consummation of the Merger, and is estimated to be approximately $1.7 million. Whether or not the Merger is consummated, Loyola also has agreed to indemnify Alex. Brown and certain related persons against certain liabilities relating to or arising out of its engagement.

EFFECTIVE TIME OF THE MERGER

     The Merger is expected to be consummated in late December, 1995 or early January, 1996. The Merger will be effective on the date (the "Effective Date") and the time (the "Effective Time") specified in the Articles of Merger that are to be filed with the State Department of Assessments and Taxation of Maryland and the SCC as soon as practicable following satisfaction of all the conditions to the consummation of the Merger set forth in the Agreement; provided that the Effective Time shall not be earlier than December 28, 1995. Either Loyola or Crestar, acting unilaterally, may terminate the Agreement if the Merger has not been consummated by March 31, 1996.

     Until the Effective Time of the Merger occurs, Loyola stockholders will retain their rights as stockholders to vote on matters submitted to them by the Loyola Board.

DETERMINATION OF EXCHANGE RATIO AND EXCHANGE FOR CRESTAR COMMON STOCK

     Crestar valued Loyola Common Stock for purposes of the exchange at the Exchange Ratio. The Exchange Ratio was determined through negotiations between Loyola and Crestar, and was directly related to stock market conditions generally, and more specifically, to the market value of Crestar Common Stock. The valuation of Loyola Common Stock was based upon the potential value of Loyola Common Stock, the nature of Loyola's savings and loan association businesses, and Loyola's deposit base, market share and market franchise in and around Maryland and Washington, D.C. Each share of Loyola Common Stock (other than shares held directly by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the number of shares of Crestar Common Stock, and an identical number of Rights, determined by the Exchange Ratio which is determined by the Average Closing Price, subject to adjustment in certain circumstances. The Exchange Ratio at the Effective Time of the Merger shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of Crestar Common Stock, any dividend payable in Crestar Common Stock, or any capital reorganization involving the reclassification of Crestar Common Stock subsequent to the date of the Agreement. At June 30, 1995, there were 8,111,600 shares of Loyola Common Stock outstanding. In addition, options to purchase an additional 1,076,717 shares of Loyola Common Stock were outstanding at June 30, 1995. Based on the Loyola Common Stock and options to purchase Loyola Common Stock outstanding as of June 30, 1995, and assuming a maximum Exchange Ratio of 0.750, Crestar would issue 6,083,700 shares of Crestar Common Stock in exchange for Loyola Common Stock, and convert the outstanding options to purchase Loyola Common Stock into 807,538 outstanding options to purchase Crestar Common Stock. Based on a minimum Exchange Ratio of 0.640, Crestar would issue 5,191,424 shares of Crestar Common Stock, and convert outstanding options to purchase Loyola Common Stock into 689,099 outstanding options to purchase Crestar Common Stock. Based on the $56.00 closing price of Crestar Common Stock on the NYSE on September 13, 1995, the Exchange Ratio would have been 0.640, the minimum Exchange Ratio, if such closing price had been the Average Closing Price. The aggregate number of shares of Crestar Common Stock to be issued in connection with the Merger, and the number of options to purchase Loyola Common Stock that will be converted into options to purchase Crestar Common Stock, will vary to the extent that any outstanding options to purchase Loyola Common Stock are exercised prior to the Effective Time of the Merger. See " -- Effect on Loyola Employee Benefit Plans" below.

     Following the Effective Time of the Merger, former holders of shares of Loyola Common Stock will be mailed a Letter of Transmittal which will set forth the procedures that should be followed for exchange of Loyola Common Stock for Crestar Common Stock.

     Stockholders of Loyola who receive Crestar Common Stock and the associated Rights will be entitled to receive certificates representing the number of whole shares of Crestar Common Stock for which such shares have been submitted for exchange and cash in lieu of any fractional share interest on the basis of the Exchange Ratio.

BUSINESS OF LOYOLA AND CRESTAR PENDING THE MERGER

     Loyola has agreed that until the Effective Time of the Merger it will and will cause each of its subsidiaries to conduct their respective operations only in the ordinary course of business consistent with past practices (subject to the terms of the Agreement described below) and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them. Loyola has also agreed that it will not, and will not permit any of its subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of Crestar or Loyola to obtain any necessary approvals, consents or waivers of any Governmental Entity (as defined in the Agreement) or third party required for the Merger or to perform its covenants and agreements on a timely basis under the Agreement. In this connection, Loyola has agreed that, without the prior written consent of Crestar, it will not and will not permit any of its subsidiaries to: (i) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loan or advance; (ii) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend on Loyola Common Stock other than the regular quarterly cash dividend not exceeding $0.12 per share of Loyola Common Stock; or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights, or convert any options into stock appreciation rights, or grant any person any right to acquire any shares of its capital stock, except for dividends paid by any of the wholly-owned subsidiaries of Loyola to Loyola or any of its wholly-owned subsidiaries; or issue any additional shares of capital stock except pursuant to the exercise of stock options outstanding as of the date of the Agreement which were granted under Loyola's 1986 Stock Option Plan, as amended; (iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than a direct or indirect wholly-owned subsidiary of Loyola, or cancel, release or assign any material indebtedness of any person or any claims held by any Person, except pursuant to contracts or agreements in force at the date of the Agreement; (iv) other than portfolio investments in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person other than a wholly-owned subsidiary of Loyola; (v) enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than renewals of contracts and leases without material adverse changes of terms; (vi) except as permitted under the current year's budget or as otherwise provided in the Agreement, increase in any manner the compensation or fringe benefits of its employees (including employees, former employees, director and former directors) or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend, modify or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or adopt, amend or modify any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds, employee stock ownership, consulting, severance or fringe benefit plan, or other arrangements for the benefit or welfare of any employee or voluntarily accelerate the vesting of any stock options or other stock-based compensation; (vii) modify in any material respect the manner in which it and its subsidiaries have heretofore conducted or accounted for their business; (viii) except as contemplated by the Agreement, amend its Articles of Incorporation or its By-Laws; (ix) agree to, or make any commitment to, take any of the actions prohibited by the provisions of the Agreement governing the conduct of the business of Loyola pending the Merger;
(x) except if as a result of death, disability or other inability to serve, elect or appoint any new director or officer of Loyola or any of its subsidiaries, provided that the appointment of an officer to another office of Loyola or any of its subsidiaries shall not be deemed to be the appointment of a new officer; or (xi) acquire an insurance policy or enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional premium payment obligation of $50,000 or more.

     Loyola has further agreed that neither Loyola nor any of its subsidiaries, nor any of their respective officers, directors and employees shall, and Loyola shall direct and use its best efforts to cause its agents and representatives not to, directly or indirectly, take any action to solicit or initiate any inquiries or the making of any offer or proposal with respect to a merger, consolidation, business combination, liquidation, reorganization, sale or other disposition of any significant portion of assets, sale of shares of capital stock, or similar transactions involving Loyola or any subsidiary of Loyola (an "Acquisition Proposal") or, except as may be legally required for the discharge by the Loyola Board of its fiduciary duties, engage in any negotiation concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal. Loyola will promptly notify Crestar of any Acquisition Proposal or any inquiries with respect thereto, and will give Crestar contemporaneous written notice upon engaging in discussions or negotiations with, or providing any information regarding Loyola to, any such person regarding an Acquisition Proposal.

     Loyola has agreed that, prior to the consummation of the Merger, it will conform its loan, accrual and reserve policies, and shall establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance and other benefit costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger, including the expense for any tax liabilities with respect to the anticipated recapture of the bad debt reserves established by Loyola or any of its subsidiaries for tax purposes to the extent not otherwise recorded, so that such policies are applied consistently on a mutually satisfactory basis with those of Crestar; provided that: (i) Loyola will not be obligated to take any such action unless and until Crestar specifies its request in writing and acknowledges that all conditions to Crestar's obligations to consummate the Merger set forth in the Agreement have been satisfied or waived by Crestar; (ii) Loyola acknowledges that the conditions to its obligation to consummate the Merger set forth in the Agreement have been satisfied or waived by Loyola; (iii) Loyola shall not be required to take any such action that impairs its regulatory capital below regulatory guidelines, that is inconsistent with any formal or informal undertaking by Loyola to any bank regulator that has been disclosed in writing to Crestar prior to the date of the Agreement or is inconsistent with any bank regulatory requirement applicable to Loyola; and (iv) Loyola shall not be required to take any such action that is not consistent with generally accepted accounting principles applicable to depository institutions.

     Crestar has agreed that until the Effective Time of the Merger it will and will cause each of its subsidiaries to conduct their respective operations only in the ordinary course of business consistent with past practice and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them. Crestar has also agreed that it will not, and will not permit any of its subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of Crestar or Loyola to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under the Agreement.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is conditioned upon the approval of the holders of a majority of the outstanding Loyola Common Stock entitled to vote at the Loyola Stockholder Meeting. The Merger must be approved by the Federal Reserve Board, the OTS, the MBC, and the SCC, applications for which have been or will be filed and approvals for which are expected to be received. The obligations of Loyola and Crestar to consummate the Merger are further conditioned upon: (i) the accuracy of the representations and warranties of Loyola and Crestar contained in the Agreement; (ii) the performance of all covenants and agreements contained in the Agreement; (iii) the receipt of an opinion of Piper & Marbury L.L.P., counsel to Loyola, and an opinion of Hunton & Williams, counsel to Crestar, with respect to certain of the tax consequences of the Merger described herein under " -- Certain Federal Income Tax Consequences;" (iv) no preliminary or permanent injunction or other order shall have been issued by any court or by any Governmental Entity which prohibits the consummation of the Merger and no litigation or proceeding shall be pending against Crestar or Loyola or any of their subsidiaries brought by any government entity seeking to prevent consummation of the Merger; (v) the approval for listing on the NYSE of the shares of Crestar Common Stock at the Effective Time of the Merger, subject to official notice of issuance; (vi) the receipt of opinions of counsel with respect to certain legal matters; (vii) the registration statement registering the shares of Crestar Common Stock to be issued in the Merger shall have become effective and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; (viii) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity which prohibits consummation of the Merger; (ix) the receipt by Crestar of permits and other authorizations necessary under all state securities or "Blue Sky" laws to consummate the Merger; and (x) the receipt by Crestar of a letter from KPMG Peat Marwick LLP to the effect that the Merger can be accounted for as a pooling-of-interests.

     Crestar and Loyola may waive any condition to their obligations to consummate the Merger except requisite approvals of Loyola stockholders and regulatory authorities.

STOCK OPTION AGREEMENT

     Crestar and Loyola have entered into a Stock Option Agreement, dated as of April 27, 1995 (the "Option Agreement"), pursuant to which Loyola issued to Crestar an option (the "Option") to purchase up to 1,613,442 shares of Loyola Common Stock at a purchase price of $25.00 per share.

     Crestar may exercise the Option upon the occurrence of certain events (each a "Purchase Event"). The Option Agreement provides that a Purchase Event shall mean the occurrence of any of the following events after the date of execution of the Option Agreement: (i) Loyola or Loyola F.S.B., without having received Crestar's prior written consent, shall have entered into an agreement with any person to: (x) merge, consolidate or enter into any similar transaction with Loyola except as contemplated in the Agreement; (y) purchase, lease or otherwise acquire all or substantially all of the assets of Loyola or Loyola F.S.B.; or
(z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of Loyola or Loyola F.S.B.; (ii) any person

(other than Crestar and its subsidiary banks in a fiduciary capacity, or Loyola and Loyola F.S.B. in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Loyola Common Stock; (iii) any person shall have made a bona fide proposal to Loyola by public announcement or written communication that is or becomes the subject of public disclosure to acquire Loyola or Loyola F.S.B. by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the stockholders of Loyola vote not to adopt the Agreement; or (iv) Loyola shall have willfully breached certain specified covenants contained in the Agreement following a bona fide proposal to Loyola or Loyola F.S.B. to acquire Loyola or Loyola F.S.B. by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle Crestar to terminate the Agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the date on which Crestar shall notify Loyola of its intent to exercise the Option.

     The Option may be exercised in whole or in part, at one or more closings, and may be exercised at any time if a Purchase Event shall have occurred and be continuing and before the Option Agreement is terminated, unless Crestar shall have breached in any material respect any material covenant or representation contained in the Agreement and such breach has not been cured. The Option Agreement provides that to the extent that it shall have not been exercised, the Option shall terminate (i) on the Effective Date of the Merger; (ii) upon the termination of the Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Loyola of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of Loyola's stockholders to approve the Merger by the vote required under applicable law); or (iii) 12 months after termination of the Agreement due to a willful breach by Loyola of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of Loyola's stockholders to approve the Merger by the vote required under applicable law.

WAIVER AND AMENDMENT; TERMINATION

     WAIVER AND AMENDMENT. Prior to the Effective Time, any provision of the Agreement may be: (i) waived by the party benefitted by the provision or by both parties by a writing executed by an executive officer; or (ii) amended or modified at any time by an agreement in writing between the parties approved by their respective boards of directors, except that, after the vote by the stockholders of Loyola, no such amendment or modification may be made which reduces or changes the form and amount of consideration payable pursuant to the Agreement without further stockholder approval. If at any time before the Effective Time of the Merger a material term of the Agreement or Plan of Merger is amended, the Loyola Board will postpone or reschedule the Loyola Stockholder Meeting (or, if necessary, call additional stockholder meetings), to vote on the Agreement and Plan of Merger, as amended, and resolicit proxies for use at such meeting. For these purposes, each of the following will be deemed to constitute an amendment to a material term of the Agreement or the Plan of Merger: (i) an amendment to the Exchange Ratio adverse to Loyola stockholders; (ii) a change in the income tax treatment of the Merger as a tax-free reorganization; or (iii) any other change that would materially adversely affect the holders of Loyola Common Stock.

     TERMINATION. The Agreement may be terminated, and the Merger abandoned at any time prior to the Effective Date of the Merger, by: (i) the mutual consent of Crestar and Loyola, if its respective board of directors so determines by a vote of a majority of the members of its entire board; (ii) either Crestar or Loyola, if its respective board of directors so determines by a vote of a majority of the members of its entire board, in the event of the failure of the stockholders of Loyola to approve the Agreement at the Special Meeting; (iii) by Crestar or Loyola, if its respective board of directors so determines by a vote of a majority of the members of its entire board, in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained in the Agreement which is not cured or not curable within 60 days after written notice of such breach is given to the party committing such breach; (iv) either Crestar or Loyola by written notice to the other party if prior to December 31, 1995 either (A) any approval, consent or waiver of any Governmental Entity required to permit consummation of the transactions contemplated by the Agreement shall have been denied, or (B) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order or ruling enjoining or otherwise prohibiting consummation of the transactions contemplated by the Agreement; (v) either Crestar or Loyola, if its respective board of directors so determines by a vote of a majority of the members of its entire board, if the Merger is not consummated by March 31, 1996, unless the failure to so consummate by such time is due to a breach of any representation, warranty, agreement or covenant by the party seeking to terminate the Agreement; and (vi) Loyola, if the Loyola Board so determines by a majority vote of the members of its entire board at any time during the five-day period prior to the fifth day prior to the Closing Date, if the Average Closing Price is less than $40.00; provided, however, that Crestar shall have the option of increasing the consideration to be received by holders of Loyola Common Stock by adjusting the Exchange Ratio to a number equal to the quotient, the numerator of which is the product of $40.00 times the Exchange Ratio then in effect and the denominator of which is the Average Closing Price.

     In the event of the termination of the Agreement pursuant to the above, the Agreement, other than provisions relating to confidentiality of information obtained by the parties and to the payment of expenses relating to the Merger, shall become void and there shall be no liability on the part of any party or its directors or officers, except that any such termination will be without prejudice to the rights of any party arising out of the willful breach of the other party of any covenant or willful misrepresentation contained in the Agreement.

ACCOUNTING TREATMENT

     Consummation of the Merger is conditioned upon the receipt by Crestar of a letter from KPMG Peat Marwick LLP to the effect that the Merger can be accounted for as a pooling-of-interests. See " -- Conditions to Consummation of the Merger." Under this accounting treatment, as of the Effective Time of the Merger, the assets and liabilities of Loyola would be added to those of Crestar at their recorded book values and the shareholders' equity accounts of Crestar and Loyola would be combined on Crestar's consolidated balance sheet. On the pooling-of-interests accounting basis, income and other financial statements of Crestar issued after consummation of the Merger would be restated retroactively to reflect the consolidated combined financial position and results of operations of Crestar and Loyola as if the Merger had taken place prior to the periods covered by such financial statements.

OPERATIONS AFTER THE MERGER

     After the consummation of the Merger, Crestar will continue generally to conduct the business presently conducted by Loyola, except that following the Merger Crestar will be required to divest certain real estate development activities of Loyola not permitted to be engaged in by bank holding companies. The divestiture of impermissible business activities of Loyola will not have a material effect on Crestar following the Merger. Crestar also intends to establish a Baltimore Region for the administration of the Baltimore area operations of Crestar Bank MD and Loyola F.S.B. following the Merger. The Baltimore Region will have a separate management team and a local advisory board of directors.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Loyola's management may be deemed to have interests in the Merger in addition to their interests as stockholders of Loyola generally. In each case, the Loyola Board was aware of their potential interests, and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

     EMPLOYMENT AGREEMENTS. Employment agreements are currently in effect for 12 executive and other senior officers of Loyola and its subsidiaries (collectively, the "Officers"), including Messrs. Mosmiller and Johnson who are members of the Loyola Board. The agreements will continue to be effective (except with respect to an amendment to the agreements dated as of May 16, 1995) whether or not the Merger is consummated. If the Merger is consummated, employer obligations under the employment agreements with the Officers will become obligations of Crestar and its subsidiaries by operation of law.

     Loyola and Loyola F.S.B. have entered into employment agreements with Joseph W. Mosmiller, Chairman of the Board and Chief Executive Officer, and James C. Johnson, President and Chief Operating Officer. The original terms of the agreements continue until April, 1998. However, upon each anniversary date of the agreements, the Loyola Board may extend the term for an additional one-year period. Each of these agreements provides for a minimum annual salary of $393,000 and $299,000, respectively. The agreements further provide that these individuals will serve as Chairman of the Board and Chief Executive Officer, and as President and Chief Operating Officer of Loyola and Loyola F.S.B., respectively, and that they will be entitled to participate in discretionary bonuses, stock option plans, incentive compensation plans, other customary fringe benefits, vacation and sick leave and disability payments available to senior management employees. Under the agreements, Messrs. Mosmiller and Johnson may relinquish their respective positions and accept reduced responsibilities during the remaining portion of the terms of the agreements. In such event, they would be entitled to receive an annual salary in an amount at least equal to 50% of the annual salary they were being paid at the time they relinquished their respective positions.

     The agreements with Messrs. Mosmiller and Johnson provide for salary reviews by the Loyola Board at least annually. The agreements also provide that salary increases may be awarded in the sole discretion of the Loyola Board and that discretionary bonuses may be awarded in an equitable manner with all other senior management employees. Each agreement is terminated upon death and is terminable by Loyola or Loyola F.S.B. for "just cause," as defined in the agreements. If employment is terminated without "just cause," the employee is entitled to a continuation of his salary for the remaining term

(including any renewal term) (the "Expiration Date") of the agreement plus such salary for an additional one-year period, continued payment of certain health, life, disability and other insurance benefit costs through the Expiration Date, as well as supplemental retirement benefits in an amount sufficient to provide the employee with the benefits he would have received had he remained employed through the Expiration Date. Messrs. Mosmiller and Johnson may terminate their agreements upon 60 days' prior written notice to the Loyola Board, in which case they are entitled only to compensation, vested rights, and employee benefits up to the date of such termination. As of October 1, 1995, Mr. Johnson will become the Chief Executive Officer of Loyola F.S.B., succeeding Mr. Mosmiller. Mr. Mosmiller will continue as Chairman and Chief Executive Officer of Loyola and Chairman of Loyola F.S.B. at least until consummation of the Merger.

     Loyola F.S.B. has also entered into employment agreements with Thomas R. Marvel, James V. McAveney, Charles C. Schmitt and William A. Wycoff. The terms of the agreements continue until April, 1998. However, upon each anniversary date of the agreements, the Loyola Board may extend the term for an additional one-year period. The agreements each provide for a minimum annual salary of $166,200. The agreements provide for salary review by the Loyola Board at least annually. The agreements also provide that salary increases may be awarded in the sole discretion of the Loyola Board and that discretionary bonuses may be awarded in an equitable manner with all other senior management employees. The named individuals are also entitled to participate in fringe benefits, vacation and sick leave and disability payments available to senior management employees. Each agreement is terminated upon death, and is terminable by Loyola F.S.B. for "just cause," as defined in such agreements. If employment is terminated without "just cause," the employee is entitled to a continuation of his salary for the remaining term (including any renewal term) (the "Expiration Date") of the agreement plus such salary for an additional one year period, continued payment of certain health, life, disability and other insurance benefit costs through the Expiration Date, as well as supplemental retirement benefits in an amount sufficient to provide the employee with the benefits he would have received had he remained employed through the Expiration Date. The employee may terminate his agreement upon 60 days' prior written notice to the Loyola Board, in which case he is entitled only to compensation, vested rights and employee benefits up to the date of such termination.

     Each of the employment agreements discussed above contains a provision stating that in the event of termination of employment without the employee's prior written consent and for a reason other than "just cause,"in connection with, or within one year after, any "change in control" of Loyola or Loyola F.S.B., as defined in the agreements, the employee will be paid within 10 days of such termination in one lump sum payment or, at the employee's election, in monthly payments over the five-year period following such termination, a sum equal to the difference between the product of 2.99 times his "base amount" as defined in Section 280G(b)(3) of the Code, which generally defines "base amount" as the average taxable compensation he received during the five-year period immediately prior to the year of the change in control and the sum of any other "parachute payments" (as defined under the Code) he receives on account of the change in control but excluding from the calculation of such base amount any amount includible in the employee's gross income for his 1995 taxable year which is attributable to (a) the employee's exercise of nonqualified stock options,
(b) any disqualifying disposition of stock acquired from the exercise of any incentive stock options, and (c) cash received in exchange for any stock option during such taxable year. The term "change in control" generally refers to the ownership, holding or power to vote more than 25% of Loyola's or Loyola F.S.B.'s voting stock, the control of the election of a majority of Loyola's or Loyola F.S.B.'s directors, the exercise of a controlling influence over the management or policies of Loyola or Loyola F.S.B. by any person or by persons acting as a "group" (as defined under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder), or during any period of two consecutive years, individuals who are continuing directors cease to constitute at least two-thirds of the Loyola Board or the Board of Directors of Loyola F.S.B. (provided that any individual whose election or nomination for election was approved by a vote of at least two-thirds of the continuing directors then in office shall be considered a continuing director). The agreements also provide for payment of the amounts described above to the employee in the event of his voluntary termination of employment following the occurrence of certain specified events (such as a material reduction in compensation, duties or responsibilities) in connection with, or within three years after, any change in control of Loyola or Loyola F.S.B. The aggregate payments which would be made to Messrs. Mosmiller, Johnson, Marvel, McAveney, Schmitt and Wycoff, assuming the termination of employment under the foregoing circumstances at the date of this Proxy Statement/Prospectus, would be approximately $1.6 million, $1.2 million, $607,000, $612,000, $610,000 and $606,000, respectively.

     The following additional senior officers of subsidiaries of Loyola have employment agreements with the subsidiary identified: Linda A. Stadtler, Loyola F.S.B.; John A. Nicodemus, Bay State Appraisal Corporation; David F. Noyes, Loyola F.S.B.; John F. Carroll, III, Mid-Atlantic Financial Group, Inc.; Thomas
M. King, Mid-Atlantic Builders, Inc.; and George F. Adams, Loyola Financial and Development Corporation. These agreements also provide for severance payments generally using the formula for calculating the amount of the payment described in the preceding paragraph.

     Crestar will interview current senior management employees of Loyola and its subsidiaries for available positions in a Baltimore region to be established by Crestar with a separate management team and a local advisory board of directors. Immediately following the Effective Time of the Merger, William A. Wycoff, who is currently Executive Vice President of Loyola F.S.B., shall have the title of Maryland Regional President. Mr. Wycoff will receive an increase in compensation commensurate with the additional responsibilities he will be assuming as Maryland Regional President.

     Crestar will undertake to use its best efforts to continue employment of all branch personnel of Loyola and its subsidiaries who meet Crestar's employment qualification requirements, either at existing offices of Loyola and its subsidiaries or at offices of Crestar or its subsidiaries, in each case, within reasonable commuting distance. Non-branch personnel of Loyola and its subsidiaries not offered employment will be interviewed prior to the Effective Time of the Merger for open positions within offices of Crestar or its subsidiaries. During the pendency of the Merger, but in no instance later than two months prior to the Effective Date, Crestar and its subsidiaries will invoke a hiring freeze in the Baltimore-Washington Metropolitan Area (excluding employees of any financial institution in such areas acquired by Crestar prior to the Effective Time) with a view towards filling vacant positions with employees of Loyola and its subsidiaries not previously offered employment by Crestar or its subsidiaries. Notwithstanding the hiring freeze, Crestar reserves the right to fill jobs which it characterizes as "immediately must fill"with persons other than employees of Loyola or its subsidiaries. Employees of Loyola as of the Effective Time who are not offered comparable employment by Crestar or its subsidiaries (the acceptance of a position with Crestar or one of its banking subsidiaries shall establish that such position is comparable), other than those who are covered by employment agreements or individual severance arrangements (who are terminated and paid in accordance with such respective employment agreements or individual severance arrangements), will be paid severance pay equal to one week's base pay for each year of service with Loyola up to a maximum of 20 years service and two weeks' base pay for each year of service with Loyola in excess of 20 years service, with a minimum of four weeks' severance pay. Employees of Loyola as of the Effective Time who are not offered comparable employment by Crestar or its subsidiaries, will be offered outplacement counseling.

     INDEMNIFICATION; LIABILITY INSURANCE. After the Effective Time of the Merger, Crestar agrees to indemnify and hold harmless each present and former director and officer of Loyola or its subsidiaries (each an "Indemnified Party") against any and all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any and all claims, actions, suits, proceedings or investigations, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters arising out of or in connection with such party's position as, or actions taken as, a director or officer of Loyola or a subsidiary, at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by applicable law (and also advance expenses incurred to the fullest extent permitted by Maryland law and Loyola's Charter and Bylaws); provided, however, that Crestar's obligation to provide such indemnification shall not apply to any material litigation, proceeding or controversy required to be disclosed under the Agreement that is not disclosed in the Agreement, nor to claims asserted or claimed more than six years after the Effective Time. Crestar shall not have any obligation to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of the Indemnified Party in the manner contemplated hereby is prohibited by applicable law. For a period of six years after the Effective Time, Crestar will honor the duties and obligations contained in the indemnification agreements identified in the Agreement which have been entered into between Loyola and its directors, chief executive officer, president, executive vice presidents and secretary.

     ADVISORY BOARD OF DIRECTORS FOR BALTIMORE REGION. Crestar will offer all members of the Loyola Board a position on the Crestar Baltimore local advisory board for a term of at least one year commencing at the Effective Time of the Merger. Members who agree to serve on the Baltimore local advisory board will receive a retainer of $8,000 per year and a fee of $3,000 per meeting attended (or a maximum of $20,000 per annum) plus non-local travel expenses. The Baltimore local advisory board will meet four times during the year. Crestar agreed to waive its age limitation for advisory directors for the one-year period.

STOCK OPTIONS

     At the Effective Time of the Merger, each outstanding option to purchase Loyola Common Stock (the "Loyola Options"), other than the Option held by Crestar, shall be converted into an Exchange Option to purchase such number of shares of Crestar Common Stock at an exercise price determined as follows: (i) the number of shares of Crestar Common Stock to be subject to the Exchange Option shall be equal to the product of (A) the number of shares of Loyola Common Stock subject to the Loyola Option multiplied by (B) the Exchange Ratio, the product being rounded, if necessary, up or down, to the nearest whole share; and (ii) the per share exercise price under the Exchange Option shall be equal to (A) the per share exercise price under the Loyola Option divided by (B) the Exchange Ratio, with any fractional cent rounded to the nearest whole cent. The Exchange Option shall otherwise have the same duration and other terms as the Loyola Option. Adjustments to any Loyola Options which are "incentive stock options" under Section 422 of the Code shall be effected in a manner consistent with Section 424(a) of the Code. One of the Crestar Bank Subsidiaries may provide financing to certain Loyola employees to enable them to make personal investments, which may include the exercise of Loyola Options.

EFFECT ON LOYOLA EMPLOYEE BENEFITS PLANS

     As of the Effective Time, Crestar unconditionally agrees to, and agrees to cause each of its subsidiaries, with respect to which such subsidiary is an employer of a Contract Employee (as defined below) to honor, without modification (except in accordance with the terms of such contract, agreement or commitment), offset or counterclaim (except with the consent of the Contract Employee), all contracts, agreements and commitments of Loyola or any of its subsidiaries authorized by Loyola or any of its subsidiaries prior to the date of the Agreement which apply to any current or former employee or current or former director of Loyola or any of its subsidiaries, all of which contracts, agreements and commitments to or with employees are listed in the Agreement, which have been entered into or authorized prior to the date of the Agreement (the "Contract Employees"), supplemental retirement benefits and the Supplemental Executive Retirement Plan. In accordance with the terms of such contracts, agreements and commitments, Crestar has assumed, subject to the consummation of the Merger, all of Loyola's and its subsidiaries' obligations under such contracts, agreements and commitments. With respect to each Contract Employee, Crestar has expressly agreed that in the event of any dispute under such employee's contract or under the terms of the Agreement, Crestar shall pay all reasonable fees and disbursements of such employee's counsel in connection with all matters as to which such employee is the prevailing party.

     All employees of Loyola or its subsidiaries immediately prior to the Effective Time of the Merger who are employed by Crestar or its subsidiaries immediately following the Effective Time ("Transferred Employees") will be covered by Crestar's employee benefit plans as to which they are eligible based on their length of service with Loyola, compensation, job classification, position and, where variations are required by local circumstances, location, including, where applicable, any incentive compensation plan. Notwithstanding the foregoing, Crestar may determine to continue any of the Loyola benefit plans for Transferred Employees in lieu of offering participation in Crestar's benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any such Loyola benefit plans, or to merge any such Loyola benefit plans with Crestar's benefit plans. Except as prohibited by law, Transferred Employees' service with Loyola and its subsidiaries which is recognized by the applicable Loyola benefit plan at the Effective Time shall be recognized as service with Crestar for purposes of eligibility to participate (including level of participation but not for purposes of benefit accrual) and vesting, if applicable, under the corresponding Crestar benefit plan, if any, subject to applicable break-in-service rules, provided, however, that such service with Loyola and its subsidiaries shall not be recognized for purposes of determining a Transferred Employee's eligibility for retiree medical and life insurance benefits under Crestar's benefit plans unless such Transferred Employee completes twelve months of continuous service with Crestar or its subsidiaries immediately following the Effective Time and provided further that retiree medical shall be available only under Crestar's defined dollar retiree health plan.

     Crestar has agreed that any preexisting condition, limitation or exclusion in its health plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Loyola or its subsidiaries at the Effective Time and who then change that coverage to Crestar's medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in Crestar's health plans.

     Crestar has agreed that immediately following the Effective Time, all participants who then have accounts in the 401(k) profit sharing plan maintained by Loyola (the "401(k) Plan") shall be fully vested in their account balances. Crestar, at its election, may continue the 401(k) Plan for the benefit of Transferred Employees (as such plan may be amended as of the Effective Time to provide current contributions and eligibility provisions identical to those under Crestar's Employees' Thrift and Profit Sharing Plan (the "Thrift Plan")), may merge the 401(k) Plan into the Thrift Plan or any other defined contribution plan maintained by Crestar, may cease additional benefit accruals under and contributions to the 401(k) Plan and continue to hold the assets of such Plan until they are distributable in accordance with its terms or may terminate the 401(k) Plan as permitted under applicable provisions of the Code. In the event of a merger of the 401(k) Plan into the Thrift Plan or other defined contribution plan maintained by Crestar or other transfers of a Transferred Employee to the Thrift Plan or other defined contribution plan, the Thrift Plan or other defined contribution plan will recognize for purposes of eligibility to participate, early retirement, and vesting, all Transferred Employees' service which is recognized under the 401(k) Plan, subject to applicable break-in-service rules. Loyola and its subsidiaries have agreed to cooperate with Crestar in implementing any decision under the Agreement with respect to the 401(k) Plan.

     The Retirement Plan for Employees of Crestar Financial Corporation and Affiliated Corporations (the "Crestar Retirement Plan") will recognize for purposes of eligibility to participate, vesting, and eligibility for early retirement (including early retirement under the "rule of 85"), but not for benefit accrual purposes, all Transferred Employees' service which is recognized under the Pension Plan of Loyola Federal Savings Bank (the "Loyola Pension Plan"), subject to applicable break-in-service rules. Crestar, at its option, may continue the Loyola Pension Plan and pay out or annuitize benefits, or may merge the Loyola Pension Plan into the Crestar Retirement Plan. If the Loyola Pension Plan is terminated, or if accruals are suspended or the Loyola Pension Plan is merged into the Crestar Retirement Plan, or in the event of other transfers of a Transferred Employee to the Crestar Retirement Plan, each Transferred Employee who becomes a participant in the Crestar Retirement Plan shall begin to accrue benefits under the Crestar Retirement Plan on and after the date of such merger, suspension, termination or transfer in accordance with the terms of the Crestar Retirement Plan.

     Loyola has agreed to amend the vacation plan or policy applicable to employees of Loyola and its subsidiaries, effective no later than January 1, 1996, to provide identical benefits and accrual of vacation in accordance with Crestar's vacation policy. Effective no later than January 1, 1996, Loyola has agreed to amend the cafeteria plan covering employees of Loyola and its subsidiaries to (i) eliminate the payment of cash or other compensation or benefits to an employee who waives medical, dental or vision benefits and (ii) eliminate any provision allowing the surrender or cancellation of vacation in lieu of additional cash or other compensation or benefits. Loyola has agreed not to adopt, or to amend the cafeteria plan covering employees of Loyola or its subsidiaries to provide health care flexible spending accounts.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Crestar and Loyola have received opinions of Hunton & Williams, counsel to Crestar, and Piper & Marbury L.L.P., counsel to Loyola, to the effect that for federal income tax purposes: (i) the Merger and the Bank Merger each will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code; (ii) neither Loyola nor Crestar will recognize any taxable gain or loss upon consummation of the Merger; (iii) none of Loyola F.S.B., Crestar Bank MD or Crestar will recognize any taxable gain or loss upon consummation of the Bank Merger (but Loyola F.S.B. or Crestar Bank MD may be required to include in income certain amounts as a result of the termination of any bad debt reserve maintained by Loyola F.S.B. for federal income tax purposes and other possible required changes in tax accounting methods); and (iv) the Merger will result in the tax consequences summarized below for Loyola stockholders who receive Crestar Common Stock in exchange for Loyola Common Stock pursuant to the Merger. Such opinions have been filed as exhibits to the Registration Statement. Receipt of substantially the same opinions as of the Effective Date is a condition to consummation of the Merger. The opinions of Hunton & Williams and Piper & Marbury L.L.P. are based on, and the opinions to be given as of the Effective Date will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between Loyola and Crestar, the existing and future ownership of Loyola capital stock and Crestar capital stock and the future business plans for Crestar.

     A Loyola stockholder who receives solely Crestar Common Stock (including the associated Rights) in exchange for his shares of Loyola Common Stock will not recognize any gain or loss on the exchange. If a stockholder receives Crestar Common Stock and cash in lieu of a fractional share of Crestar Common Stock, the stockholder will recognize taxable gain or loss solely with respect to such cash as if the fractional share had been received and then redeemed for the cash. A stockholder will have an aggregate tax basis in his shares of Crestar Common Stock (including any fractional share interest) received in the Merger equal to his tax basis in the shares of Loyola Common Stock exchanged therefor. A stockholder's holding period for shares of Crestar Common Stock (including any fractional share interest) received in the Merger will include his holding period for the shares of Loyola Common Stock exchanged therefor if they are held as a capital asset at the Effective Time of the Merger.

     THE PRECEDING DISCUSSION SUMMARIZES FOR GENERAL INFORMATION THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO LOYOLA STOCKHOLDERS. IT DOES NOT DISCUSS ALL POTENTIALLY RELEVANT FEDERAL INCOME TAX MATTERS OR CONSEQUENCES TO ANY FOREIGN OR OTHER STOCKHOLDERS SUBJECT TO SPECIAL TAX TREATMENT, NOR DOES IT DISCUSS, AND NO OPINION HAS BEEN REQUESTED REGARDING, ANY STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. THE TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER MAY DEPEND ON THE STOCKHOLDER'S INDIVIDUAL CIRCUMSTANCES. LOYOLA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES.

                   PRO FORMA CONDENSED FINANCIAL INFORMATION

     The following Pro Forma Condensed Financial Information and explanatory notes are presented to show the impact of the Merger on Crestar's and Loyola's historical financial position and results of operations. The Merger is reflected in the Pro Forma Condensed Financial Information under the pooling-of-interests method of accounting.

     The Pro Forma Condensed Statement of Financial Condition presented assumes that the Merger was consummated on June 30, 1995 and the Pro Forma Condensed Statements of Operations assume that the Merger was consummated at the beginning of each period presented.

     The pro forma earnings are not necessarily indicative of the results of operations had the Merger occurred at the beginning of each period presented, nor are they necessarily indicative of the results of future operations.

              PRO FORMA CONDENSED STATEMENT OF FINANCIAL CONDITION
                                 JUNE 30, 1995
                                  (UNAUDITED)

                                                                                                                   CRESTAR &
                                                                                                  ADJUSTMENTS       LOYOLA
                                                                                                   INCREASE        PRO FORMA
                                                                       CRESTAR        LOYOLA      (DECREASE)       COMBINED

                                                                                      (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks.........................................   $   792,741    $   22,737     $              $   815,478
  Securities held to maturity.....................................       823,555       271,776                      1,095,331
  Securities available for sale...................................     1,482,677        37,109                      1,519,786
  Money market investments........................................       518,275        59,279                        577,554
  Mortgage loans held for sale....................................       351,982        65,426                        417,408
  Loans, net of unearned income...................................     9,796,143     2,067,928                     11,864,071
     Less: Allowance for loan losses..............................      (222,882)      (14,835)       (2,100)(1)     (239,817)
       Loans -- net...............................................     9,573,261     2,053,093                     11,624,254
  Premises and equipment, net.....................................       333,408        25,091                        358,499
  Intangible assets -- net........................................       160,348         8,927                        169,275
  Foreclosed properties -- net....................................        13,631         6,911          (878)(1)       19,664
  Other assets....................................................       581,981        29,343                        611,324
       Total Assets...............................................   $14,631,859    $2,579,692     $  (2,978)     $17,208,573
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits:
     Noninterest-bearing demand deposits..........................   $ 2,218,499    $   31,034     $              $ 2,249,533
     Interest bearing deposits....................................     8,898,167     1,487,242                     10,385,409
       Total deposits.............................................    11,116,666     1,518,276                     12,634,942
Short-term borrowings.............................................     1,413,719       484,850                      1,898,569
Other liabilities.................................................       487,893        79,710        23,554(1)       591,157
Long-term debt....................................................       384,577       321,118                        705,695
       Total Liabilities..........................................    13,402,855     2,403,954        23,554       15,830,363
Shareholders' Equity
  Preferred stock, authorized 2,000,000 shares, none issued.......            --            --            --               --
  Common stock, $5 par value, authorized 100,000,000 shares;
     outstanding 37,733,761 actual shares and 42,925,185 pro forma
     combined shares..............................................       188,669            --        25,957(2)       214,626
  Common stock, $.10 par value, authorized 50,000,000 shares;
     outstanding 8,111,600 shares.................................            --           811          (811)(2)           --
Capital surplus...................................................       342,597        44,258       (25,146)(2)      361,709
Retained earnings.................................................       701,029       130,669       (26,532)(1)      805,166
Net unrealized loss on securities available for sale..............        (3,291)           --            --           (3,291)
       Total Shareholders' Equity.................................     1,229,004       175,738       (26,532)       1,378,210
       Total Liabilities and Shareholders' Equity.................   $14,631,859    $2,579,692     $  (2,978)     $17,208,573

            See Notes to Pro Forma Condensed Financial Information.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1995
                                  (UNAUDITED)

                                                                                                                    CRESTAR &
                                                                                                                      LOYOLA
                                                                                                                    PRO FORMA
                                                                                            CRESTAR     LOYOLA     COMBINED (4)
                                                                                                  (DOLLARS IN THOUSANDS,
                                                                                                  EXCEPT PER SHARE DATA)
Interest Income
  Interest and fees on loans.............................................................   $421,791    $81,527      $503,318
  Interest and dividends on securities...................................................     74,341      6,844        81,185
  Other interest income..................................................................     19,836      4,401        24,237
       Total interest income.............................................................    515,968     92,772       608,740
Interest Expense
  Interest on deposits...................................................................    160,570     34,394       194,964
  Interest on short-term borrowings......................................................     34,578     13,658        48,236
  Interest on long-term debt.............................................................     16,034      9,249        25,283
       Total interest expense............................................................    211,182     57,301       268,483
Net interest income
  Net interest income....................................................................    304,786     35,471       340,257
  Provision for loan losses..............................................................     23,600        437        24,037
Net interest income after provision for loan losses......................................    281,186     35,034       316,220
Noninterest income
  Service charges on deposit accounts....................................................     43,356        713        44,069
  Trust and investment advisory income...................................................     28,689         --        28,689
  Securities losses......................................................................     (3,460)        --        (3,460)
  Other noninterest income...............................................................     65,637      4,845        70,482
       Total noninterest income..........................................................    134,222      5,558       139,780
Noninterest expense
  Personnel expense......................................................................    152,624     13,235       165,859
  Occupancy expense, net.................................................................     21,576      2,413        23,989
  Equipment expense......................................................................     13,916        843        14,759
  Other noninterest expense..............................................................     87,357      9,957        97,314
       Total noninterest expense.........................................................    275,473     26,448       301,921
Net income
  Income before income taxes.............................................................    139,935     14,144       154,079
  Income tax expense.....................................................................     46,960      5,695        52,655
  Net income.............................................................................   $ 92,975    $ 8,449      $101,424
Per common share data (2)
  Net income per share:
     Primary.............................................................................   $   2.44    $  0.97      $   2.32
     Fully diluted.......................................................................   $   2.43    $  0.97      $   2.31
  Weighted average shares outstanding:
     Primary.............................................................................   38,134,000  8,714,000  43,711,000
     Fully diluted.......................................................................   38,198,000  8,745,000  43,795,000

             See Notes to Pro Forma Condensed Financial Information

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1994
                                  (UNAUDITED)

                                                                                                                    CRESTAR &
                                                                                                                      LOYOLA
                                                                                                                    PRO FORMA
                                                                                            CRESTAR     LOYOLA     COMBINED (4)
                                                                                                  (DOLLARS IN THOUSANDS,
                                                                                                  EXCEPT PER SHARE DATA)
Interest Income
  Interest and fees on loans.............................................................   $323,988    $65,092      $389,080
  Interest and dividends on securities...................................................     97,730      7,364       105,094
  Other interest income..................................................................     23,684      5,207        28,891
       Total interest income.............................................................    445,402     77,663       523,065
Interest Expense
  Interest on deposits...................................................................    130,899     27,772       158,671
  Interest on short-term borrowings......................................................     19,993      6,760        26,753
  Interest on long-term debt.............................................................      8,915     10,003        18,918
       Total interest expense............................................................    159,807     44,535       204,342
Net interest income
  Net interest income....................................................................    285,595     33,128       318,723
  Provision for loan losses..............................................................     18,882        360        19,242
  Net interest income after provision for loan losses....................................    266,713     32,768       299,481
Noninterest income
  Service charges on deposit accounts....................................................     41,895        474        42,369
  Trust and investment advisory income...................................................     29,444         --        29,444
  Securities losses......................................................................     (1,767)        --        (1,767)
  Other noninterest income...............................................................     58,542      5,910        64,452
       Total noninterest income..........................................................    128,114      6,384       134,498
Noninterest expense
  Personnel expense......................................................................    150,789     13,279       164,068
  Occupancy expense, net.................................................................     20,855      2,333        23,188
  Equipment expense......................................................................     11,997        876        12,873
  Other noninterest expense..............................................................     87,618     10,854        98,472
       Total noninterest expense.........................................................    271,259     27,342       298,601
Net income
  Income before income taxes.............................................................    123,568     11,810       135,378
  Income tax expense.....................................................................     40,478      4,679        45,157
  Net income.............................................................................   $ 83,090    $ 7,131      $ 90,221
Per common share data (2)
  Net income per share:
     Primary.............................................................................   $   2.19    $  0.83      $   2.08
     Fully diluted.......................................................................   $   2.19    $  0.82      $   2.08
  Weighted average shares outstanding:
     Primary.............................................................................   37,901,000  8,626,000  43,421,000
     Fully diluted.......................................................................   37,904,000  8,654,000  43,442,000

             See Notes to Pro Forma Condensed Financial Information

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)

                                                                                                                   CRESTAR &
                                                                                                                     LOYOLA
                                                                                                                   PRO FORMA
                                                                                          CRESTAR      LOYOLA     COMBINED (4)
                                                                                                 (DOLLARS IN THOUSANDS,
                                                                                                 EXCEPT PER SHARE DATA)
Interest Income
  Interest and fees on loans...........................................................   $692,710    $133,072     $  825,782
  Interest and dividends on securities.................................................    183,997      22,277        206,274
  Other interest income................................................................     49,327       6,062         55,389
       Total interest income...........................................................    926,034     161,411      1,087,445
Interest Expense
  Interest on deposits.................................................................    276,542      57,915        334,457
  Interest on short-term borrowings....................................................     48,169      16,667         64,836
  Interest on long-term debt...........................................................     19,507      19,485         38,992
       Total interest expense..........................................................    344,218      94,067        438,285
Net interest income
  Net interest income..................................................................    581,816      67,344        649,160
  Provision for loan losses............................................................     29,682         660         30,342
  Net interest income after provision for loan losses..................................    552,134      66,684        618,818
Noninterest income
  Service charges on deposit accounts..................................................     82,851       1,063         83,914
  Trust and investment advisory income.................................................     55,609          --         55,609
  Securities losses....................................................................    (10,776)         --        (10,776)
  Other noninterest income.............................................................    126,586      11,610        138,196
       Total noninterest income........................................................    254,270      12,673        266,943
Noninterest expense
  Personnel expense....................................................................    303,580      26,364        329,944
  Occupancy expense, net...............................................................     42,231       4,901         47,132
  Equipment expense....................................................................     25,339       1,755         27,094
  Other noninterest expense............................................................    180,558      21,272        201,830
       Total noninterest expense.......................................................    551,708      54,292        606,000
Net income
  Income before income taxes...........................................................    254,696      25,065        279,761
  Income tax expense...................................................................     85,617      10,026         95,643
  Net income...........................................................................   $169,079    $ 15,039     $  184,118
Per common share data (2)
  Net income per share:
     Primary...........................................................................   $   4.47    $   1.74     $     4.24
     Fully diluted.....................................................................   $   4.47    $   1.73     $     4.24
  Weighted average shares outstanding:
     Primary...........................................................................   37,864,000  8,646,000    43,398,000
     Fully diluted.....................................................................   37,867,000  8,660,000    43,409,000

             See Notes to Pro Forma Condensed Financial Information

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                  (UNAUDITED)

                                                                                                                   CRESTAR &
                                                                                                                     LOYOLA
                                                                                                                   PRO FORMA
                                                                                          CRESTAR      LOYOLA     COMBINED (4)
                                                                                                 (DOLLARS IN THOUSANDS,
                                                                                                 EXCEPT PER SHARE DATA)
Interest Income
  Interest and fees on loans...........................................................   $575,085    $116,637      $691,722
  Interest and dividends on securities.................................................    208,827      14,937       223,764
Other interest income..................................................................     48,717       9,016        57,733
       Total interest income...........................................................    832,629     140,590       973,219
Interest Expense
  Interest on deposits.................................................................    244,341      58,322       302,663
  Interest on short-term borrowings....................................................     43,787       4,600        48,387
  Interest on long-term debt...........................................................     17,489      15,764        33,253
       Total interest expense..........................................................    305,617      78,686       384,303
Net interest income
  Net interest income..................................................................    527,012      61,904       588,916
  Provision for loan losses............................................................     48,775       3,085        51,860
  Net interest income after provision for loan losses..................................    478,237      58,819       537,056
Noninterest income
  Service charges on deposit accounts..................................................     79,419         909        80,328
  Trust and investment advisory income.................................................     57,440          --        57,440
  Securities gains.....................................................................      2,237          --         2,237
  Other noninterest income.............................................................    109,169      10,614       119,783
       Total noninterest income........................................................    248,265      11,523       259,788
Noninterest expense
  Personnel expense....................................................................    262,626      23,260       285,886
  Occupancy expense, net...............................................................     38,359       4,467        42,826
  Equipment expense....................................................................     24,122       1,684        25,806
  Other noninterest expense............................................................    197,915      20,506       218,421
       Total noninterest expense.......................................................    523,022      49,917       572,939
Net income
  Income before income taxes...........................................................    203,480      20,425       223,905
  Income tax expense...................................................................     62,989       8,160        71,149
  Net income...........................................................................    140,491      12,265       152,756
  Preferred dividend requirement.......................................................      2,221          --         2,221
  Net income applicable to common shares...............................................   $138,270    $ 12,265      $150,535
Per common share data (2)
  Net income per share:
     Primary...........................................................................   $   3.68    $   1.42      $   3.49
     Fully diluted.....................................................................   $   3.67    $   1.42      $   3.49
  Weighted average shares outstanding:
     Primary...........................................................................   37,587,000  8,620,000   43,103,000
     Fully diluted.....................................................................   37,665,000  8,630,000   43,189,000

             See Notes to Pro Forma Condensed Financial Information

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                                  (UNAUDITED)

                                                                                                                   CRESTAR &
                                                                                                                     LOYOLA
                                                                                                                   PRO FORMA
                                                                                          CRESTAR      LOYOLA     COMBINED (4)
                                                                                                 (DOLLARS IN THOUSANDS,
                                                                                                 EXCEPT PER SHARE DATA)
Interest Income
  Interest and fees on loans...........................................................   $617,686    $131,100     $  748,786
  Interest and dividends on securities.................................................    179,902       7,974        187,876
  Other interest income................................................................     66,089      14,169         80,258
       Total interest income...........................................................    863,677     153,243      1,016,920
Interest Expense
  Interest on deposits.................................................................    326,240      76,980        403,220
  Interest on short-term borrowings....................................................     38,096         121         38,217
  Interest on long-term debt...........................................................     17,197      10,066         27,263
       Total interest expense..........................................................    381,533      87,167        468,700
Net interest income
  Net interest income..................................................................    482,144      66,076        548,220
  Provision for loan losses............................................................     99,242       7,065        106,307
  Net interest income after provision for loan losses..................................    382,902      59,011        441,913
Noninterest income
  Service charges on deposit accounts..................................................     73,944         789         74,733
  Trust and investment advisory income.................................................     51,007          --         51,007
  Securities gains.....................................................................      3,563       2,900          6,463
  Other noninterest income.............................................................     89,877      11,785        101,662
       Total noninterest income........................................................    218,391      15,474        233,865
Noninterest expense
  Personnel expense....................................................................    233,838      22,891        256,729
  Occupancy expense, net...............................................................     35,654       4,275         39,929
  Equipment expense....................................................................     24,011       1,655         25,666
  Other noninterest expense............................................................    208,300      26,799        235,099
       Total noninterest expense.......................................................    501,803      55,620        557,423
Net income (3)
  Income before income taxes...........................................................     99,490      18,865        118,355
  Income tax expense...................................................................     19,689       7,460         27,149
  Net income...........................................................................     79,801      11,405         91,206
  Preferred dividend requirement.......................................................      2,475          --          2,475
  Net income applicable to common shares...............................................   $ 77,326    $ 11,405     $   88,731
Per common share data (2) (3)
  Net income per common share:
     Primary...........................................................................   $   2.32    $   1.30     $     2.28
     Fully diluted.....................................................................   $   2.32    $   1.29     $     2.27
  Weighted average shares outstanding:
     Primary...........................................................................   33,286,000  8,776,000    38,903,000
     Fully diluted.....................................................................   33,369,000  8,811,000    39,008,000

             See Notes to Pro Forma Condensed Financial Information

               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION
                                  (UNAUDITED)

     (1) Certain material, non-recurring adjustments of approximately $25 million, on an after-tax basis, will be recorded in conjunction with the Merger. These adjustments include approximately $11 million for the tax liability associated with the tax bad debt reserves of Loyola (which becomes payable upon the merger of Loyola F.S.B. into a bank), approximately $5 million for the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; approximately $3 million associated with branch closings; and approximately $6 million of expenses related to effecting the Merger.

         Additional non-recurring adjustments include an increase in the allowance for loan losses of approximately $2 million and an increase in the reserve for foreclosed properties of approximately $1 million (resulting in an after-tax charge of approximately $2 million). Such adjustments will be taken to recognize Crestar's accelerated disposition strategy with respect to approximately $5.6 million of specific loans and approximately $4.5 million of foreclosed properties. The impact of each of the adjustments has been reflected in the Proforma Condensed Statement of Financial Condition as of June 30, 1995. The loan loss provision and write-down of foreclosed properties ultimately recorded will be based on the facts, circumstances and external events operative at the time, and may be more or less than the amounts reflected in the pro forma condensed financial information.

     (2) Based on an Exchange Ratio of 0.640 for conversion of Loyola Common Stock into Crestar Common Stock. The Exchange Ratio is based on the September 13, 1995 closing price of Crestar Common Stock of $56.00 per share. On a pro forma basis, net income per share can vary depending on the final calculation of the Exchange Ratio. See
         "Summary -- Comparative Per Share Data" for disclosure of the possible ranges of pro forma net income per common share for the six months ended June 30, 1995 and 1994, and for the years ended December 31, 1994, 1993 and 1992. See "Summary -- The Exchange Ratio" and "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock" for additional discussion regarding calculation of the Exchange Ratio. At June 30, 1995, Crestar and Loyola had 37,733,761 and 8,111,600 common shares outstanding, respectively.

     (3) Net income and primary and fully diluted net income per share for the year ended December 31, 1992 does not include the cumulative effect of a change in accounting principle resulting from the adoption by Loyola effective January 1, 1992 of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The cumulative effect of adopting SFAS 109 on Loyola's net income, primary net income per share and fully diluted net income per share was an increase of $2.8 million, $0.31 and $0.31, respectively, for the year ended December 31, 1992.

     (4) No pro forma adjustments are necessary in the Pro Forma Condensed Statements of Operations.

                                 CAPITALIZATION

     The following table sets forth (i) the unaudited historical capitalization of Crestar as of June 30, 1995, (ii) the unaudited historical capitalization of Loyola as of June 30, 1995 and (iii) the unaudited pro forma capitalization of Crestar and Loyola assuming the merger had been consummated on June 30, 1995. For additional information, reference is made to the historical consolidated financial statements and notes thereto of Crestar, incorporated by reference herein, the historical consolidated statements and notes thereto of Loyola, also incorporated by reference herein, and the "Notes to Capitalization" which follow.









                                 CAPITALIZATION
                                 JUNE 30, 1995
                                  (UNAUDITED)

                                                                                                                    CRESTAR &
                                                                                                                      LOYOLA
                                                                                                                    PRO FORMA
                                                                            CRESTAR       LOYOLA     ADJUSTMENTS     COMBINED
                                                                                         (DOLLARS IN THOUSANDS)
Long-term debt and capital lease obligations:
  Crestar:
     8 3/4% Subordinated notes due 2004.................................   $  149,634                               $  149,634
     8 1/4% Subordinated notes due 2002.................................      125,000                                  125,000
     8 5/8% Subordinated notes due 1998.................................       49,971                                   49,971
     7-8 1/4% Mortgage indebtedness maturing through 2009...............        9,742                                    9,742
     8 5/8-14 3/8% Capital lease obligations maturing through 2006......        1,215                                    1,215
     4 3/8-8% Federal Home Loan Bank obligations payable through 2008...       18,841                                   18,841
     6 1/4%-11 1/4% Collateralized mortgage obligation bonds maturing
       through 2019.....................................................       30,174                                   30,174
  Loyola:
     4 -7 1/4% Federal Home Loan Bank obligations payable through
       2014.............................................................                  321,118                      321,118
       Total long-term debt and capital lease obligations...............      384,577     321,118            --        705,695
Shareholders' Equity:
  Crestar:
     Preferred stock, authorized 2,000,000 shares, none issued..........           --                                       --
     Common stock, $5 par value, authorized 100,000,000 shares;
       outstanding 37,733,761 shares actual and 42,925,185 shares pro
       forma combined...................................................      188,669                    25,957(1)     214,626
     Capital surplus....................................................      342,597                    19,112(1)     361,709
     Retained earnings..................................................      701,029                   130,669(1)     805,166
                                                                                                        (26,532)(2)
     Net unrealized loss on securities available for sale...............       (3,291)                                  (3,291)
  Loyola:
     Common stock, $.10 par value, authorized 50,000,000 shares,
       outstanding 8,111,600 shares.....................................                      811          (811)(1)
     Paid-in capital....................................................                   44,258       (44,258)(1)
     Retained earnings..................................................                  130,669      (130,669)(1)
     Net unrealized gain (loss) on securities available for sale........                       --            --
       Total stockholders' equity.......................................    1,229,004     175,738       (26,532)     1,378,210
       Total long-term debt, capital lease obligations and shareholders'
          equity........................................................   $1,613,581    $496,856     $ (26,532)    $2,083,905

                            NOTES TO CAPITALIZATION
                                  (UNAUDITED)

     (1) Based on an Exchange Ratio of 0.640 for conversion of Loyola Common Stock into Crestar Common Stock. See "Summary -- The Exchange Ratio" and "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock" for additional discussion regarding calculation of the Exchange Ratio. Loyola common shares outstanding are assumed to be converted into 5,191,424 shares of Crestar Common Stock, having a par value of $5 per share.

     (2) Certain material, non-recurring adjustments of approximately $25 million, on an after-tax basis, will be recorded in conjunction with the Merger. These adjustments include approximately $11 million for the tax liability associated with the tax bad debt reserves of Loyola (which becomes payable upon the merger of Loyola F.S.B. into a bank), approximately $5 million for the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; approximately $3 million associated with branch closings; and approximately $6 million of expenses related to effecting the Merger.

         Additional non-recurring adjustments include an increase in the allowance for loan losses of approximately $2 million and an increase in the reserve for foreclosed properties of approximately $1 million (resulting in an after-tax charge of approximately $2 million). Such adjustments will be taken to recognize Crestar's accelerated disposition strategy with respect to specific loans and foreclosed properties. The impact of each of the adjustments described above has been reflected in the Pro Forma Condensed Statement of Financial Condition as of June 30, 1995, and the Crestar and Loyola pro forma combined capitalization as of June 30, 1995. The loan loss provision and write-down of foreclosed properties ultimately recorded will be based on the facts, circumstances and external events operative at the time, and may be more or less than the amounts detailed above.

                         PRO FORMA CONDENSED FINANCIAL
                  INFORMATION -- CRESTAR, LOYOLA AND CHASE MD

     The following Pro Forma Condensed Financial Information and explanatory notes are presented to show the impact of the Merger on Crestar's and Loyola's historical financial position, including the impact of Crestar's pending purchase of selected assets and liabilities of Chase MD. The Merger of Crestar and Loyola is presented under the pooling-of-interests method of accounting, and the purchase of selected assets and liabilities of Chase MD is presented under the purchase method of accounting.

     The Pro Forma Condensed Statement of Financial Condition -- Crestar, Loyola and Chase MD assumes that the Merger of Crestar and Loyola, and the purchase of selected assets and assumption of specified liabilities of Chase MD by Crestar, was consummated on June 30, 1995. The historical statements of operations for Chase MD are not material in comparison to the historical statements of operations for Crestar, or in comparison to the pro forma statements of operations for Crestar and Loyola combined.

            PRO FORMA CONDENSED STATEMENT OF FINANCIAL CONDITION --
                          CRESTAR, LOYOLA AND CHASE MD
                                 JUNE 30, 1995
                                  (UNAUDITED)

                                                                                                 CRESTAR &      PURCHASE
                                                                                                  LOYOLA       OF CHASE MD
                                                                                 ADJUSTMENTS     PRO FORMA     BY CRESTAR
                                                      CRESTAR        LOYOLA      INCR(DECR)      COMBINED          (3)
                                                                            (DOLLARS IN THOUSANDS)
Assets
  Cash and due from banks........................   $   792,741    $   22,737    $              $   815,478    $     9,310
  Securities held to maturity....................       823,555       271,776                     1,095,331
  Securities available for sale..................     1,482,677        37,109                     1,519,786
  Money market investments.......................       518,275        59,279                       577,554        148,210
  Mortgage loans held for sale...................       351,982        65,426                       417,408
  Loans, net of unearned income..................     9,796,143     2,067,928                    11,864,071        261,102
    Less: Allowance for loan losses..............      (222,882)      (14,835)       (2,100)(1)    (239,817)        (3,000)
    Loans -- net.................................     9,573,261     2,053,093                    11,624,254        258,102
  Premises and equipment, net....................       333,408        25,091                       358,499            445
  Intangible assets -- net.......................       160,348         8,927                       169,275         38,651
  Foreclosed properties -- net...................        13,631         7,328          (878)(1)      20,081
  Other assets...................................       581,981        28,926                       610,907
      Total Assets...............................   $14,631,859    $2,579,692    $   (2,978)    $17,208,573    $   454,718
Liabilities and Shareholders' Equity
  Deposits:
    Noninterest-bearing demand deposits..........   $ 2,218,499    $   31,034    $              $ 2,249,533    $    19,693
    Interest bearing deposits....................     8,898,167     1,487,242                    10,385,409        414,017
      Total deposits.............................    11,116,666     1,518,276                    12,634,942        433,710
  Short-term borrowings..........................     1,413,719       484,850                     1,898,569         21,008
  Other liabilities..............................       487,893        79,710        23,554(1)      591,157
  Long-term debt.................................       384,577       321,118                       705,695
      Total Liabilities..........................    13,402,855     2,403,954        23,554      15,830,363        454,718
Shareholders' Equity
  Preferred stock, authorized 2,000,000 shares,
    none issued..................................            --            --            --              --             --
  Common stock, $5 par value, authorized
    100,000,000 shares; outstanding 37,733,761
    actual shares and 42,925,185 pro forma
    combined shares..............................       188,669            --        25,957(2)      214,626             --
  Common stock, $.10 par value, authorized
    50,000,000 shares; outstanding 8,111,600
    shares.......................................            --           811          (811)(2)           --            --
Capital surplus..................................       342,597        44,258       (25,146)(2)      361,709            --
Retained earnings................................       701,029       130,669       (26,532)(1)      805,166            --
Net unrealized loss on securities available for
  sale...........................................        (3,291)           --            --          (3,291)            --
      Total Shareholders' Equity.................     1,229,004       175,738       (26,532)      1,378,210             --
Total Liabilities and Shareholders' Equity.......   $14,631,859    $2,579,692    $   (2,978)    $17,208,573    $   454,718

                                                    CRESTAR,
                                                    LOYOLA &
                                                    CHASE MD
                                                    PRO FORMA
                                                    COMBINED
Assets
  Cash and due from banks........................  $   824,788
  Securities held to maturity....................    1,095,331
  Securities available for sale..................    1,519,786
  Money market investments.......................      725,764
  Mortgage loans held for sale...................      417,408
  Loans, net of unearned income..................   12,125,173
    Less: Allowance for loan losses..............     (242,817)
    Loans -- net.................................   11,882,356
  Premises and equipment, net....................      358,944
  Intangible assets -- net.......................      207,926
  Foreclosed properties -- net...................       20,081
  Other assets...................................      610,907
      Total Assets...............................  $17,663,291
Liabilities and Shareholders' Equity
  Deposits:
    Noninterest-bearing demand deposits..........  $ 2,269,226
    Interest bearing deposits....................   10,799,426
      Total deposits.............................   13,068,652
  Short-term borrowings..........................    1,919,577
  Other liabilities..............................      591,157
  Long-term debt.................................      705,695
      Total Liabilities..........................   16,285,081
Shareholders' Equity
  Preferred stock, authorized 2,000,000 shares,
    none issued..................................           --
  Common stock, $5 par value, authorized
    100,000,000 shares; outstanding 37,733,761
    actual shares and 42,925,185 pro forma
    combined shares..............................      214,626
  Common stock, $.10 par value, authorized
    50,000,000 shares; outstanding 8,111,600
    shares.......................................           --
Capital surplus..................................      361,709
Retained earnings................................      805,166
Net unrealized loss on securities available for
  sale...........................................       (3,291)
      Total Shareholders' Equity.................    1,378,210
Total Liabilities and Shareholders' Equity.......  $17,663,291

 See Notes to Pro Forma Condensed Financial Information -- Crestar, Loyola and
                                   Chase MD.

             NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION --
                          CRESTAR, LOYOLA AND CHASE MD
                                  (UNAUDITED)

     (1) Certain material, non-recurring adjustments of approximately $25 million, on an after-tax basis, will be recorded in conjunction with the Merger of Crestar with Loyola. These adjustments include approximately $11 million for the tax liability associated with the tax bad debt reserves of Loyola (which becomes payable upon the merger of Loyola F.S.B. into a bank), approximately $5 million for the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; approximately $3 million associated with branch closings; and approximately $6 million of expenses related to effecting the Merger.

         Additional non-recurring adjustments include an increase in the allowance for loan losses of approximately $2 million and an increase in the reserve for foreclosed properties of approximately $1 million (resulting in an after-tax charge of approximately $2 million). Such adjustments will be taken to recognize Crestar's accelerated disposition strategy with respect to specific loans and foreclosed properties. The impact of each of the adjustments has been reflected in the Pro Forma Condensed Statement of Financial Condition -- Crestar, Loyola and Chase MD as of June 30, 1995. The loan loss provision and write-down of foreclosed properties ultimately recorded will be based on the facts, circumstances and external events operative at the time, and may be more or less than the amounts reflected in the pro forma condensed financial information.

     (2) Based on an Exchange Ratio of 0.640 for conversion of Loyola Common Stock into Crestar Common Stock. The Exchange Ratio is based on the September 13, 1995 closing price of Crestar Common Stock of $56.00 per share. See "Summary -- The Exchange Ratio" and "The
         Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock" for additional discussion regarding calculation of the Exchange Ratio. At June 30, 1995, Crestar and Loyola had 37,733,761 and 8,111,600 common shares outstanding, respectively.

     (3) Per the terms of the purchase agreement between Crestar MD and Chase MD, Crestar MD will purchase selected assets and assume selected liabilities of Chase MD in a transaction expected to be completed in the fourth quarter of 1995. The assumption of net liabilities by Crestar will result in receipt of approximately $148.2 million from Chase MD (excluding cash balances on hand at Chase MD branches of approximately $9.3 million), that is reflected as an increase to money market investments in the Pro Forma Condensed Statement of Financial Condition - Crestar, Loyola and Chase MD. The statement also reflects the estimated purchase premium for the net liabilities to be assumed by Crestar MD, recorded as an intangible asset, of $38.7 million.

                              BUSINESS OF CRESTAR

     Crestar is the holding company for Crestar Bank, Crestar Bank N.A. of Washington, D.C. and Crestar Bank MD of Maryland (collectively, the "Bank Subsidiaries"). At June 30, 1995, Crestar had approximately $14.6 billion in total assets, $11.1 billion in total deposits and $1.2 billion in total stockholders' equity.

     In 1963, six Virginia banks combined to form United Virginia Bankshares Incorporated ("UVB"), a bank holding company formed under the Bank Holding Company Act of 1956 (the "BHCA"). UVB (parent company of United Virginia Bank) extended its operations into the District of Columbia by acquiring NS&T Bank, N.A. on December 27, 1985 and into Maryland by acquiring Bank of Bethesda on April 1, 1986. On September 1, 1987, UVB became Crestar Financial Corporation and its bank subsidiaries adopted their present names.

     Crestar serves customers through a network of 338 banking offices and 289 automated teller machines (as of June 30, 1995). The Bank Subsidiaries offer a broad range of banking services, including various types of deposit accounts and instruments, commercial and consumer loans, trust and investment management services, bank credit cards and international banking services. Crestar's subsidiary, Crestar Insurance Agency, Inc., offers a variety of personal and business insurance products. Securities brokerage and investment banking services, including mutual funds and annuities, are offered by Crestar's subsidiary, Crestar Securities Corporation. Mortgage loan origination, servicing and wholesale lending are offered by Crestar Mortgage Corporation, and investment advisory services are offered by Capitoline Investment Services Incorporated, both of which are subsidiaries of Crestar Bank. These various Crestar subsidiaries provide banking and non-banking services throughout Virginia, Maryland and Washington, D.C., as well as certain non-banking services to customers in other states.

     The executive offices of Crestar are located in Richmond, Virginia at Crestar Center, 919 East Main Street. Crestar's Operations Center is located in Richmond. Regional headquarters are located in Norfolk and Roanoke, Virginia and in Washington, D.C.

                              RECENT DEVELOPMENTS

     RECENT ACQUISITIONS. On March 24, 1995, Crestar acquired TideMark Bancorp, Inc., headquartered in Newport News, Virginia. Approximately $400 million in total assets, $170 million in loans, $240 million in total deposits and three branches were initially added to Crestar's existing branch network. Crestar issued 648,000 shares of Crestar Common Stock and made cash payments of approximately $13 million in the transaction.

     On January 20, 1995, Crestar acquired Jefferson Savings & Loan Association, F.A., headquartered in Warrenton, Virginia. Approximately $300 million in total assets, $200 million in loans, $250 million in deposits, and five branches were initially added to Crestar's existing branch network. Crestar issued 471,000 shares of Crestar Common Stock and made cash payments of approximately $5 million in the transaction.

     On January 20, 1995, Crestar acquired Independent Bank, headquartered in Manassas, Virginia. Approximately $85 million in total assets, $50 million in loans, $70 million in total deposits and four banking offices were initially added to Crestar's existing branch network. Crestar issued 198,000 shares of Crestar Common Stock and made cash payments of approximately $5 million in the transaction.

     PENDING ACQUISITIONS. On June 22, 1995 Crestar and Crestar Bank MD entered into an agreement with Chase MD to purchase certain of the assets and assume specified liabilities relating to Chase MD. Crestar's purchase of certain assets and assumption of specified liabilities of Chase MD will bring to Crestar approximately $440 million in deposits and approximately $260 million in loans. The purchase of certain assets and assumption of specified liabilities of Chase MD, which is subject to the receipt of regulatory approvals, is expected to be completed in the fourth quarter of 1995.

     Crestar continually seeks acquisition opportunities with other financial institutions in which it may pay cash or issue common stock or other equity or debt securities. As of the date of this Proxy Statement/Prospectus, Crestar has no present agreements or understandings to acquire or merge with any other businesses other than as described in " -- Recent Acquisitions."

                               BUSINESS OF LOYOLA

     Loyola is a unitary savings and loan holding company for Loyola F.S.B. At June 30, 1995, Loyola had approximately $2.6 billion in total assets, $1.5 billion in total deposits, and $175.7 million in total stockholders' equity. Loyola was incorporated under the laws of Maryland on May 8, 1989 and is a successor to a Delaware corporation incorporated on August 8,

1986. On December 12, 1986, the predecessor acquired all of the Common Stock of Loyola F.S.B. following Loyola F.S.B.'s conversion from a federally chartered mutual to a federally chartered stock savings and loan association. Loyola F.S.B. converted from a federal savings and loan to a federal savings bank in 1992. Loyola is subject primarily to regulation by the Office of Thrift Supervision.

     Loyola is a financial intermediary which accepts deposits from the general public and invests such deposits, together with other borrowings, primarily in real estate loans secured by liens on residential and other real property and in consumer and other loans. Currently, the principal asset of Loyola is the Common Stock of Loyola F.S.B. Loyola F.S.B. is a federally chartered stock savings bank serving more than 160,000 customers through a network of 34 banking centers in Maryland and one in Washington, D.C. Loyola F.S.B. also operates 17 automated teller machines and has three loan offices (with one located in each of south central Pennsylvania, central Delaware and eastern South Carolina). Loyola F.S.B. commenced operations in 1879 and is now the second largest thrift institution headquartered in Maryland. Primarily through its other subsidiaries, Loyola engages in additional mortgage banking and origination activities in Virginia, Florida and Alabama, develops real estate and provides securities brokerage and investment counseling services, real estate appraisal and insurance brokerage services.

     Loyola's executive offices are located at 1300 North Charles Street, Baltimore, Maryland 21201-5705.

                       PRICE RANGE OF LOYOLA COMMON STOCK
                              AND DIVIDEND POLICY

     Loyola Common Stock is traded on The Nasdaq National Market under the symbol "LOYC." The following table sets forth the calendar periods indicated, the high and low closing prices of the Loyola Common Stock as reported on The Nasdaq National Market for the following calendar quarters:

1995                                                                             HIGH      LOW
  Third Quarter (through September 13, 1995).................................   $36.50    $30.50
  Second Quarter.............................................................    32.25     23.125
  First Quarter..............................................................    23.50     17.625

1994
  Fourth Quarter.............................................................   $22.25    $15.875
  Third Quarter..............................................................    24.50     21.75
  Second Quarter.............................................................    22.875    18.75
  First Quarter..............................................................    19.50     15.375

1993
  Fourth Quarter.............................................................   $19.50    $14.50
  Third Quarter..............................................................    16.50     13.25
  Second Quarter.............................................................    15.875    12.875
  First Quarter..............................................................    16.875    13.50

     On August 3, 1995, the Record Date, the outstanding shares of Loyola Common Stock were held by approximately 3,722 record holders. The closing price per share of Loyola Common Stock on September 13, 1995 on The Nasdaq National Market was $35.00.

     Loyola has agreed that it will not make, declare or pay any dividend on Loyola Common Stock other than the regular quarterly cash dividend not exceeding $0.12 per share of Loyola Common Stock; provided that for dividends paid after September 30, 1995, the record date for each Loyola dividend shall be the same as Crestar's record date for its dividend for the same quarter in which the Loyola dividend is paid with the result that with respect to their shares of Loyola Common Stock the stockholders of Loyola will be entitled to receive either a Loyola or Crestar regular dividend for each fiscal quarter prior to the Effective Time. The payment and amounts of dividends in the future will be determined by the Loyola Board, based upon the results of operations and financial condition of Loyola, economic conditions at the time of declaration and OTS and other regulatory restrictions.

     Loyola is a legal entity separate and distinct from Loyola F.S.B., its wholly-owned subsidiary. A large portion of Loyola's revenues results from dividends paid to Loyola by Loyola F.S.B. Loyola F.S.B. is subject to various statutory restrictions on its ability to pay dividends to Loyola. Under federal regulations, Loyola F.S.B. may not declare or pay a cash dividend on any of its stock if the effect thereof would cause Loyola F.S.B.'s capital to be reduced below the amount required for the liquidation account or the capital requirements imposed by Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the OTS. Since Loyola F.S.B. currently meets the fully phased-in capital requirements under FIRREA, it may pay a cash dividend on its capital stock up to the higher of (i) 100% of its net income to date during the calendar year plus an amount not to exceed 50% of its surplus capital ratio at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. Based upon this calculation, the amount available for payment of a dividend was $20.6 million on March 31, 1995.

     See "Comparative Rights of Stockholders -- Dividends and Other Distributions."

                          LOYOLA SECURITY OWNERSHIP OF
                           CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information regarding the beneficial ownership of Loyola Common Stock as of August 15, 1995 by each of Loyola's directors and by all directors and executive officers of Loyola as a group.

                  AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)

                                                                               HELD IN THE
                                                DIRECT                         PROFIT PLUS
                                               OWNERSHIP                       AND DEFERRED
                                               OF COMMON         STOCK         COMPENSATION                        PERCENT OF
                   NAME                        STOCK (2)      OPTIONS (3)       PLANS (4)          TOTAL             CLASS
Directors:
Joseph W. Mosmiller.......................       53,572(5)      171,300            58,502          283,374             3.5%
John T. Stinson...........................       17,224           5,000                --           22,224             0.3
James C. Johnson..........................       36,147(5)      144,375            51,771          232,293             2.9
William G. Scaggs.........................      133,202          11,000                --          144,202             1.8
Harry K. Wells............................       37,536(5)       11,000                --           48,536             0.6
C. Gordon Haines..........................       10,224           9,000                --           19,224             0.2
Morton J. Macks...........................      216,000              --                --          216,000             2.7
H. Mebane Turner..........................       11,608(6)       10,120                --           21,728             0.3

Executive Officers:
Thomas R. Marvel..........................       32,556          89,576            36,267          158,399             2.0
James V. McAveney.........................       24,600(5)       81,802            22,869          129,271             1.6
Charles C. Schmitt........................        5,200          90,800            20,417          116,417             1.4
William A. Wycoff.........................        1,920          96,000            15,941          113,861             1.4
All Directors and Executive
  Officers as a group
  (12 persons)............................      579,789(5)(6)   719,973           205,767        1,505,529(5)(6)(7)    18.6%

(1) For the purposes of this table, pursuant to rules promulgated under the Exchange Act, an individual is considered to "beneficially own" any shares of Loyola Common Stock over which he or she has or shares, (a) voting power, which includes the power to vote or direct the voting of the shares; or (b) investment power, which includes the power to dispose or direct the disposition of the shares. A person also is deemed to have beneficial ownership of any shares of Loyola Common Stock which may be acquired within 60 days pursuant to the exercise of stock options. Unless otherwise indicated, the individuals listed in the table have sole voting power and sole investment power with respect to the indicated shares. Shares of Common Stock which may be acquired within 60 days of the Record Date are deemed to be outstanding shares of Loyola Common Stock beneficially owned by such person(s) but are not deemed to be outstanding for the purposes of computing the percentage of Loyola Common Stock owned by any other person.

(2) Except as otherwise noted, the named individuals effectively exercise sole voting power and sole dispositive power over these shares.

(3) Includes shares which the named individuals have the right to acquire pursuant to stock options which are exercisable within 60 days of August 15, 1995.

(4) Includes shares held in a defined contribution profit sharing plan (the "Profit Plus Plan") and a nonqualified deferred compensation plan (the "Deferred Compensation Plan") as of July 31, 1995 for the benefit of the executive officers named in the summary compensation table. Shares held in the Profit Plus Plan and the Deferred Compensation Plan are voted by the individual employees based upon their shares owned.

(5) Includes 12,400 shares, 11,748 shares, 6,000 shares and 18,768 shares owned solely by the spouses of Messrs. Mosmiller, Johnson, McAveney and Wells, respectively.

(6) Includes 2,802 shares owned by The University of Baltimore Educational Foundation, as to which Mr. Turner exercised shared voting and dispositive power.

(7) Includes executive officers of Loyola F.S.B. Includes 719,973 shares with respect to which certain officers and directors have the right to acquire beneficial ownership through the exercise of stock options, which stock options are exercisable within 60 days of August 15, 1995. Such shares are deemed to be outstanding for the purpose of computing the percentage outstanding shares of Loyola's Common Stock beneficially owned by directors and executive officers as a group.

     To Loyola's knowledge, no persons or groups own in excess of 5% of the outstanding Loyola Common Stock as of August 15, 1995.

                     SUPERVISION AND REGULATION OF CRESTAR

     Bank holding companies and banks operate in a highly regulated environment and are regularly examined by federal and state regulators. The following description briefly discusses certain provisions of federal and state laws and certain regulations and the potential impact of such provisions on Crestar and its Bank Subsidiaries. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provisions.

BANK HOLDING COMPANIES

     As a bank holding company registered under the BHCA, Crestar is subject to regulation by the Federal Reserve Board. The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

     The BHCA currently prohibits the Federal Reserve Board from approving an application from a bank holding company to acquire shares of a bank located outside the state in which the operations of the holding company's banking subsidiaries are principally conducted, unless such an acquisition is specifically authorized by statute of the state in which the bank whose shares are to be acquired is located. Under recently enacted federal legislation, the restriction on interstate acquisitions will be abolished effective September 29, 1995 and thereafter. Bank holding companies from any state will then be able to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, the law will allow interstate bank mergers, subject to earlier "opt-in" or "opt-out" action by individual states. The law also allows interstate branch acquisitions and de novo branching if permitted by the host state. Virginia and Maryland have recently adopted early "opt-in" legislation that will allow interstate bank mergers, effective July 1, 1995 and September 29, 1995, respectively. These laws also permit interstate branch acquisitions and de novo branching in Virginia and Maryland by out-of-state banks if reciprocal treatment is accorded Virginia and Maryland banks (as the case may be) in the state of the acquiror.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for reimbursement is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

     The Federal Deposit Insurance Act ("FDIA") also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of any of the Bank Subsidiaries.

     Crestar also is registered under the bank holding company laws of Virginia. Accordingly, Crestar and its Bank Subsidiaries are subject to further regulation and supervision by the State Corporation Commission of Virginia.

CAPITAL REQUIREMENTS

     The Federal Reserve Board, the Office of the Comptroller of the Currency (the "OCC") and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements of these federal bank regulatory agencies, Crestar and its Bank Subsidiaries are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred stockholders' equity, less certain intangibles and other adjustments. The remainder "Tier 2 capital" consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of Crestar Financial Corporation as of June 30, 1995 were 8.9% and 12.6% respectively, exceeding the minimums required.

     In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average tangible assets). These guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The Tier 1 capital leverage ratio of Crestar as of June 30, 1995, was 7.8% The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. Rules have been promulgated with respect to concentration of credit risk and the risks of non-traditional activities, and also as to the risk of loss on multi-family mortgages. A proposed rule with respect to interest rate risk is still under consideration. The proposal would allow institutions to use internal risk models to measure interest rate risk (if the models are acceptable to examiners) and would require additional capital of institutions identified as having excess interest rate risk. Crestar does not expect any of these rules, either individually or in the aggregate, to have a material impact on its capital requirements.

LIMITS ON DIVIDENDS AND OTHER PAYMENTS

     Crestar is a legal entity separate and distinct from its subsidiary institutions. Most of the revenues of Crestar result from dividends paid to Crestar by its Bank Subsidiaries. There are various limitations applicable to the payment of dividends to Crestar as well as the payment of dividends by Crestar to its respective stockholders. Under federal law applicable to the Bank Subsidiaries, prior approval from the bank regulatory agencies is required if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years. Under these supervisory practices, at June 30, 1995, the Bank Subsidiaries could have paid additional dividends to Crestar of approximately $191.2 million, without obtaining prior regulatory approval. The payment of dividends by the Bank Subsidiaries or Crestar may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit any Bank Subsidiary or Crestar from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the Bank Subsidiary in question, or Crestar, could be deemed to constitute such an unsafe or unsound practice. The Federal Reserve Board has stated that, as a matter of prudent banking, a bank or bank holding company should not maintain its existing rate of cash dividends on common stock unless (1) the organization's net income available to common stockholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition.

     Under the FDIA, insured depository institutions such as the Bank Subsidiaries are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized," (as such term is used in the statute). Based on the Bank Subsidiaries' current financial condition, Crestar does not expect that this provision will have any impact on its ability to obtain dividends from its Bank Subsidiaries.

     In addition to limitations on dividends, the Bank Subsidiaries are limited in the amount of loans and other extensions of credit that may be extended to Crestar, and any such loans or extensions of credit are subject to collateral security requirements. Generally, up to 10% of the Bank Subsidiaries' regulatory capital, surplus, undivided profits, allowance for loan losses and contingency reserves may be loaned to Crestar. As of June 30, 1995, approximately $140 million of credit was available to Crestar under this limitation, although no extensions of credit were outstanding.

BANKS

     The Bank Subsidiaries are supervised and regularly examined by the Federal Reserve Board, the SCC, the MBC and the OCC, as the case may be. The Bank Subsidiaries are also subject to various requirements and restrictions under federal and state law such as limitations on the types of services that they may offer, the nature of investments that they make, and the amounts of loans that may be granted. Various consumer and compliance laws and regulations also affect the operations of the Bank Subsidiaries. In addition to the impact of regulation, the Bank Subsidiaries are affected significantly by actions of the Federal Reserve Board in attempting to control the money supply and the availability of credit.

     The Bank Subsidiaries also are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open branches. The Bank Subsidiaries have attained either an "outstanding" or "satisfactory"rating on their most recent CRA performance evaluations.

     As a result of a 1993 Presidential initiative, each of the federal banking agencies, recently approved a final rule establishing a new framework for the implementation of CRA. The new rule, which will become fully effective on July 1, 1997, will emphasize an institution's performance in meeting community credit needs. Institutions will be evaluated on the basis of a three pronged lending, investment and service test, with lending being of primary importance. CRA ratings will continue to be a matter of public record, and CRA performance will continue to be evaluated in connection with mergers, acquisitions and branch applications. Although the new rule is likely to have some impact on Crestar's business practices, it is not anticipated that any changes will be material.

     As institutions with deposits insured by BIF and SAIF, the Bank Subsidiaries also are subject to insurance assessments imposed by the FDIC. Currently, a risk-based assessment schedule imposes assessments on both BIF and SAIF deposits, ranging from 0.23% to 0.31% of an institution's average assessment base. The actual assessment paid is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations, and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. The Bank Subsidiaries currently pay at a rate of 0.23% of assessable deposits.

     On August 8, 1995, the FDIC's Board of Directors voted to revise the range of assessment premiums applicable to BIF-insured deposits, while leaving unchanged the range of premiums applicable to SAIF-insured deposits. Under the revised risk-based assessment rate schedule for BIF-insured deposits, the best-rated banks will pay 0.04% of deposits while the weakest ones will continue to pay 0.31% of deposits. The new rate schedule is expected to be applied in September, 1995, when the FDIC will be able to confirm that BIF has reached a high enough reserve ratio to justify a rate reduction. The premium reduction, however, will be retroactive to July 1, 1995, and institutions will receive a refund for excess payments made during the interim period. The Bank Subsidiaries are expected to receive an after-tax refund in excess of $2.4 million, and the premium reduction on BIF-insured deposits is expected to annually save the Bank Subsidiaries approximately $8.0 million (after-tax), based on their current level of BIF-insured deposits. The premium reduction will not benefit Loyola F.S.B., whose deposits are SAIF-insured, or the portion of the Bank Subsidiaries deposits which are SAIF-insured.

     In a separate development, on July 28, 1995, the Clinton Administration put forth a legislative proposal, supported by the FDIC and OTS, to recapitalize SAIF with the imposition of a one-time assessment on SAIF-insured deposits of between 85 and 90 basis points (0.85% -- 0.90%). The assessment would be due on January 1, 1996, based on SAIF-insured deposits held as of March 31, 1995. The proposal also calls for a merger of BIF and SAIF and for BIF members to share in the cost of interest payments on bonds issued to recapitalize the insurance funds ("FICO Bonds"). After the one-time assessment, the risk-based assessment schedule for the newly capitalized SAIF would be similar to the schedule for BIF (that is, rates ranging from 4 to 31 basis points.) House and Senate hearings have been held on the proposal but the prospects for passage are uncertain at this time.

     Any one-time assessment on SAIF-insured deposits will impact both the Bank Subsidiaries and Loyola F.S.B. As of June 30, 1995, the Bank Subsidiaries and Loyola F.S.B. had $4.3 billion and $1.5 billion, respectively, of SAIF-insured deposits. An 85 basis point assessment would, on an after-tax basis, negatively affect Crestar's earnings by $23.4 million, and Loyola's earnings by $7.8 million. By the same token, future earnings of Crestar and Loyola would be augmented by a lower SAIF assessment rate. Absent a one-time SAIF assessment, the Bank Subsidiaries and Loyola F.S.B. will pay indefinitely or for a number of years a higher premium rate on SAIF-insured deposits. Under existing law, Loyola F.S.B. deposits acquired by Crestar as part of the proposed transaction will remain SAIF-insured subject to the SAIF-assessment rate, regardless of whether or when Loyola F.S.B. is merged into one of the Bank Subsidiaries.

OTHER SAFETY AND SOUNDNESS REGULATIONS

     The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized,"
"undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

     In addition, FDIC regulations now require that management report annually on its institution's responsibility for preparing financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness; and that independent auditors attest to and report separately on assertions in management's reports concerning compliance with such laws and regulations, using FDIC-approved audit procedures. Such reports are available for public inspection.

     The 1991 FDICIA law, as amended by the Riegle Community Development Act of 1994, requires the Federal bank regulators to develop standards for a wide variety of internal bank operating procedures and grants regulators discretion to develop standards on asset quality, earnings and stock valuation. Recently, the federal bank regulatory agencies issued safety and soundness standards for insured depository institutions relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure and asset growth, as well as for compensation, fees, and benefits. Proposed standards for asset quality and earnings have been published for comment and will probably be added to the guidelines at a later time. The guidelines set forth broad, principle-based standards but leave the methods for achieving those objectives to each institution. For institutions that fail to meet the guidelines, the agencies may establish deadlines for submission and review of safety and soundness guidelines. Crestar believes that it is in compliance with the new and proposed guidelines in all material respects.

                      DESCRIPTION OF CRESTAR CAPITAL STOCK

     The capital stock of Crestar consists of 100,000,000 authorized shares of Common Stock and 2,000,000 authorized shares of Preferred Stock. The shares of Preferred Stock are issuable in series, with relative rights, preferences and limitations of each series fixed by Crestar's Board of Directors. The following summary does not purport to be complete and is subject in all respects to applicable Virginia law, Crestar's Restated Articles of Incorporation (the "Crestar Articles") and Bylaws, and the Rights Agreement dated June 23, 1989 (described below) (the "Rights Agreement").

COMMON STOCK

     Crestar had 37,733,761 shares of Common Stock outstanding at June 30, 1995. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to receive dividends when and as declared by Crestar's Board of Directors out of funds legally available therefor. Dividends may be paid on the Common Stock only if all dividends on any outstanding Preferred Stock have been paid or provided for.

     The issued and outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by Crestar.

     In the event of the voluntary or involuntary dissolution, liquidation or winding up of Crestar, holders of Common Stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of Preferred Stock, if any, all the remaining assets of Crestar available for distribution.

     Directors are elected by a vote of the holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights. Mellon Bank, N.A. acts as the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

     Crestar's Board of Directors is authorized to designate with respect to each new series of Preferred Stock the number of shares in each series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series, and the voting rights, if any. Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of Crestar. The ability of Crestar's Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of Crestar.

     Pursuant to the Crestar Articles, the Board of Directors has designated a series of 100,000 shares of Participating Cumulative Preferred Stock, Series C (the "Series C Preferred Stock"), none of the shares of which are currently outstanding. The Series C Preferred Stock was created in connection with Crestar's stockholder rights plan which is described below.

RIGHTS

     In 1989, pursuant to the Rights Agreement, Crestar distributed as a dividend one Right for each outstanding share of Common Stock. Each Right entitles the holder to buy one one-thousandth of a share of Junior Preferred Stock at an exercise price of $115, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 10% or more of the outstanding Common Stock. When exercisable, Crestar may issue a share of Common Stock in exchange for each Right other than those held by such person or group. If a person or group acquires 30% or more of the outstanding Common Stock, each Right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire Series C Preferred Stock or, at the option of Crestar, Common Stock, having a value equal to twice the Right's exercise price. If Crestar is acquired in a merger or other business combination or if 50% of its earnings power is sold, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on June 23, 1999, and may be redeemed by Crestar at any time prior to the tenth day after an announcement that a 10% position has been acquired, unless such time period has been extended by the Board of Directors.

     Until such time as a person or group acquires or announces a tender offer for 10% or more of the Common Stock, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Rights may not be transferred, directly or indirectly (i) to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Rights (an "Acquiring Person"), (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person or (iii) to any affiliate or associate of any such person. Any Right that is the subject of a purported transfer to any such person will be null and void.

     The Rights can be expected to have certain anti-takeover effects if an acquisition transaction not approved by the Board of Directors is proposed by a person or group. In such event, the Rights will cause substantial dilution to any person or group that acquires more than 10% of the outstanding shares of Common Stock of Crestar if certain events thereafter occur without the Rights having been redeemed. For example, if thereafter such acquiring person acquires 30% of Crestar's outstanding Common Stock, or effects a business combination with Crestar, the Rights permits stockholders to acquire securities having a value equal to twice the amount of the purchase price specified in the Rights, but rights held by such "acquiring person" are void to the extent permitted by law and may not be exercised. Further, other stockholders may not transfer rights to such "acquiring person" above his 10% ownership threshold. Because of these provisions, it is unlikely that any person or group will propose an acquisition transaction that is not approved by Crestar's Board of Directors. Thus, the Rights could have the effect of discouraging acquisition transactions not approved by Crestar's Board of Directors. The Rights do not interfere with any merger or other business combination approved by Crestar's Board of Directors and stockholders because the rights are redeemable with the concurrence of a majority of the "Continuing Directors," defined as directors in office when the Rights Agreement was adopted or any person added thereafter to the Board with the approval of the Continuing Directors.

VIRGINIA STOCK CORPORATION ACT

     The VSCA contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Stockholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Stockholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Stockholder by more than 5%.

     For three years following the time that an Interested Stockholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Stockholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Stockholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Stockholder, a member of Crestar's Board of Directors who was (1) a member on the date on which an Interested Stockholder became an Interested Stockholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Stockholder.

     The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Stockholder must pay the stockholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

     None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Stockholder whose acquisition of shares making such person an Interested Stockholder was approved by a majority of the Virginia corporation's Disinterested Directors.

     These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Stockholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Crestar has not "opted out" of the Affiliated Transactions provisions.

     Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of stockholders to consider the matter within 50 days of its request.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     At the Effective Time of the Merger, stockholders of Loyola automatically will become stockholders of Crestar, and their rights as stockholders will be determined by the Crestar Articles and Crestar's Bylaws. The following is a summary of the material differences in the rights of stockholders of Crestar and Loyola. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and the Articles of Incorporation or Charter and Bylaws of each entity.

CAPITALIZATION

     LOYOLA. The Loyola Charter authorizes the issuance of up to 50,000,000 shares of capital stock, par value $0.10 per share. All of such shares are classified as Loyola Common Stock of which 8,112,300 shares were issued and outstanding as of the Record Date. The Loyola Charter permits the Loyola Board to issue preferred stock from time to time and in one or more series, to specify the number of shares of such series and to determine the applicable preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions and dividends, qualifications or terms or conditions of redemption of such shares within the limits established by law from time to time.

     CRESTAR. Crestar's authorized capital is set forth under "Description of Crestar Capital Stock."

AMENDMENT OF ARTICLES OR BYLAWS

     LOYOLA. The By-Laws of Loyola may be amended only by the affirmative vote of the holders of not less than 80% of all of the votes entitled to vote generally in the election of directors or by a vote of two-thirds of the Loyola Board. The Loyola Charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except a vote by not less than 80% of all votes entitled to be cast is required to amend the Loyola Charter (a) to make certain changes relating to the Loyola Board, (b) to limit stockholder proposals and nominations, (c) to modify provisions governing business combinations or other transactions involving a change in control, and (d) to make changes to provisions relating to limitations of liability and indemnification. The Loyola Charter provisions relating to limitations of liability and indemnification may only be amended prospectively.

     CRESTAR. As permitted by the VSCA, the Crestar Articles provide that, unless a greater vote is required by law, by the Crestar Articles or by a resolution of the Board of Directors, the Crestar Articles may be amended if the amendment is adopted by the Board of Directors and approved by a vote of the holders of a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote thereon. The Article providing for a classified Board of Directors and establishing criteria for removing Directors requires the approving vote of a majority of "Disinterested Directors" and the holders of at least two-thirds of the votes entitled to be cast on the amendment.

     Crestar's Bylaws generally provide that the Board of Directors may, by a majority vote, amend its Bylaws.

REQUIRED STOCKHOLDER VOTE FOR CERTAIN ACTIONS

     LOYOLA. Except as otherwise provided by the MGCL, the approval of stockholders holding a majority of all votes entitled to be cast is required for a merger, consolidation or sale of substantially all of the assets of Loyola.

     CRESTAR. The VSCA generally requires the approval of a majority of a corporation's Board of Directors and the holders of more than two-thirds of all the votes entitled to be cast thereon by each voting group entitled to vote on any plan of merger or consolidation, plan of share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business. The VSCA also specifies additional voting requirements for Affiliated Transactions and transactions that would cause an acquiring person's voting power to meet or exceed specified thresholds, as discussed under "Description of Crestar Capital Stock -- Virginia Stock Corporation Act."

     None of the additional voting requirements contained in the VSCA are applicable to the Merger since it is not an "Affiliated Transaction."

DIRECTOR NOMINATIONS

     LOYOLA. The Loyola Charter provides that any stockholder desiring to make a nomination for the election of directors at a meeting of stockholders must submit written notice to Loyola not less than 30 or more than 60 days in advance of the meeting.

     CRESTAR. The Bylaws of Crestar provide that any nomination for director made by a stockholder must be made in writing to the Secretary of Crestar not less than 15 days prior to the meeting of stockholders at which directors are to be elected. If mailed, such notice shall be sent by certified mail, return receipt requested, and shall be deemed to have been given when received by the Secretary of Crestar. A stockholder's nomination for director shall set forth
(a) the name and business address of the stockholder's nominee, (b) the fact that the nominee has consented to his name being placed in nomination, (c) the name and address, as they appear on Crestar's books, of the stockholder making the nomination, (d) the class and number of shares of Crestar's stock beneficially owned by the stockholder, and (e) any material interest of the stockholder in the proposed nomination.

DIRECTORS AND CLASSES OF DIRECTORS; VACANCIES AND REMOVAL OF DIRECTORS

     LOYOLA. The Loyola Charter and By-Laws provide that the number of directors (exclusive of directors, if any, to be elected by the holders of preferred stock) shall not be less than six nor more than 15 as shall be provided from time to time in accordance with the By-laws. The power to determine the number of directors within these numerical limitations is vested in the Loyola Board. The Loyola Board currently consists of eight members. Moreover, the Loyola Charter divides the Loyola Board into three classes which shall be as nearly equal in number as possible. Each class currently contains two or three directors. The members of each class serve for three years with terms staggered so that only one class is elected each year.

     The Loyola Charter provides that vacancies on the Loyola Board and newly created directorships shall be filled by a majority vote of the stockholders or directors then in office and any director so chosen by the remaining directors shall hold office until the next annual meeting of stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining.

     Subject to the rights of the holders of any class separately entitled to elect directors, the Loyola Charter provides that any director may be removed from office at any time, but only for cause and then only by the affirmative vote of the holders of at least 80% of the combined voting power of all classes of shares of capital stock entitled to vote in the election for directors.

     CRESTAR. The Crestar Articles provide that the number of Directors shall be set forth in the Bylaws, but the number of directors set forth in the Bylaws may not be increased by more than four during any 12-month period except by the affirmative vote of more than two-thirds of the votes entitled to be cast. The Bylaws provide for a Board of Directors consisting of not less than five nor more than 26 members, with the number to be fixed by the Board. The Board currently has fixed the number of directors at 17. Crestar's Board of Directors is divided into three classes, each as nearly equal in number as possible, with one class being elected annually.

     The Crestar Articles provide that any vacancy occurring on the Board of Directors, including a vacancy resulting from an increase in the number of Directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. If at the time any such vacancy is filled, any person, or any associate or affiliate of such person (as those terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, or any successor rule or regulation) is directly or indirectly the beneficial owner of 10% (or more) of outstanding voting shares, the vacancy shall be filled by the affirmative vote of a majority of the remaining directors in the class of directors in which the vacancy has occurred. Directors so chosen shall hold office for a term expiring at the next following annual meeting of stockholders at which directors are elected. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

     Subject to the rights of the holders of preferred stock then outstanding, any director may be removed, with cause, only by the affirmative vote of the holders of at least two-thirds of outstanding voting shares.

ANTI-TAKEOVER PROVISIONS

     LOYOLA. The Loyola Charter directs the Loyola Board in connection with the exercise of its business judgment when evaluating a transaction which may involve a change in control of Loyola, to give consideration to all relevant factors, including the long-term economic effects on Loyola and its stockholders; the social and economic effects on employees, depositors and other constituents of Loyola; the historical and current operating results or financial condition of Loyola; whether a more favorable price could be obtained in the future; the reputation and business practices of the other party; and estimate of values of future sales of securities by Loyola; and any antitrust or other legal or regulatory issues raised by the transaction. The Loyola Charter authorizes the Loyola Board to employ a broad range of defensive measures to defeat an offer they believe should be opposed.

     The MGCL prohibits certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "Interested Stockholder." Interested Stockholders are all persons (a) who beneficially own 10% or more of the voting power of the corporation's shares or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was an Interested Stockholder or an affiliate or an associate thereof. Such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be case by all holders of voting shares of the corporation, and (b) 66 2/3% of the votes entitled to be cast by all holders of voting shares of the corporation other than voting shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested

Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. Crestar and its affiliates and associates were exempted from these provisions of Maryland law by the Loyola Board. A Maryland corporation may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders. Loyola has not adopted such an amendment to the Loyola Charter.

     The MGCL provides the "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. Control shares are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. Control Shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand therefore to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

     The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or by-laws of the corporation. The Loyola By-Laws exempt the acquisition of Loyola Common Stock by Crestar or its affiliates and associates or any other related transaction from the provisions of the Maryland control share acquisition statute.

     CRESTAR. For a description of certain provisions of VSCA which may be deemed to have an anti-takeover effect, see "Description of Crestar Capital Stock Virginia Stock Corporation Act."

PREEMPTIVE RIGHTS

     Neither the stockholders of Crestar nor the stockholders of Loyola have preemptive rights. Thus, if additional shares of Crestar Common Stock, Crestar preferred stock or Loyola Common Stock or Loyola Preferred Stock are issued, holders of such stock, to the extent they do not participate in such additional issuance of shares, would own proportionately smaller interests in a larger amount of outstanding capital stock.

ASSESSMENT

     All outstanding shares of Loyola Common Stock are fully paid and nonassessable.

     All shares of Crestar Common Stock presently issued are, and those to be issued pursuant to the Agreement will be, fully paid and nonassessable.

CONVERSION; REDEMPTION; SINKING FUND

     Neither Crestar Common Stock nor Loyola Common Stock is convertible, redeemable or entitled to any sinking fund.

LIQUIDATION RIGHTS

     LOYOLA. Maryland law generally provides that a corporation's board of directors may propose dissolution for submission to stockholders and that to be authorized, the dissolution must be approved by the holders of more than two-thirds of all votes entitled to be cast on the proposal, unless the charter of the corporation requires a greater or lesser vote. The Loyola Charter, which would require the affirmative vote of the holders of a majority of the total number of shares entitled to vote on the proposal, modifies the statutory requirements for dissolution under the MGCL.

     CRESTAR. The VSCA generally provides that a corporation's board of directors may propose dissolution for submission to stockholders and that to be authorized, the dissolution must be approved by the holders of more than two-thirds of all votes entitled to be cast on the proposal, unless the articles of incorporation of the corporation require a greater or lesser vote. There are no provisions in the Crestar Articles which would modify the statutory requirements for dissolution under the VSCA.

DIVIDENDS AND OTHER DISTRIBUTIONS

     LOYOLA. Maryland law permits the payment of dividends unless the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise (which the Loyola Charter does not), the amount that would be needed, if the corporation were to be dissolved at the time of such dividends, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends.

     CRESTAR. The VSCA generally provides that a corporation may make distributions to its stockholders unless, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise, which the Crestar Articles do not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. These requirements are applicable to Crestar as a Virginia corporation.

     In addition to the limitations set forth in the VSCA, there are various regulatory requirements which are applicable to distributions by bank holding companies such as Crestar and by savings and loan holding companies such as Loyola. For a description of the regulatory limitations on distributions by Crestar, see "Supervision and Regulation Limits on Dividends and Other Payments." For a description of the regulatory limitations on capital distributions by Loyola, see "Price Range of Loyola Common Stock and Dividend Policy."

SPECIAL MEETINGS OF STOCKHOLDERS

     LOYOLA. A special meeting of the stockholders of Loyola may be called by the Chairman of the Loyola Board or the President, by a majority of the Loyola Board or by stockholders entitled to cast at least 25% of the votes at such meeting. However, Maryland law provides that a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of stockholders held during the preceding 12 months unless the meeting is requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

     CRESTAR. The Bylaws of Crestar provide that special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, by the President, or by a majority of the Board of Directors.

INDEMNIFICATION

     LOYOLA. As permitted by the MGCL, provisions in the Loyola Charter limit the personal liability of directors and officers for money damages to the fullest extent permitted by Maryland law except that such Loyola Charter provisions do not limit liability (a) for, and to the extent of, actual receipt of an improper benefit in money, property or services or (b) in respect of any adjudication based upon a finding of active and deliberate dishonesty which was material or the cause of action adjudicated. The Loyola Charter provisions do not affect potential liability of directors and officers to third parties, such as creditors of Loyola.

     As permitted by the MGCL, the Loyola Charter obligates Loyola to indemnify its directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted by Maryland law. Loyola's By-Laws contain indemnification procedures which implement those of the Loyola Charter. The

MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonably cause to believe that the action or omission was unlawful.

     CRESTAR. The Crestar Articles provide that to the full extent permitted by the VSCA and any other applicable law, Crestar shall indemnify a director or officer of Crestar who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Board of Directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

STOCKHOLDER PROPOSALS

     LOYOLA. The Loyola Charter provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to the corporation not less than 30 or more than 60 days in advance of the meeting, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Loyola. Such notice given by a stockholder to the Secretary shall set forth in writing as to each matter: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting,
(ii) the name and address, as they appear in Loyola's books, of the stockholder proposing such business, (iii) the class and number of shares of Loyola which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. No business shall be conducted at a meeting of stockholders except in accordance with the procedures set forth in Loyola's By-laws.

     CRESTAR. The Bylaws of Crestar provide that at any meeting of stockholders of Crestar, only that business that is properly brought before the meeting may be presented to and acted upon by the stockholders. To be properly brought before the meeting, business must be brought (a) by or at the direction of the Board of Directors or (b) by a stockholder who has given written notice of business he expects to bring before the meeting to the Secretary of Crestar not less than 15 days prior to the meeting. If mailed, such notice shall be sent by certified mail, return receipt requested, and shall be deemed to have been given when received by the Secretary of Crestar. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on Crestar's books, of the stockholder proposing such business, (c) the class and number of shares of Crestar's stock beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. No business shall be conducted at a meeting of stockholders except in accordance with the procedures set forth in Crestar's Bylaws.

STOCKHOLDER INSPECTION RIGHTS; STOCKHOLDER LISTS

     LOYOLA. Under Maryland law, any stockholder has the right to inspect and copy the by-laws, minutes of the proceedings of stockholders, annual statement of affairs, and voting trust agreements on file at the corporation's principal office. Maryland law also provides that one or more persons who together have been stockholders of record for at least six months and who together hold at least 5% of the outstanding stock of any class may inspect and copy the corporation's books of account, stock ledger and stockholders' list and may require the corporation to produce a verified statement of affairs.

     CRESTAR. Under the VSCA, the stockholder of a Virginia corporation is entitled to inspect and copy certain books and records, including the articles of incorporation and bylaws of the corporation if he gives the corporation written notice of his demand at least five business days before the date on which he wishes to inspect and copy. The stockholder of a Virginia corporation is entitled to inspect and copy certain other books and records, including a list of stockholders, minutes of any meeting of the board of directors and accounting records of the corporation, if (i) the stockholder has been a stockholder of record for at least six months immediately preceding his or her written demand or is the holder of at least 5% of the corporation's outstanding shares, (ii) the stockholder's demand is made in good faith and for a proper purpose, (iii) the stockholder describes with reasonable particularity the purpose of the request and the records desired to be inspected and (iv) the records are directly connected with the stated purpose, and if he gives the corporation written notice of his demand at least five business days before the date on which he wishes to inspect and copy. The VSCA also provides that a corporation shall make available for inspection by any stockholder during usual business hours, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting.

STOCKHOLDER RIGHTS PLAN

     LOYOLA. Loyola has not implemented a stockholder rights plan. Crestar. For a description of a stockholder rights plan which has been adopted by Crestar, see "Description of Crestar Capital Stock -- Rights."

DISSENTERS' RIGHTS

     LOYOLA. The provisions of Title 3 of the MGCL, which provide stockholders of a Maryland corporation the right to demand and receive payment of the fair value of their shares in the event of mergers, consolidations and certain other corporate transactions, are applicable to Loyola as a Maryland corporation. However, because Loyola Common Stock is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., stockholders of Loyola generally do not have rights to demand and receive payment of the fair value of their shares in the event of mergers, consolidations and certain other corporate transactions to which Loyola is a party.

     CRESTAR. The provisions of Article 15 of the VSCA which provide stockholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of their shares in the event of, mergers, consolidations and certain other corporate transactions are applicable to Crestar as a Virginia corporation. However, because Crestar has more than 2,000 record stockholders, stockholders of Crestar generally do not have rights to dissent from mergers, consolidations and certain other corporate transactions to which Crestar is a party because Article 15 of the VSCA provides that holders of shares of a Virginia corporation which has shares listed on a national securities exchange or which has at least 2,000 record stockholders are not entitled to dissenters' rights unless certain requirements are met.

                         RESALE OF CRESTAR COMMON STOCK

     Crestar Common Stock has been registered under the 1933 Act, thereby allowing such shares to be traded freely and without restriction by those holders of Loyola Common Stock who receive such shares following consummation of the Merger and who are not deemed to be "affiliates" (as defined under the 1933 Act, but generally including directors, certain executive officers and 10% or more stockholders) of Loyola or Crestar. Each holder of Loyola Common Stock who is deemed by Loyola to be an affiliate of it has entered into an agreement with Crestar prior to the Effective Date of the Merger providing, among other things, that (A) such affiliate acknowledges and agrees to support and vote such shares of Loyola Common Stock beneficially owned by them to ratify and confirm the Agreement and the Merger, (B) such affiliate acknowledges and agrees beginning 30 days prior to the Effective Date, that he will not sell, pledge, transfer or otherwise dispose of shares of Loyola Common Stock or Crestar capital stock except in compliance with the applicable provisions of the 1933 Act and rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Crestar and Loyola have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and (C) the certificates representing said shares may bear a legend referring to the foregoing restrictions. This Proxy Statement/Prospectus does not cover any resales of Crestar Common Stock received by affiliates of Loyola.

                                    EXPERTS

     The consolidated financial statements of Crestar Financial Corporation and Subsidiaries incorporated in this Proxy Statement/Prospectus by reference to Crestar's Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in accounting for certain investments in debt and equity securities.

     The consolidated financial statements of Loyola Capital Corporation and Subsidiaries incorporated in this Proxy Statement/Prospectus by reference to Loyola's Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in accounting for income taxes.

                                 LEGAL OPINION

     The legality of the Crestar Common Stock to be issued in the Merger will be passed on for Crestar by Hunton & Williams, Richmond, Virginia. Gordon F. Rainey, Jr., a partner in Hunton & Williams, is a director of Crestar.

     Certain legal matters will be passed on for Loyola by Piper & Marbury L.L.P., Baltimore, Maryland.

     A condition to consummation of the Merger is the delivery by each of Piper & Marbury L.L.P., counsel to Loyola, and Hunton & Williams, counsel to Crestar, of an opinion concerning certain federal income tax consequences of the Merger. See "The Merger -- Certain Federal Income Tax Consequences."

                                 OTHER MATTERS

     As of the date of this Prospectus/Proxy Statement, the Loyola Board does not know of any other matters to be presented for action at the Loyola Stockholder Meeting other than procedural matters incident to the conduct of the meeting. In addition, stockholders may make proposals for consideration at the Loyola Stockholder Meeting in accordance with the procedures specified in Loyola's Bylaws. If such stockholder proposals are made or any other matters not now known are properly brought before the Loyola Stockholder Meeting, the persons named in the accompanying proxy will vote such proxy in accordance with the determination of a majority of the Loyola Board.

                                                                         ANNEX I

                          AGREEMENT AND PLAN OF MERGER
                                 BY AND BETWEEN
                         CRESTAR FINANCIAL CORPORATION
                                  ("CRESTAR")
                                      AND
                           LOYOLA CAPITAL CORPORATION
                                   ("LOYOLA")

                                  MAY 16, 1995

                               TABLE OF CONTENTS

                                                                                                                          PAGE
ARTICLE 1 THE MERGER
  1.1.  Structure of the Merger........................................................................................    I-5
  1.2.  Conversion of Stock; Exchange Ratio............................................................................    I-5
  1.3.  Exchange Procedures............................................................................................    I-6
  1.4.  Stock Options..................................................................................................    I-6
  1.5.  Articles of Incorporation of the Successor Corporation.........................................................    I-7
  1.6.  By-Laws of the Successor Corporation...........................................................................    I-7
  1.7.  Directors and Officers of the Successor Corporation............................................................    I-7
  1.8.  Closing........................................................................................................    I-7

ARTICLE 2 REPRESENTATIONS AND WARRANTIES
  2.1.  Organization and Capitalization of Crestar.....................................................................    I-7
  2.2.  Organization and Capitalization of Loyola......................................................................    I-7
  2.3.  Rights, etc....................................................................................................    I-7
  2.4.  Capital Stock..................................................................................................    I-7
  2.5.  Authority......................................................................................................    I-8
  2.6.  Subsidiaries...................................................................................................    I-8
  2.7.  Authorization and Validity of Agreement........................................................................    I-8
  2.8.  No Violations..................................................................................................    I-8
  2.9.  Securities Exchange Act Reports................................................................................    I-8
  2.10. Absence of Certain Changes or Events...........................................................................    I-9
  2.11. Taxes..........................................................................................................    I-9
  2.12. Absence of Claims..............................................................................................    I-9
  2.13. Absence of Regulatory Actions..................................................................................   I-10
  2.14. Labor Matters..................................................................................................   I-10
  2.15. Employee Benefit Plans.........................................................................................   I-10
  2.16. Title to Assets................................................................................................   I-11
  2.17. Knowledge as to Conditions.....................................................................................   I-11
  2.18. Compliance With Laws...........................................................................................   I-11
  2.19. Crestar Common Stock...........................................................................................   I-11
  2.20. Fees...........................................................................................................   I-11
  2.21. Registration Statement; Proxy Statement........................................................................   I-11
  2.22. Environmental Matters..........................................................................................   I-11
  2.23. Material Contracts.............................................................................................   I-12
  2.24. Insurance......................................................................................................   I-13
  2.25. Loans; Allowance for Credit Losses.............................................................................   I-13
  2.26. Business Combination Statute, etc..............................................................................   I-13
  2.27. No Dissenters' Rights..........................................................................................   I-13
  2.28. Loan Servicing Rights..........................................................................................   I-14

ARTICLE 3 CONDITIONS TO EFFECTIVENESS
  3.1.  Stock Option Agreement.........................................................................................   I-14
  3.2.  Affiliate Agreements...........................................................................................   I-14

ARTICLE 4 COVENANTS PRIOR TO CLOSING
  4.1.  Access to Information; Notice of Changes; Confidentiality......................................................   I-14
  4.2.  Conduct of the Business of Loyola Pending the Closing Date.....................................................   I-15
  4.3.  Conduct of the Business of Crestar Pending the Closing Date....................................................   I-16
  4.4.  No Solicitation of Other Offers................................................................................   I-16
  4.5.  Certain Filings, Consents and Arrangements.....................................................................   I-17
  4.6.  Best Efforts...................................................................................................   I-17
  4.7.  Publicity......................................................................................................   I-17
  4.8.  Proxy; Registration Statement..................................................................................   I-17
  4.9.  Stockholders' Meeting..........................................................................................   I-17
  4.10. Crestar........................................................................................................   I-17
  4.11. Additional Agreements..........................................................................................   I-18
  4.12. Listing........................................................................................................   I-18
  4.13. Merger.........................................................................................................   I-18
  4.14. Branch Closing Law.............................................................................................   I-19

ARTICLE 5 CONDITIONS PRECEDENT TO MERGER
  5.1.  Conditions Precedent to Obligations of All Parties.............................................................   I-19
  5.2.  Conditions Precedent to Obligations of Crestar.................................................................   I-20
  5.3.  Conditions Precedent to Obligations of Loyola..................................................................   I-20

ARTICLE 6 COVENANTS
  6.1.  Tax-Free Reorganization Treatment..............................................................................   I-21
  6.2.  Employee Matters...............................................................................................   I-21
  6.3.  Employee Benefits..............................................................................................   I-21
  6.4.  Indemnification; Directors' and Officers' Insurance............................................................   I-23
  6.5.  Crestar Baltimore, Maryland Local Advisory Board of Directors..................................................   I-23

ARTICLE 7 TERMINATION
  7.1.  Termination....................................................................................................   I-23
  7.2.  Effect of Termination..........................................................................................   I-24

ARTICLE 8 MISCELLANEOUS
  8.1.  Certain Definitions; Interpretation............................................................................   I-24
  8.2.  Fees and Expenses..............................................................................................   I-25
  8.3.  Survival.......................................................................................................   I-25
  8.4.  Notices........................................................................................................   I-25
  8.5.  Entire Agreement...............................................................................................   I-26
  8.6.  Binding Effect; Benefit; Assignment............................................................................   I-26
  8.7.  Waiver.........................................................................................................   I-26
  8.8.  Further Actions................................................................................................   I-27
  8.9.  Counterparts...................................................................................................   I-27
  8.10. Applicable Law.................................................................................................   I-27
  8.11. Severability...................................................................................................   I-27

                              INDEX TO DEFINITIONS

TERM                                                                                                       LOCATION OF DEFINITION
Acquisition Proposal....................................................................................   4.4
Affiliates..............................................................................................   3.2(a)
Agreement...............................................................................................   Preamble
Average Closing Price...................................................................................   1.2(b)
Bank Regulators.........................................................................................   2.13
Benefit Plans...........................................................................................   2.15
Branch Property.........................................................................................   2.22(a)
Change of Control.......................................................................................   8.1
Claims..................................................................................................   6.4(a)
Closing Date............................................................................................   1.8
Code....................................................................................................   1.4(b)
Contract Employees......................................................................................   6.3(a)
Control.................................................................................................   8.1
Crestar.................................................................................................   Preamble
Crestar Bank MD.........................................................................................   5.1(f)
Crestar Retirement Plan.................................................................................   6.3(e)
Crestar Common Stock....................................................................................   1.2(a)
Effective Date..........................................................................................   1.8
Effective Time..........................................................................................   1.8
Environmental Law.......................................................................................   2.22(a)
ERISA...................................................................................................   2.15
Exchange Option.........................................................................................   1.4(a)
Exchange Ratio..........................................................................................   1.2(b)
Federal Reserve Board...................................................................................   4.14
401(k) Plan.............................................................................................   6.3(d)
GAAP....................................................................................................   2.9(a)
Governmental Entity.....................................................................................   2.22(a)
Hazardous Substance.....................................................................................   2.22(a)
Indemnified Parties.....................................................................................   6.3(a)
IRS.....................................................................................................   2.15
Loan Servicing File.....................................................................................   8.1
Loan Servicing Rights...................................................................................   8.1
Loyola..................................................................................................   Preamble
Loyola Common Stock.....................................................................................   1.2(a)
Loyola FSB..............................................................................................   5.1(h)
Loyola Meeting..........................................................................................   4.9
Loyola Pension Plan.....................................................................................   6.3(e)
Material................................................................................................   8.1
Material Adverse Effect.................................................................................   8.1
Merger..................................................................................................   1.1
MGCL....................................................................................................   1.1
OREO....................................................................................................   2.25(a)
Outstanding Option......................................................................................   1.4(a)
Pension Plan............................................................................................   2.15
Person..................................................................................................   8.1
Proxy Statement.........................................................................................   2.21
Proxy Statement/Prospectus..............................................................................   2.21
Registration Statement..................................................................................   2.21
Reports.................................................................................................   2.9
Rights..................................................................................................   2.3
SEC.....................................................................................................   2.9
Securities Exchange Act.................................................................................   2.9
Securities Act..........................................................................................   2.21
Serviced Mortgage Loan..................................................................................   8.1
Significant Subsidiary..................................................................................   2.4
Subsidiary..............................................................................................   8.1
Successor Corporation...................................................................................   1.1
Thrift Plan.............................................................................................   6.3(d)
To the knowledge of Crestar.............................................................................   8.1
To the knowledge of Loyola..............................................................................   8.1
Transferred Employees...................................................................................   6.3(b)

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is made as of the 16th day of May, 1995, by and between CRESTAR FINANCIAL CORPORATION, a Virginia corporation ("Crestar"), and LOYOLA CAPITAL CORPORATION, a Maryland corporation ("Loyola").

     WHEREAS, the respective Boards of Directors of Crestar and Loyola have approved the acquisition of Loyola by Crestar, subject to the terms and conditions of this Agreement;

     WHEREAS, to complete such acquisition, the respective Boards of Directors of Crestar and Loyola have approved the merger of Loyola into Crestar pursuant to and subject to the terms and conditions of this Agreement.

     NOW THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound hereby, agree as follows:

                                   ARTICLE 1
                                   THE MERGER

     1.1. STRUCTURE OF THE MERGER.

     Subject to the terms and conditions of this Agreement and the Plan of Merger attached hereto as Schedule 1.1, at the Effective Time (as defined in Section 1.8), Loyola will merge (the "Merger") with and into Crestar, with Crestar being the successor corporation (the "Successor Corporation"). At the Effective Time, the separate corporate existence of Loyola shall cease, and Crestar shall continue as the Successor Corporation. From and after the Effective Time, the Merger shall have the effects set forth in Section 3-114 of the Maryland General Corporation Law ("MGCL") and in Section 13.1-721 of the Virginia Stock Corporation Act.

     1.2. CONVERSION OF STOCK; EXCHANGE RATIO.

     (A) CONVERSION OF STOCK. At the Effective Time, each share of common stock of Loyola, par value $0.10 per share (the "Loyola Common Stock") then issued and outstanding (other than shares held directly by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive the number of shares of stock of Crestar determined in accordance with subparagraph (b). As of the Effective Time, each share of Loyola Common Stock held directly by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto. Each issued and outstanding share of common stock of Crestar, par value $5.00 per share ("Crestar Common Stock") shall continue to be an issued and outstanding share of common stock of the Successor Corporation.

     (B) EXCHANGE RATIO. Each share of Loyola Common Stock (other than shares held directly by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be converted into a fraction of a share of Crestar Common Stock, determined in accordance with the Exchange Ratio. The "Exchange Ratio" shall be calculated as follows:

          (i) if the Average Closing Price (as defined below) is between $43.478 and $46.375, the Exchange Ratio shall be 0.690 (the quotient of (A) $32.00 divided by (B) $46.375);

          (ii) if the Average Closing Price is greater than $46.375, the Exchange Ratio shall be the quotient of (A) $32.00 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be less than 0.640; and

          (iii) if the Average Closing Price is less than $43.478, the Exchange Ratio shall be the quotient of (A) $30.00 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be greater than 0.750, subject to adjustment as provided in Section 7.1(f).

     As used herein, "Average Closing Price" shall mean the average closing price of Crestar Common Stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the tenth day prior to the Closing Date (as defined in Section 1.8).

     The Exchange Ratio at the Effective Time of the Merger shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of Crestar Common Stock, any dividend payable in Crestar Common Stock, or any capital reorganization involving the reclassification of Crestar Common Stock subsequent to the date of this Agreement. The Exchange Ratio may be adjusted as provided in
Section 7.1(f).

     (C) FRACTIONAL SHARES. No fractional shares of Crestar Common Stock will be issued pursuant hereto, and Crestar shall pay cash in lieu of any fractional shares of Crestar Common Stock which otherwise would be issuable. Any such cash payments shall be made on the basis of the Average Closing Price.

     1.3. EXCHANGE PROCEDURES.

     (a) After the Effective Time of the Merger, each holder of a certificate for theretofore outstanding shares of Loyola Common Stock, upon surrender of such certificate and a letter of transmittal to Crestar Bank (which shall act as exchange agent), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Crestar Common Stock for which shares of Loyola Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in this Article I. Until so surrendered, each outstanding certificate which, prior to the Effective Time of the Merger, represented Loyola Common Stock will be deemed to evidence the right to receive the number of full shares of Crestar Common Stock into which the shares of Loyola Common Stock represented thereby may be converted in accordance with the Exchange Ratio; and, after the Effective Time of the Merger will be deemed for all corporate purposes of Crestar to evidence ownership of the number of full shares of Crestar Common Stock into which the shares of Loyola Common Stock represented thereby were converted.

     (b) Until such outstanding certificates formerly representing Loyola Common Stock are surrendered, no dividend payable to holders of record of Crestar Common Stock for any period as of any date subsequent to the Effective Time of the Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Time of the Merger, there shall be no further registry of transfer on the records of Loyola or shares of Loyola Common Stock. If a certificate representing such shares is presented to Crestar, it shall be canceled and exchanged for a certificate representing shares of Crestar Common Stock as herein provided. Upon surrender of certificates of Loyola Common Stock in exchange for Crestar Common Stock, there shall be paid to the record holder of the certificates of Crestar Common Stock issued in exchange therefor
(i) the amount of dividends theretofore paid with respect to such full shares of Crestar Common Stock as of any date subsequent to the Effective Time of the Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender. No interest shall be payable with respect to such dividends upon surrender of outstanding certificates.

     (c) At the Effective Time of the Merger, each share of Loyola Common Stock held directly by Crestar (excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be canceled, retired and cease to exist.

     1.4. STOCK OPTIONS.

     (a) At the Effective Time, options granted by Loyola under Loyola's 1986 Stock Option Plan, as amended, to purchase shares of Loyola Common Stock, which are outstanding and unexercised immediately prior thereto (each, an "Outstanding Option"), shall be converted as to each whole share subject to such Outstanding Option into an option (each, an "Exchange Option") to purchase such number of shares of Crestar Common Stock at such exercise price as is determined as provided below:

          (i) the number of shares of Crestar Common Stock to be subject to the Exchange Option shall be equal to the product of (A) the number of shares of Loyola Common Stock subject to the Outstanding Option multiplied by (B) the Exchange Ratio (as may be adjusted pursuant to Section 1.2(b)), the product being rounded, if necessary, up or down, to the nearest whole share;

          (ii) the per share exercise price under the Exchange Option shall be equal to (A) the per share exercise price under the Outstanding Option divided by (B) the Exchange Ratio (as may be adjusted pursuant to Section 1.2(b)), with any fractional cent rounded to the next whole cent; and

          (iii) the Exchange Option shall otherwise have the same duration and other terms as the Outstanding Option.

     (b) The adjustments provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be effected in a manner consistent with Section 424(a) of the Code.

     (c) No options for Loyola capital stock have been granted since May 1, 1995 except under the Stock Option Agreement contemplated by Section 3.1.

     1.5. ARTICLES OF INCORPORATION OF THE SUCCESSOR CORPORATION.

     The Articles of Incorporation of Crestar, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Successor Corporation until thereafter amended as provided by law.

     1.6. BY-LAWS OF THE SUCCESSOR CORPORATION.

     The By-Laws of Crestar, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Successor Corporation until thereafter amended as provided by law.

     1.7. DIRECTORS AND OFFICERS OF THE SUCCESSOR CORPORATION.

     The directors and officers of Crestar, as in office immediately prior to the Effective Time, shall be the directors and officers of the Successor Corporation.

     1.8. CLOSING.

     On such date as Crestar shall designate which shall be a date promptly following the expiration of all applicable waiting periods in connection with approvals of Bank Regulators (as defined in Section 2.13) occurs (but not earlier than December 28, 1995) and all conditions to the consummation of this Agreement are satisfied or waived, or on such earlier or later date as may be agreed by the parties (the "Closing Date"), articles of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such articles of merger by agreement of the parties hereto. The date of such filing or such later effective date is herein called the "Effective Date." The "Effective Time" of the Merger shall be such time on the Effective Date as may be agreed by the parties.

                                   ARTICLE 2
                         REPRESENTATIONS AND WARRANTIES

     Crestar represents and warrants to Loyola, and Loyola represents and warrants to Crestar, to the extent applicable as indicated below, that:

     2.1. ORGANIZATION AND CAPITALIZATION OF CRESTAR.

     In the case of Crestar, it is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, it is a bank holding company registered under the Bank Holding Company Act of 1956, as amended; and its authorized capital stock as of the date hereof consists of 100,000,000 authorized shares of common stock, par value $5.00 per share, of which 38,397,409 shares were issued and outstanding as of March 31, 1995, and 2,000,000 authorized shares of preferred stock, no par value per share, of which no shares are issued and outstanding as of the date hereof.

     2.2. ORGANIZATION AND CAPITALIZATION OF LOYOLA.

     In the case of Loyola, it is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and it is a savings and loan holding company registered under the Savings and Loan Holding Company Act, as amended; and its authorized capital stock as of the date hereof consists of 35,000,000 authorized shares of Loyola Common Stock, of which 8,107,750 shares were issued and outstanding as of March 31, 1995, and 15,000,000 authorized shares of preferred stock, par value $0.10 per share, of which no shares are issued and outstanding as of the date hereof.

     2.3. RIGHTS, ETC.

     In the case of Loyola, except as set forth on Schedule 2.3 or as contemplated by Section 3.1, there are not any shares of its capital stock reserved for issuance, or any outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock, pursuant to which it is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, "Rights").

     2.4. CAPITAL STOCK.

     In the case of Crestar and Loyola, respectively, all outstanding shares of capital stock of it and its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X, provided that any Subsidiary (as defined in Section 8.1) that is a bank, savings bank or trust company shall be deemed a Significant Subsidiary) are duly authorized, validly issued and outstanding, fully paid and (subject to 12 U.S.C. (section mark) 55 in the case of a national bank) nonassessable, and subject to no preemptive rights.

     2.5. AUTHORITY.

     In the case of Crestar and Loyola, respectively, each of it and its Significant Subsidiaries has the power and authority, and is duly qualified in all jurisdictions where such qualification is required, to carry on its business as it is now being conducted and to own all its Material (as defined in Section 8.1) properties and assets (except for such qualifications the absence of which, individually or in the aggregate, would not have a Material Adverse Effect (as defined in Section 8.1)), and it has all federal, state, local, and foreign Governmental Entity (as defined in Section 2.22(a)) authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect.

     2.6. SUBSIDIARIES.

     In the case of Loyola, a list of its Subsidiaries is contained on Schedule
2.6. In the case of Loyola, all of the issued and outstanding shares of capital stock of each of its Subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer and there are no Rights with respect to such capital stock, except as set forth on Schedule 2.6.

     2.7. AUTHORIZATION AND VALIDITY OF AGREEMENT.

     In the case of Crestar and Loyola, respectively, it has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. In the case of Crestar, and subject, in the case of Loyola, to the receipt of the required stockholder approval for Loyola referred to in Section 5.1(a), this Agreement has been authorized by all necessary corporate action of it. In the case of Crestar and Loyola, respectively, this Agreement is a valid and binding agreement of it enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. In the case of Crestar and Loyola, respectively, neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereunder will result in any violation, termination or modification of, or be in conflict with, any terms of any contract or other instrument to which Crestar or Loyola is a party, or of any judgment, decree or order applicable to Crestar or Loyola, or result in the creation of any lien, charge or encumbrance upon any of its properties or assets.

     2.8. NO VIOLATIONS.

     In the case of Crestar and Loyola, respectively, the execution, delivery and performance of this Agreement by it does not, and the consummation of the transactions contemplated hereby by it will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or Material agreement, indenture or instrument of it or its Subsidiaries or to which it or its Subsidiaries (or any of their respective properties) is subject, which breach, violation or default would have a Material Adverse Effect (all of such breaches, violations, or defaults being identified on Schedule 2.8) or enable any person to enjoin the Merger or (ii) a breach or violation of, or a default under, the charter or by-laws of it or any of its Subsidiaries; and the consummation of the transactions contemplated hereby will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (i) the required approvals, consents and waivers of governmental authorities referred to in Section 5.1(c), (ii) the approval of the stockholders of Loyola referred to in Section 5.1(a), (iii) such approvals, consents or waivers as are required under the federal and state securities or "Blue Sky" laws in connection with the transactions contemplated by this Agreement, and (iv) any other approvals, consents or waivers the absence of which, individually or in the aggregate, would not result in a Material Adverse Effect or enable any person to enjoin the Merger.

     2.9. SECURITIES EXCHANGE ACT REPORTS.

     In the case of Crestar and Loyola, respectively, it has filed with the Securities and Exchange Commission ("SEC") all required forms, reports and documents required under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). In the case of Crestar and Loyola, respectively, as of their respective dates, neither its Annual Report on Form 10-K for the fiscal year ended December 31, 1994, nor any other document filed subsequent to December 31, 1994 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, each in the form (including exhibits) filed with the SEC (collectively, its "Reports") contained, as of the date thereof, any untrue statement of a Material fact or omitted to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. In the case of Crestar and Loyola, respectively, each of the balance sheets or statements of condition contained or incorporated by reference in its Reports (including any related notes and schedules) fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flows and changes in financial position or equivalent statements contained or incorporated by reference in its Reports (including any related notes and schedules) fairly present the results of operations, retained earnings and cash flows of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not Material in amount or effect), in each case in accordance with generally accepted accounting principles applicable to depository institutions ("GAAP") consistently applied during the periods involved, except as may be noted in the Reports. In the case of Crestar and Loyola, respectively, as of the date of such Reports, there existed no Material liabilities of Crestar or Loyola, respectively, contingent or otherwise, that are required to be disclosed under GAAP or would be required to be disclosed in the financial statements contained in the Annual Report on Form 10-K for the year ended December 31, 1994 but are not so disclosed in such Reports.

     2.10. ABSENCE OF CERTAIN CHANGES OR EVENTS.

     In the case of Crestar and Loyola, respectively, since December 31, 1994, except as disclosed in its Reports, it has not incurred any Material liability except in the ordinary course of its business consistent with past practice, and since December 31, 1994 there has not been any change in the financial condition or results of operations of it or any of its Subsidiaries which, individually or in the aggregate, has had a Material Adverse Effect (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

     2.11. TAXES.

     In the case of Crestar and Loyola, respectively, except as otherwise would not have a Material Adverse Effect, all federal, state, local and foreign tax returns required to be filed on or before the Effective Date by or on behalf of it or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extensions have been granted and not expired. In the case of Crestar and Loyola, respectively, except as otherwise would not have a Material Adverse Effect, all taxes imposed on it or any of its Subsidiaries (or for which it or any of its Subsidiaries is liable) for any period (or portion of a period) ending on or before the Effective Date have been paid in full or adequate provision has been made for any such taxes on its balance sheet (in accordance with GAAP). Except as disclosed on Schedule 2.11A, in the case of Crestar, and on Schedule 2.11B, in the case of Loyola, respectively, as of the date of this Agreement, there are no assessments or notices of deficiency or proposed assessments with respect to any taxes of it or any of its Subsidiaries (or for which it or any of its Subsidiaries is liable) that, if resolved in a manner adverse to it, would have a Material Adverse Effect. In the case of Crestar and Loyola, respectively, except as otherwise would not have a Material Adverse Effect, neither it nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. In the case of Loyola, except as disclosed on Schedule 2.11B, (i) neither Loyola nor any Subsidiary of Loyola has filed (or been included in) a consolidated, combined, or unitary income tax return with a corporation other than Loyola and its Subsidiaries, (ii) each of Loyola and its Subsidiaries is in Material compliance with, and its records contain all information and documents necessary to comply in all Material respects with, all applicable tax information reporting and withholding requirements, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code, (iii) for periods ending after the date of the most recent balance sheet contained in the latest Report of Loyola, the books and records of Loyola and its Subsidiaries fully and properly reflect their liabilities for all accrued taxes in accordance with GAAP, (iv) neither Loyola nor any of its Subsidiaries has made or entered into, or holds any assets subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former Section 168(f)(8) of the Code and the regulations thereunder, (v) no Material amount is required to be included in the income of Loyola or any of its Subsidiaries pursuant to Section 481 of the Code and the regulations thereunder by reason of any event that occurred prior to the Effective Time, and (vi)
Schedule 2.11B describes all Material tax elections, consents, and agreements affecting Loyola or any of its Subsidiaries. For purposes of this Section 2.11, "tax" and "taxes" include any interest, penalty, and addition to tax payable with respect to any tax.

     2.12. ABSENCE OF CLAIMS.

     Except as disclosed on Schedule 2.12A, in the case of Crestar, and on
Schedule 2.12B, in the case of Loyola, respectively, no Material litigation, proceeding or controversy before any court or Governmental Entity is pending, and there is no pending claim, action or proceeding against it or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate to have a Material Adverse Effect or to Materially hinder or delay consummation of the transactions contemplated hereby.

     2.13. ABSENCE OF REGULATORY ACTIONS.

     In the case of Crestar and Loyola, respectively, neither it nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of banks or bank holding companies or savings and loans or savings and loan holding companies or engaged in the insurance of bank deposits ("Bank Regulators"), nor has it been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

     2.14. LABOR MATTERS.

     In the case of Crestar and Loyola, respectively, neither it nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of any proceeding asserting that it or any such Subsidiary has committed an unfair labor practice or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor to the knowledge of Loyola and Crestar (as defined in Section 8.1), respectively, is there any strike or other labor dispute involving it or any of its Subsidiaries pending or threatened.

     2.15. EMPLOYEE BENEFIT PLANS.

     Except as disclosed on Schedule 2.15, to the knowledge of Loyola, all "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that cover any of its or its Subsidiaries' employees, comply and have been administered in all Material respects with all applicable requirements of ERISA, the Code and other applicable laws; to the knowledge of Loyola, neither it nor any of its Subsidiaries has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any such employee benefit plan which is likely to result in any Material penalties or taxes under
Section 502(i) of ERISA or Section 4975 of the Code; no Material liability to the Pension Benefit Guaranty Corporation has been or is expected by it or them to be incurred with respect to any such employee benefit plan which is subject to Title IV of ERISA ("Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by it, them or any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code; no Pension Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA (whether or not waived) as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Pension Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such Pension Plan as of the end of the most recent plan year with respect to such Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Pension Plan as of the date hereof; no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Pension Plan within the 12-month period ending on the date hereof; neither it nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code; neither it nor any of its Subsidiaries have not contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA on or after September 26, 1980. Schedule
2.15 identifies each "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) maintained by Loyola and its Subsidiaries which is funded; the funding under each such plan does not exceed the limitations under Section 419A(b) or 419A(c) of the Code and neither Loyola nor any of its Subsidiaries is subject to taxation on the income of any such plan. Schedule 2.15 identifies the method of funding (including any individual accounting) for all post-retirement medical or life insurance benefits for the employees of Loyola and its Subsidiaries and discloses the funded status of such plans. In the case of Loyola, with respect to each benefit plan, program, arrangement or policy for employees that is maintained or contributed to by Loyola or any of its Subsidiaries, including, but not limited to, "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (collectively, the "Benefit Plans"), it has made available to Crestar a true and correct copy of (i) the most recent annual report on Form 5500 filed with the Internal Revenue Service (the "IRS"), (ii) such Benefit Plan, (iii) each trust agreement and insurance contract relating to such Benefit Plan, (iv) the most recent summary plan description for such Benefit Plan, (v) the most recent actuarial report or valuation if such Benefit Plan is subject to Title IV of ERISA, (vi) the most recent determination letter issued by the IRS if such Benefit Plan is intended to be qualified under Section 401(a) of the Code, (vii) any open requests for rulings or determination letters that pertain to any Benefit Plan, and (viii) all outstanding employment agreements, as amended through the date hereof with employees, former employees, directors, former directors and independent contractors of Loyola and each of its Subsidiaries. Other than has been identified on Schedule

2.15, full payment has been made (or proper accruals have been established to the extent required by GAAP) for all contributions which are required or for which benefits have accrued prior to Closing under the terms of each Benefit Plan, employment agreement, benefit commitment and for all liabilities which have accrued prior to the Effective Time under each Benefit Plan, employment agreement, benefit commitment or collective bargaining agreement, including any such Benefit Plan, employment agreement, benefit commitment or collective bargaining agreement to be assumed by Crestar pursuant to Section 6.3(a). There are no trades or businesses, and there never have been any trades or businesses, which are or were treated as a single employer under ERISA and the Code with respect to Loyola other than its Subsidiaries.

     2.16. TITLE TO ASSETS.

     In the case of Crestar and Loyola, respectively, each of it and each of its Subsidiaries has good and marketable title to its properties and assets (other than property as to which it is lessee) except for such defects in title which would not, individually or in the aggregate, have a Material Adverse Effect.

     2.17. KNOWLEDGE AS TO CONDITIONS.

     To the knowledge of Crestar and Loyola, respectively, there is no reason why the approvals, consents and waivers of the Governmental Entities referred to in Section 5.1(c) should not be obtained without the imposition of any condition of the type referred to in the provisos thereto.

     2.18. COMPLIANCE WITH LAWS.

     In the case of Crestar and Loyola, respectively, it and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which could, individually or in the aggregate, have a Material Adverse Effect.

     2.19. CRESTAR COMMON STOCK.

     In the case of Crestar, the shares of Crestar Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

     2.20. FEES.

     In the case of Crestar and Loyola, respectively, other than financial advisory services performed for Loyola by Alex. Brown & Sons Incorporated (on terms disclosed to Crestar) and financial advisory services performed for Crestar by Morgan Stanley & Co., Incorporated, neither it nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for it or any of its Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

     2.21. REGISTRATION STATEMENT; PROXY STATEMENT.

     In the case of Crestar and Loyola, respectively, the information to be supplied by it for inclusion in (i) the Registration Statement on Form S-4 and/or such other form(s) as may be appropriate to be filed under the Securities Act of 1933, as amended (the "Securities Act") with the SEC by Crestar for the purpose of, among other things, registering Crestar Common Stock to be issued to the stockholders of Loyola in the Merger (the "Registration Statement") will not, at the time such Registration Statement becomes effective, contain any untrue statement of a Material fact or omit to state any Material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the proxy statement to be filed with the SEC by Loyola under the Securities Exchange Act and distributed in connection with Loyola's meeting of its stockholders to vote upon this Agreement (as amended or supplemented from time to time, the "Proxy Statement", and together with the prospectus included in the Registration Statement, as amended or supplemented from time to time, the "Proxy Statement/Prospectus") will not, at the time the Proxy Statement/Prospectus is mailed and at the time of the Loyola Meeting (as defined in Section 4.9), contain any untrue statement of a Material fact or omit to state any Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     2.22. ENVIRONMENTAL MATTERS.

     (a) For purposes of this Section 2.22, the following terms shall have the indicated meaning:

     "Branch Property" means all real property presently owned or operated by Loyola and each of its Subsidiaries on which branches or facilities are located.

     "Environmental Law" means (i) any applicable federal, state or local statute, law, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, directive, requirement or agreement with any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign ("Governmental Entity") now existing, relating to the use, storage, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, each as amended, or (ii) any common law that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

     "Hazardous Substance" means any substance, whether liquid, solid or gas, listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, under any applicable Environmental Law, whether by type or by quantity. Hazardous Substance includes, without limitation, (i) any "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation and Liability Act, as amended, and (ii) any "hazardous waste" as defined in the Resource Conservation and Recovery Act, as amended.

     (b) To the knowledge of Loyola, except as disclosed on Schedule 2.22 or as would not individually or in the aggregate have a Material Adverse Effect on Loyola;

          (i) each of Loyola and its Subsidiaries is and has been in substantial compliance with all applicable Environmental Law;

          (ii) neither Loyola nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any Governmental Entity or any third party indicating that Loyola or any Subsidiary may be in violation of, or liable under, any Environmental Law;

          (iii) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigation or proceedings pending or threatened against Loyola or any Subsidiary alleging that they may be in violation of, or liable under, any Environmental Law;

          (iv) no reports have been filed, or are required to be filed with any Governmental Entity, by Loyola or any of its Subsidiaries concerning the release of any Hazardous Substance or the violation or any Environmental Law on or at the Branch Property; and

          (v) there are no underground storage tanks on, in or under any of the Branch Property and no underground storage tanks have been closed or removed from any Branch Property while such Branch Property was owned or operated by Loyola or any of its Subsidiaries.

     (c) There are no permits or licenses required under any Environmental Law in respect of the Branch Property presently operated by Loyola or any of its Subsidiaries that the absence of which could, individually or in the aggregate, have a Material Adverse Effect.

     (d) Schedule 2.22 contains copies of all documentation representing Loyola's environmental policies and procedures (including environmental policies and procedures applicable to land loans, land acquisition and development loans, commercial construction loans and commercial permanent mortgage loans). Land loans and land acquisition and development loans made to real estate joint ventures of Loyola and its Subsidiaries are among the land loans and land acquisition and development loans covered by such policies and procedures. Loyola has operated and conducted its business and operations (including specifically the making of land loans, land acquisition and development loans, commercial construction loans and commercial permanent mortgage loans) in substantial compliance with all such policies and procedures since their adoption on March 16, 1993 except where the failure to so operate or conduct such business would not, individually or in the aggregate, have a Material Adverse Effect.

     2.23. MATERIAL CONTRACTS.

     In the case of Crestar and Loyola, respectively, neither it nor any of its Subsidiaries is in default under any Material contract, which default is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. In the case of Crestar and Loyola, respectively, neither it nor any of its Subsidiaries is a party to or is bound by any agreement or subject to or bound by any judgment, decree, order, writ or injunction that places any Material restriction on the ability of it or any of its Subsidiaries to engage in their respective businesses in accordance with present practices.

     2.24. INSURANCE.

     In the case of Crestar and Loyola, respectively, the assets, properties and operations of it and its Subsidiaries are insured under various policies of general liability and other forms of insurance, including surety and bonding arrangements. Such policies are in amounts and types of coverage which are reasonable in relation to the business and assets of each of them and all premiums due have been paid in full. All such forms of insurance are in full force and effect in accordance with their terms, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder, in each such case, except which would not have a Material Adverse Effect. To the knowledge of Crestar and Loyola, respectively, there has been no failure to give any notice or to present any Material claim under any insurance arrangement in due and timely fashion.

     2.25. LOANS; ALLOWANCE FOR CREDIT LOSSES.

     (a) Each loan outstanding on the books of Loyola is reflected correctly in all Material respects by the loan documentation, was made in the ordinary course of business, was to the knowledge of Loyola not uncollectible at the time it was made, and in all Material respects was made in accordance with Loyola's standard loan policies. The records of Loyola regarding all loans outstanding on its books are accurate in all Material respects. Except as identified on Schedule 2.25, no loan in excess of $1,000,000 has been classified as of the date hereof by Loyola or regulatory examiners as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss." Except as identified on Schedule 2.25, each loan reflected as an asset on Loyola's balance sheets is, to the knowledge of Loyola, the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditor's rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect. The allowance for credit losses included in the consolidated financial statements of Loyola included in Loyola's December 31, 1994 Form 10-K was determined in accordance with GAAP to be adequate to provide for losses relating to or inherent in the loan and lease portfolios of, and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by, Loyola and its Subsidiaries. Loyola has disclosed to Crestar in writing prior to the date hereof the aggregate amounts as of a recent date of all loans, losses, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of Loyola and its Subsidiaries that have been classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans" or words of similar import, and Loyola shall promptly on a periodic basis inform Crestar of any such classification arrived at any time after the date hereof. The real property classified by Loyola and each of its Subsidiaries as other real estate owned ("OREO") included in non-performing assets is carried net of reserves at the lower of cost or market value based on independent appraisals.

     (b) The allowance for credit losses included in the consolidated financial statements of Crestar included in Crestar's December 31, 1994 Form 10-K was determined in accordance with GAAP to be adequate to provide for losses relating to or inherent in the loan and lease portfolios of, and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by, Crestar and its Subsidiaries. The OREO included in nonperforming assets is carried net of reserves at the lower of cost or market value based on independent appraisals.

     2.26. BUSINESS COMBINATION STATUTE, ETC.

     Loyola has taken all action necessary to exempt transactions with Crestar and its affiliates from the operation of the Maryland "business combination" statute at Sections 3-601 ET SEQ. of the MGCL and the Maryland "control share" statute at Sections 3-701 ET SEQ. of the MGCL.

     2.27. NO. DISSENTERS' RIGHTS.

     Stockholders of Loyola who vote against the Merger will not have dissenters' rights to receive cash for their shares under Sections 3-201 ET SEQ. of the MGCL.

     2.28. LOAN SERVICING RIGHTS.

     The Loan Servicing Rights (as defined in Section 8.1) relating to the Serviced Mortgaged Loans (as defined in Section 8.1) described on Schedule 2.28 are valid and binding rights and obligations of Loyola or its Subsidiaries, as the case may be and, to the knowledge of Loyola, all of the other parties thereto, are in full force and effect and are enforceable in accordance with their terms, except as may be limited by matters relating to bankruptcy and insolvency. Except as set forth on Schedule 2.28, to the knowledge of Loyola, there is no default or claim of default by any party under, or any third party having an interest in, any such servicing agreement, and there is no pending or, to the knowledge of Loyola, threatened cancellation of any servicing agreement relating to any Serviced Mortgage Loan referred to on Schedule 2.28.

                                   ARTICLE 3
                          CONDITIONS TO EFFECTIVENESS

     This Agreement shall be effective upon execution by each of the parties hereto and satisfaction of the following conditions:

     3.1. STOCK OPTION AGREEMENT.

     Crestar and Loyola shall each have executed and delivered the Stock Option Agreement in the form of Schedule 3.1.

     3.2. AFFILIATE AGREEMENTS.

     (a) Loyola has identified to Crestar on Schedule 3.2 hereof all persons who were, as of the date hereof, directors or executive officers of Loyola or any Subsidiary representing 25% or more of the consolidated assets of Loyola (the "Affiliates").

     (b) Loyola has delivered a written letter agreement of Affiliates in form and substance satisfactory to each of Loyola and Crestar from each person who is identified as a possible Affiliate pursuant to clause (a) above. The written letter agreements provide that each signatory thereto acknowledges and agrees to support and vote the shares of Loyola Common Stock beneficially owned by them to ratify and confirm this Agreement and the Merger. Such letter agreements also provide that each signatory thereto acknowledges and agrees, beginning 30 days prior to the Effective Date, that he will not sell, pledge, transfer or otherwise dispose of shares of Loyola Common Stock or Crestar capital stock except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Crestar and Loyola have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. If the Merger will qualify for pooling-of-interests accounting treatment, shares of Crestar Common Stock issued to Affiliates in exchange for shares of Loyola Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Crestar and Loyola have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such Affiliate has provided the written letter agreement referred to in this Section 3.2(b) (and Crestar shall be entitled to place restrictive legends upon certificates for shares of Crestar Common Stock issued to Affiliates pursuant to this Agreement to enforce the provisions of this Section 3.2(b)).

                                   ARTICLE 4
                           COVENANTS PRIOR TO CLOSING

     4.1. ACCESS TO INFORMATION; NOTICE OF CHANGES; CONFIDENTIALITY.

     (a) During the period commencing on the date hereof and ending on the Closing Date, each of the parties shall (and shall cause each of its Subsidiaries to) upon reasonable notice, afford the other parties, and their respective counsel, accountants, officers and employees and other authorized representatives, reasonable access during normal business hours to the properties, books, personnel, records, tax returns, work papers of independent auditors of such party and its Subsidiaries in order that they may have the opportunity to make such investigations as they shall desire of the affairs of such party and its Subsidiaries; such investigation shall not, however, affect or be deemed to modify the representations and warranties made by such party in this Agreement.

     (b) During the period commencing on the date hereof and ending on the Closing Date, each party shall promptly notify the other parties hereto in writing of any and all occurrences which, if they had occurred prior to execution of this Agreement, would have caused the representations and warranties of such party contained in Article 2 and the Schedules delivered in conjunction therewith to be incorrect in any Material respect.

     (c) Crestar acknowledges that information received by it concerning Loyola and its Subsidiaries and their operations is subject to the Confidentiality Agreement dated February 22, 1995 between Crestar and Loyola. Without limiting the foregoing, each party will not, and will cause its representatives not to, use any information obtained pursuant to this Section 4.1 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 4.1 unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains, or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same.

     4.2. CONDUCT OF THE BUSINESS OF LOYOLA PENDING THE CLOSING DATE.

     Loyola agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by Crestar, during the period from the date hereof to the Effective Time:

     (a) Loyola will and will cause each of its Subsidiaries to conduct their respective operations only in the ordinary course of business consistent with past practice (subject, in any event, to the provisions of paragraph (c) below) and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them.

     (b) Loyola shall not, and shall not permit any of its Subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any Material respect the ability of Crestar or Loyola to obtain any necessary approvals, consents or waivers of any Governmental Entity or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

     (c) Loyola will not and will not permit any of its Subsidiaries to:

          (i) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loan or advance;

          (ii) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend on Loyola Common Stock other than the regular quarterly cash dividend not exceeding $0.12 per share of Loyola Common Stock; provided that for dividends paid after September 30, 1995, the record date for each Loyola dividend shall be the same as Crestar's record date for its dividend for the same quarter in which the Loyola dividend is paid with the result that with respect to their shares of Loyola Common Stock the stockholders of Loyola will be entitled to receive either a Loyola or Crestar regular dividend for each fiscal quarter prior to the Effective Time; or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights, or convert any options into stock appreciation rights, or grant any Person any right to acquire any shares of its capital stock, except for dividends paid by any of the wholly-owned Subsidiaries of Loyola to Loyola or any of its wholly-owned Subsidiaries; or issue any additional shares of capital stock except pursuant to the exercise of stock options outstanding as of the date hereof which were granted under Loyola's 1986 Stock Option Plan, as amended;

          (iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its Material properties or assets to any Person other than a direct or indirect wholly-owned Subsidiary of Loyola, or cancel, release or assign any Material indebtedness of any Person or any claims held by any Person, except pursuant to contracts or agreements in force at the date of this Agreement;

          (iv) other than portfolio investments in the ordinary course of business consistent with past practice, make any Material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person other than a wholly-owned Subsidiary of Loyola;

          (v) enter into or terminate any Material contract or agreement, or make any change in any of its Material leases or contracts, other than renewals of contracts and leases without Material adverse changes of terms;

          (vi) except as permitted under the current year's budget, increase in any manner the compensation or fringe benefits of its "employees" (which term for purposes of this paragraph (vi) includes employees, former employees, directors and former directors) or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend, modify or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee (except it may continue supplemental retirement benefits to former employees listed on
     Schedule 4.2), or (except as required by law, by Bank Regulators or by
     Section 6.3) adopt, amend or modify any bonus (except that it may compute 1995 benefits under its incentive bonus program without regard to expenses incurred in connection with the transactions contemplated under this Agreement or to actions taken at the request of Crestar under Section 4.13 and that it may pay its 1995 incentive bonus if the Merger occurs in 1995 and the other conditions to payment are met), profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds, employee stock ownership, consulting, severance or fringe benefit plan, formal, informal, written or oral, or other arrangements for the benefit or welfare of any employee or voluntarily accelerate the vesting of any stock options or other stock-based compensation, provided that extensions of employment agreements in existence on the date hereof and listed on Schedule 6.3 pursuant to the terms thereof shall be deemed to be made in the ordinary course of business consistent with past practice except that it may take any such action as provided in Section 6.3;

          (vii) modify in any Material respect the manner in which it and its Subsidiaries have heretofore conducted or accounted for their business;

          (viii) except as contemplated by this Agreement, amend its Articles of Incorporation or its By-Laws;

          (ix) agree to, or make any commitment to, take any of the actions prohibited by this Section 4.2;

          (x) except if as a result of death, disability or other inability to serve, elect or appoint any new director or officer of Loyola or any of its Subsidiaries, provided that the appointment of an officer to another office of Loyola or any of its Subsidiaries shall not be deemed to be the appointment of a new officer; or

          (xi) acquire an insurance policy or enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional premium payment obligation of $50,000 or more.

     4.3. CONDUCT OF THE BUSINESS OF CRESTAR PENDING THE CLOSING DATE.

     Crestar agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by Loyola, during the period from the date hereof to the Effective Time:

     (a) Crestar will and will cause each of its Subsidiaries to conduct their respective operations only in the ordinary course of business consistent with past practice and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them.

     (b) Crestar shall not, and shall not permit any of its Subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any Material respect the ability of Crestar or Loyola to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

     4.4. NO SOLICITAION OF OTHER OFFERS.

     Loyola agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors and employees shall, and Loyola shall direct and use its best efforts to cause its agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, take any action to solicit or initiate any inquiries or the making of any offer or proposal (including without limitation any proposal to stockholders of Loyola) with respect to a merger, consolidation, business combination, liquidation, reorganization, sale or other disposition of any significant portion of assets, sale of shares of capital stock, or similar transactions involving Loyola or any Subsidiary of Loyola (any such inquiry, offer or proposal, an "Acquisition Proposal"), or, except as may be legally required for the discharge by the board of directors of its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal. As of the time hereof, Loyola is not engaged in any negotiations or discussions relating to an Acquisition Proposal. Loyola shall promptly notify Crestar orally and in writing of any Acquisition Proposal or any inquiries with respect thereto, such written notification to include the identity of the Person making such inquiry or Acquisition Proposal and such other information with respect thereto as is reasonably necessary to apprise Crestar of the Material terms of such Acquisition Proposal. Loyola shall give Crestar contemporaneous written notice upon engaging in discussions or negotiations with, or providing any information regarding Loyola to, any such person regarding an Acquisition Proposal.

     4.5. CERTAIN FILINGS, CONSENTS AND ARRANGEMENTS.

     Crestar and Loyola shall (a) as soon as practicable make any filings and applications required to be filed in order to obtain all approvals, consents and waivers of Governmental Entities necessary or appropriate for the consummation of the transactions contemplated hereby (including without limitation all applications for required approvals as set forth in Section 5.1(c)), (b) cooperate with one another (i) in promptly determining what filings are required to be made and what approvals, consents or waivers are required to be obtained under any relevant federal, state or foreign law or regulation, and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers, and (c) deliver to the other copies of the publicly available portions of all such filings and applications promptly after they are filed.

     4.6. BEST EFFORTS.

     Crestar and Loyola each will (i) use its best efforts to take all action necessary to render accurate as of the Closing Date the representations and warranties of it contained herein, and (ii) use its best efforts to perform or cause to be satisfied each covenant or condition to be performed or satisfied by it as contemplated by this Agreement.

     4.7. PUBLICITY.

     The initial press release announcing this Agreement shall be a joint press release and thereafter Loyola and Crestar shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any Governmental Entity or with any national securities exchange with respect thereto.

     4.8. PROXY; REGISTRATION STATEMENT.

     As soon as practicable after the date hereof, Crestar and Loyola shall cooperate with each other to prepare the Proxy Statement, file it with the SEC, respond to comments of the Staff of the SEC, clear the Proxy Statement with the Staff of the SEC and thereafter and after the effectiveness of the Registration Statement mail the Proxy Statement to all holders of record (as of the applicable record date) of shares of Loyola Common Stock. Crestar shall promptly prepare the Registration Statement and file it with the SEC and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of such Registration Statement. Crestar shall also take any action required to be taken under state securities or "Blue Sky" laws in connection with the issuance of Crestar Common Stock pursuant to the Merger and Loyola shall furnish Crestar all information concerning Loyola and the holders of its capital stock and shall take any action as Crestar may reasonably request in connection with any such action.

     4.9. STOCKHOLDERS' MEETING.

     Loyola shall take all action necessary, in accordance with applicable law and its Charter and By-Laws, to convene a meeting of the holders of Loyola Common Stock (the "Loyola Meeting") as promptly as practicable for the purpose of considering and taking action required by this Agreement. Except to the extent legally required for the discharge by the board of directors of its fiduciary duties, the board of directors of Loyola shall recommend that the holders of Loyola Common Stock vote in favor of and approve the Merger at the Loyola Meeting.

     4.10. CRESTAR.

     Crestar shall take all steps necessary such that Crestar shall exist at the Closing Date as a Virginia corporation, into which Loyola may merge under applicable law; and prior to the Closing Date take all corporate action to approve of and authorize the consummation of the Merger and the other transactions contemplated by this Agreement.

     4.11. ADDITIONAL AGREEMENTS.

     Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities and third parties, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities or "Blue Sky" laws) and obtaining any required contractual consents and regulatory approvals.

     4.12. LISTING.

     Crestar shall use its best efforts to list on the New York Stock Exchange upon official notice of issuance Crestar Common Stock to be issued in the Merger.

     4.13. MERGER.

     (a) Loyola shall, and shall cause its officers, directors and employees to, cooperate with and assist Crestar in the formulation of a plan or plans of integration for the Merger of Loyola into Crestar. Customer notification and direct contact by Crestar with customers of Loyola will commence 30 days prior to the Closing Date.

     (b) Notwithstanding that to the knowledge of Loyola it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Loyola recognizes that Crestar has adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). To formulate the plan or plans of integration for the Merger, Loyola and Crestar shall consult and cooperate with each other with respect to (i) conforming, as specified in a written notice from Crestar to Loyola, based upon such consultation, Loyola's loan, accrual and reserve policies to those policies of Crestar to the extent appropriate, (ii) new extensions of credit or Material revisions to existing terms of credits by Loyola in each case where the aggregate exposure exceeds $1 million, and (iii) conforming, as specified in a written notice from Crestar to Loyola, based upon such consultation, the composition of the investment portfolio and overall asset/liability management position of Loyola to the extent appropriate and reasonable.

     (c) To formulate the plan or plans of integration for the Merger, Loyola and Crestar shall consult and cooperate with each other with respect to determining, as specified in a written notice from Crestar to Loyola, based upon such consultation, appropriate accruals, reserves and charges to establish and take in respect of excess facilities and equipment capacity, severance and other benefit costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments taking into account Crestar's plan or plans of integration and the Merger.

     (d) Loyola and Crestar shall consult and cooperate with each other with respect to determining, as specified in a written notice from Crestar to Loyola, based upon such consultation, the amount and the timing for recognizing for financial accounting purposes the expense of the Merger and the restructuring charges related to or to be incurred in connection with the Merger.

     (e) At the request of Crestar, Loyola shall, prior to the Effective Time, use its best efforts to establish and take such reserves and accruals as Crestar shall request to conform, on a mutually satisfactory basis, Loyola's loan, accrual and reserve policies to Crestar's policies, shall establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance and other benefit costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger, including the expense for any tax liabilities with respect to the anticipated recapture of the bad debt reserves established by Loyola or any of its Subsidiaries for federal income tax purposes (and state income tax purposes, if applicable) to the extent not otherwise recorded; provided, however, that (i) Loyola shall not be obligated to take any such action pursuant to this paragraph (e) unless and until Crestar specifies its request in a writing delivered by Crestar to Loyola, and acknowledges that all conditions to its obligations to consummate the Merger set forth in Sections
5.1 and 5.2 have been satisfied or waived (if waivable) by Crestar, (ii) Loyola acknowledges that the conditions to its obligation to consummate the Merger set forth in Sections 5.1 and 5.3 have been satisfied or waived (if waivable) by Loyola, (iii) Loyola shall not be required to take any such action that impairs its regulatory capital below regulatory guidelines, that is inconsistent with any formal or informal undertaking by Loyola to any Bank Regulator that has been disclosed in writing to Crestar prior to the date hereof or is inconsistent with any bank regulatory requirement applicable to Loyola, and (iv) Loyola shall not be required to take any such action that is not consistent with GAAP. Loyola's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any action undertaken on account of this Section 4.13.

     (f) Loyola shall give notice of an intent to terminate the data processing agreement of Loyola on the date hereof, and Loyola and Crestar shall consult and cooperate with each other with respect to termination of the data processing agreement of Loyola, the renewals of Material contracts and leases of Loyola and employee benefit matters.

     4.14. BRANCH CLOSING LAW.

     Crestar expects to close and relocate the business of certain Loyola branches in connection with the Merger. If any of these closings/relocations do not constitute "relocations" as that term is defined in the Joint Policy Statement of September 2, 1993 Concerning Branch Closings issued by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, and instead are considered branch closings for purposes of Section 42 of the Federal Deposit Insurance Act and after receipt of all required approvals of the Merger from Bank Regulators, Loyola will take all necessary action under Section 42 and the regulations promulgated thereunder by notifying customers and otherwise complying with the branch closing law and regulations.

                                   ARTICLE 5
                         CONDITIONS PRECEDENT TO MERGER

     5.1. CONDITIONS PRECEDENT TO OBLIGATIONS OF ALL PARTIES.

     The respective obligations of Crestar and Loyola to effect the Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Effective Time of each of the following conditions:

     (A) LOYOLA STOCKHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of Loyola in accordance with applicable law.

     (B) CRESTAR EXISTENCE. Crestar shall validly exist as a Virginia corporation in good standing under the laws of the Commonwealth of Virginia.

     (C) REGULATORY APPROVAL. Crestar shall have procured the required approval, consent, waiver or other administrative action with respect to this Agreement and the transactions contemplated hereby (i) by the Office of Thrift Supervision under the Savings and Loan Holding Company Act, (ii) by the State Corporation Commission of Virginia, and (iii) by the Federal Reserve Board and under the Bank Holding Company Act of 1956, and all applicable statutory waiting periods shall have expired; and the parties shall have procured all other regulatory approvals, consents, waiver or administrative actions of Governmental Entities or other Person that are necessary or appropriate to the consummation of the transactions contemplated by this Agreement; provided, however, that no approval, consent, waiver or administrative action referred to in this Section 5.1(c) shall be deemed to have been received if it shall include any condition or requirement that would (i) result in a Material Adverse Effect on Crestar or Loyola or (ii) so Materially and adversely affect the economic or business benefits of the Merger that Crestar, in the sole judgment of Crestar, would not have entered into this Agreement had such conditions or requirements been known at the date hereof;

     (D) OTHER LEGAL REQUIREMENTS. All other requirements prescribed by law which are necessary to the consummation of the transactions contemplated by this Agreement shall have been satisfied.

     (E) INJUNCTION; LEGAL PROCEEDINGS. No preliminary or permanent injunction or other order shall have been issued by any court or by any Governmental Entity which prohibits the consummation of the Merger and the transactions contemplated by this Agreement and which is in effect at the Effective Time; and no litigation or proceeding shall be pending against Crestar or Loyola or any of their Subsidiaries brought by any Governmental Entity seeking to prevent consummation of the transactions contemplated hereby.

     (F) STATUTES. No statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity which prohibits the consummation of the Merger.

     (G) REGISTRATION STATEMENT. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     (H) TAX OPINION. Crestar and Loyola each shall have received the opinion of Piper & Marbury L.L.P., counsel to Loyola, and the opinion of Hunton & Williams, counsel to Crestar, each dated as of the Effective Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and that, accordingly, for federal income tax purposes: (i) no gain or loss will be recognized by Crestar or Loyola as a result of the Merger; (ii) no gain or loss will be recognized by the stockholders of Loyola on the exchange of their shares of Loyola Common Stock for shares of Crestar Common Stock (including any fractional share interest) pursuant to the Merger; (iii) the tax basis of the shares of Crestar Common Stock (including any fractional share interest) received in the Merger will be the same as the tax basis of the shares of Loyola Common Stock surrendered in exchange therefor ; (iv) the holding period of the shares of Crestar Common Stock (including any fractional share interest) received in the Merger will include the period during which the shares of Loyola Common Stock surrendered in exchange therefor were held, provided such shares of Loyola Common Stock were held as capital assets at the Effective Time; and (v) the receipt of cash in lieu of a fractional share of Crestar Common Stock will be treated as full payment in exchange for such fractional share pursuant to Section 302(a) of the Code, as if such fractional share had been issued and then redeemed for the cash. In addition, if requested by Crestar, such opinions shall further opine substantially to the effect that, if Loyola Federal Savings Bank ("Loyola FSB") is to be merged into Crestar Bank MD or its successor after the Merger, such subsequent merger will be treated as a reorganization within the meaning of
Section 368(a)(1)(A) of the Code and that, accordingly, for federal income tax purposes no gain or loss will be recognized by Crestar, Crestar Bank MD, or Loyola FSB as a result of such subsequent merger (but amounts may be required to be included in income as a result of the termination of any bad-debt reserve maintained by Loyola FSB for federal income tax purposes and other possible required changes in tax accounting methods). In rendering their opinions, such counsel may rely upon representations contained in certificates of officers of Crestar, Loyola and others. Crestar and Loyola shall cooperate with each other and with such counsel, and shall provide such certificates as may be reasonably requested by such counsel, to obtain such opinions.

     5.2 CONDITIONS PRECEDENT TO OBLIGATIONS OF CRESTAR.

     The obligations of Crestar to effect the Merger are also subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

     (A) ACCURACY OF REPRESENTATIONS AND WARRANTIES. All representations and warranties of Loyola contained herein shall be true and correct in all Material respects as of the date hereof and at and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date.

     (B) LOYOLA'S PERFORMANCE. Loyola shall have performed in all Material respects all obligations and agreements, and complied in all Material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to the Closing Date, as set forth in Article 4 and elsewhere herein.

     (C) OFFICERS' CERTIFICATE. Crestar shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Loyola, dated the Closing Date, certifying as to the matters set forth in subparagraphs 5.2(a) and (b).

     (D) OPINION OF COUNSEL. Crestar shall have received an opinion in form and substance satisfactory to Crestar dated the Closing Date, of Piper & Marbury L.L.P. covering the matters set forth in Sections 2.2, 2.5, 2.7 and 2.8, subject to reasonable and customary exceptions and qualifications.

     (E) STATE SECURITIES OR "BLUE SKY" LAWS. Crestar shall have received permits and other authorizations necessary under all state securities or "Blue Sky" laws to consummate the transactions contemplated hereby.

     (F) ACCOUNTING TREATMENT. Crestar shall have received a letter in form and substance satisfactory to Crestar dated the Effective Date from KPMG Peat Marwick LLP to the effect that the Merger can be accounted for as a pooling-of-interests.

     5.3. CONDITIONS PRECEDENT TO OBLIGATIONS OF LOYOLA. The obligations of Loyola to effect the Merger are also subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

     (A) ACCURACY OF REPRESENTATIONS AND WARRANTIES. All representations and warranties of Crestar contained herein shall be true and correct in all Material respects as of the date hereof and at and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date.

     (B) CRESTAR'S PERFORMANCE. Crestar shall have performed in all Material respects all obligations and agreements, and complied in all Material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to the Closing Date, as set forth in Article 4 and elsewhere herein.

     (C) OFFICER'S CERTIFICATE. Loyola shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Crestar, dated the Closing Date, certifying as to the matters set forth in subparagraphs 5.3(a) and (b).

     (D) OPINION OF COUNSEL. Loyola shall have received an opinion in form and substance satisfactory to Loyola, dated the Closing Date, of Hunton & Williams covering the matters set forth in Section 2.1, 2.5, 2.7 and 2.8, subject to reasonable and customary exceptions and qualifications.

     (E) STOCK LISTING. Crestar Common Stock to be issued in the Merger has been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

                                   ARTICLE 6
                                   COVENANTS

     6.1. TAX-FREE REORGANIZATION TREATMENT.

     Neither Crestar nor Loyola shall take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code.

     6.2. EMPLOYEE MATTERS.

     (a) Crestar intends to establish a Baltimore region with a separate management team and an advisory board of directors.

     (b) Crestar will interview current senior management employees of Loyola and its Subsidiaries for available positions in the Baltimore region. Crestar will undertake to use its best efforts to continue employment of all branch personnel of Loyola and its Subsidiaries who meet Crestar's employment qualification requirements, either at existing offices of Loyola and its Subsidiaries or at offices of Crestar or its Subsidiaries, in each case, within reasonable commuting distance. Non-branch personnel of Loyola and its Subsidiaries not offered employment will be interviewed prior to the Effective Time of the Merger for open positions within offices of Crestar or its Subsidiaries. During the pendency of the Merger, but in no instance later than two months prior to the Effective Date, Crestar and its Subsidiaries will invoke a hiring freeze in the Baltimore-Washington Metropolitan Area (excluding employees of any financial institution in such areas acquired by Crestar prior to the Effective Time) with a view towards filling vacant positions with employees of Loyola and its Subsidiaries not previously offered employment by Crestar or its Subsidiaries. Notwithstanding the hiring freeze, Crestar reserves the right to fill jobs which it characterizes as "immediately must fill" with persons other than employees of Loyola or its Subsidiaries.

     (c) Employees of Loyola as of the Effective Time who are not offered comparable employment by Crestar or its Subsidiaries (the acceptance of a position with Crestar or one of its banking Subsidiaries shall establish that such position is comparable), other than those who are covered by employment agreements or individual severance arrangements (who are terminated and paid in accordance with such respective employment agreements or individual severance arrangements), will be paid severance pay equal to one week's base pay for each year of service with Loyola up to a maximum of 20 years service and two weeks' base pay for each year of service with Loyola in excess of 20 years service. Employees of Loyola as of the Effective Time who are not offered comparable employment by Crestar or its Subsidiaries, will be offered outplacement counseling.

     6.3. EMPLOYEE BENEFITS.

     (a) As of the Effective Time, Crestar hereby unconditionally agrees to, and agrees to cause each of its Subsidiaries with respect to which such Subsidiary is an employer of a Contract Employee (as defined below) to, honor, without modification (except in accordance with the terms of such contract, agreement or commitment), offset or counterclaim (except with the consent of the Contract Employee), all contracts, agreements and commitments of Loyola or any of its Subsidiaries authorized by Loyola or any of its Subsidiaries prior to the date of this Agreement which apply to any current or former employee or current or former director of Loyola or any of its Subsidiaries, all of which contracts, agreements and commitments to or with employees are listed on Schedule 6.3, which have been entered into or authorized prior to the date hereof (the "Contract Employees"), supplemental retirement benefits listed on Schedule 6.3(c), and the Supplemental Executive Retirement Plan. In accordance with the terms of such contracts, agreements and commitments, Crestar hereby assumes, subject to the consummation of the Merger, all of Loyola's and its Subsidiaries' obligations under such contracts, agreements and commitments. With respect to each Contract Employee, Crestar expressly agrees that in the event of any dispute under such employee's contract or under the terms of this Section 6.3, Crestar shall pay all reasonable fees and disbursements of such employee's counsel in connection with all matters as to which such employee is the prevailing party.

     (b) All employees of Loyola or its Subsidiaries immediately prior to the Effective Time of the Merger who are employed by Crestar or its Subsidiaries immediately following the Effective Time ("Transferred Employees") will be covered by Crestar's employee benefit plans as to which they are eligible based on their length of service with Loyola, compensation, job classification, position and, where variations are required by local circumstances, location, including, where applicable, any incentive compensation plan. Notwithstanding the foregoing, Crestar may determine to continue any of the Benefit Plans for Transferred Employees in lieu of offering participation in Crestar's benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any such Benefit Plans, or to merge any such Benefit Plans with Crestar's benefit plans. Except as prohibited by law, Transferred Employees' service with Loyola and its Subsidiaries which is recognized by the applicable Benefit Plan at the Effective Time shall be recognized as service with Crestar for purposes of eligibility to participate (including level of participation but not for purposes of benefit accrual) and vesting, if applicable, under the corresponding Crestar benefit plan, if any, subject to applicable break-in-service rules, provided, however, that such service with Loyola and its Subsidiaries shall not be recognized for purposes of determining a Transferred Employee's eligibility for retiree medical and life insurance benefits under Crestar's benefit plans unless such Transferred Employee completes twelve months of continuous service with Crestar or its Subsidiaries immediately following the Effective Time and provided further that retiree medical shall be available only under Crestar's defined dollar retiree health plan.

     (c) Crestar agrees that any preexisting condition, limitation or exclusion in its health plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Loyola or its Subsidiaries at the Effective Time and who then change that coverage to Crestar's medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in Crestar's health plans.

     (d) Crestar agrees that immediately following the Effective Time, all participants who then have accounts in the 401(k) profit sharing plan maintained by Loyola (the "401(k) Plan") shall be fully vested in their account balances. Crestar, at its election, may continue the 401(k) Plan for the benefit of Transferred Employees (as such plan may be amended as of the Effective Time to provide current contributions and eligibility provisions identical to those under Crestar's Employees' Thrift and Profit Sharing Plan (the "Thrift Plan")), may merge the 401(k) Plan into the Thrift Plan or any other defined contribution plan maintained by Crestar, may cease additional benefit accruals under and contributions to the 401(k) Plan and continue to hold the assets of such Plan until they are distributable in accordance with its terms or may terminate the 401(k) Plan as permitted under applicable provisions of the Code. In the event of a merger of the 401(k) Plan into the Thrift Plan or other defined contribution plan maintained by Crestar or other transfers of a Transferred Employee to the Thrift Plan or other defined contribution plan, the Thrift Plan or other defined contribution plan will recognize for purposes of eligibility to participate, early retirement, and vesting, all Transferred Employees' service which is recognized under the 401(k) Plan, subject to applicable break-in-service rules. Loyola and its Subsidiaries agree to cooperate with Crestar in implementing any decision under this subsection (d) with respect to the 401(k) Plan.

     (e) The Retirement Plan for Employees of Crestar Financial Corporation and Affiliated Corporations (the "Crestar Retirement Plan") will recognize for purposes of eligibility to participate, vesting, and eligibility for early retirement (including early retirement under the "rule of 85"), but not for benefit accrual purposes, all Transferred Employees' service which is recognized under the Pension Plan of Loyola Federal Savings Bank (the "Loyola Pension Plan"), subject to applicable break-in-service rules. Crestar, at its option, may continue the Loyola Pension Plan and pay out or annuitize benefits, or may merge the Loyola Pension Plan into the Crestar Retirement Plan. If the Loyola Pension Plan is terminated, or if accruals are suspended or the Loyola Pension Plan is merged into the Crestar Retirement Plan, or in the event of other transfers of a Transferred Employee to the Crestar Retirement Plan, each Transferred Employee who becomes a participant in the Crestar Retirement Plan shall begin to accrue benefits under the Crestar Retirement Plan on and after the date of such merger, suspension, termination or transfer in accordance with the terms of the Crestar Retirement Plan.

     (f) Loyola shall amend the vacation plan or policy applicable to employees of Loyola and its Subsidiaries, effective no later than January 1, 1996, to provide identical benefits and accrual of vacation in accordance with Crestar's vacation policy. Effective no later than January 1, 1996, Loyola shall amend the cafeteria plan covering employees of Loyola and its Subsidiaries to (i) eliminate the payment of cash or other compensation or benefits to an employee who waives medical, dental or vision benefits and (ii) eliminate any provision allowing the surrender or cancellation of vacation in lieu of additional cash or other compensation or benefits. Loyola shall not adopt, or amend the cafeteria plan covering employees of Loyola or its Subsidiaries to provide, health care flexible spending accounts.

     6.4. INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

     (a) From and after the Effective Time, Crestar agrees to indemnify and hold harmless each present and former director and officer of Loyola or its Subsidiaries (the "Indemnified Parties"), against any and all costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties, settlements, losses, claims, damages or liabilities incurred in connection with any and all claims, actions, suits, proceedings or investigations, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters arising out of or in connection with such party's position as, or actions taken as, a director or officer of Loyola or a Subsidiary (collectively, "Claims"), at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by applicable law (and also advance expenses incurred to the fullest extent permitted by Maryland law and Loyola's Charter and By-Laws); provided, however, that Crestar's obligation to provide such indemnification shall not apply to any Material litigation, proceeding or controversy required to be disclosed on
Schedule 2.12B that is not disclosed on Schedule 2.12B, nor to Claims asserted or claimed more than six years after the Effective Time. Crestar shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     (b) Any Indemnified Party wishing to claim indemnification under Section 6.4(a), upon learning of any such claim, action, suit, proceeding or investigation, shall within 30 days thereof notify Crestar thereof, but the failure to so notify shall not relieve Crestar of any liability it may have to such Indemnified Party if such failure does not Materially prejudice Crestar. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time): (i) Crestar shall have the right to assume the defense thereof and Crestar shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Crestar elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Crestar and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Crestar shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; (ii) the Indemnified Parties will cooperate in the defense of any such matter; and (iii) Crestar shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld.

     (c) Subject to Section 6.4(a), for a period of six years after the Effective Time, Crestar shall honor the duties and obligations contained in the Indemnification Agreements identified on Schedule 6.4 hereof which have been entered into between Loyola and its directors, Chief Executive Officer, President, Executive Vice Presidents and Secretary.

     6.5. CRESTAR BALTIMORE, MARYLAND LOCAL ADVISORY BOARD OF DIRECTORS.

     Crestar will offer all members of the board of directors of Loyola a position on Crestar's Baltimore, Maryland local advisory board of directors for a term of at least one year commencing at the Effective Time of the Merger. There will be four meetings during the year. Such persons who agree to serve on the local advisory board will receive a retainer of $8,000 per year and a fee of $3,000 per meeting attended plus non-local travel expenses (or a maximum of $20,000 per annum). Crestar agrees to waive the age limitation for the one-year period.

                                   ARTICLE 7
                                  TERMINATION

     7.1. TERMINATION. This Agreement may be terminated, and the Merger abandoned, prior to the Effective Date, either before or after its approval by the stockholders of Loyola:

     (a) by the mutual consent of Crestar and Loyola, if the board of directors of each so determines by vote of a majority of the members of its entire board;

     (b) by Crestar or Loyola, if its board of directors so determines by vote of a majority of the members of its entire board, in the event of the failure of the stockholders of Loyola to approve this Agreement at the Loyola Meeting called to consider such approval;

     (c) by Crestar or Loyola, if its board of directors so determines by vote of a majority of the members of its entire board, in the event of a Material breach by the other party hereto of any representation, warranty, covenant or agreement contained herein which is not cured or not curable within 60 days after written notice of such breach is given to the party committing such breach by the other party;

     (d) by Crestar or Loyola by written notice to the other party if prior to December 31, 1995 either (i) any approval, consent or waiver of any Governmental Entity required to permit consummation of the transactions contemplated hereby shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order or ruling enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

     (e) by Crestar or Loyola, if its board of directors so determines by vote of a majority of the members of its entire board, in the event that the Merger is not consummated by March 31, 1996, unless the failure to so consummate by such time is due to the breach of any representation, warranty, agreement or covenant contained in this Agreement by the party seeking to terminate; or

     (f) by Loyola if its board of directors so determines by a majority vote of the members of its entire board at any time during the five-day period prior to the fifth day prior to the Closing Date, if the Average Closing Price is less than $40.00, provided, however, that Crestar shall have the option of increasing the consideration to be received by holders of Loyola Common Stock hereunder by adjusting the Exchange Ratio to a number equal to a quotient, the numerator of which is the product of $40.00 times the Exchange Ratio then in effect and the denominator of which is the Average Closing Price. In such case, Crestar shall give prompt written notice to Loyola of such election and of the revised Exchange Ratio, and in such event no termination shall be deemed to have occurred pursuant to this Section 7.1(f), and this Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified) and any references herein to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this
Section 7.1(f).

     7.2. EFFECT OF TERMINATION.

     In the event of the termination of this Agreement by either Crestar or Loyola, as provided above, except as otherwise provided in Section 8.3, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto or their respective officers or directors, except that any such termination shall be without prejudice to the rights of any party hereto arising out of the willful breach of any other party of any covenant or willful misrepresentation contained in this Agreement.

                                   ARTICLE 8
                                 MISCELLANEOUS

     8.1. CERTAIN DEFINITIONS; INTERPRETATION.

     As used in this Agreement, the following terms shall have the meanings indicated:

     "Change of Control" means any of the following events:

           (i) the acquisition by any Person (including a group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act), other than Crestar or any Subsidiary of Crestar, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange
     Act) of 40% or more of the combined voting power of Crestar's then outstanding voting securities;

           (ii) the first purchase of shares of outstanding voting securities of Crestar under a tender offer or exchange offer, other than an offer by Crestar or any Subsidiary of Crestar;

          (iii) individuals who as of the date hereof constitute the Board of Directors of Crestar cease for any reason to constitute at least a majority thereof, unless the election or the nomination for the election by the stockholders of Crestar of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors as of the date hereof; or

           (iv) approval by the stockholders of Crestar of any plan for the liquidation or dissolution of Crestar or for a consolidation or merger of Crestar (A) in which Crestar would not be the continuing or surviving corporation, and pursuant to which shares of the outstanding voting securities of Crestar would be converted into cash, securities or other property, other than a merger of Crestar in which the stockholders of Crestar immediately prior to the merger have the same proportionate ownership of the surviving corporation immediately after the merger, or (B) in which Crestar is the surviving corporation but the stockholders prior to the merger or consolidation will not own 60% or more of the outstanding voting stock of the surviving corporation immediately after such merger or consolidation.

     "Control" shall have the meaning ascribed thereto in the Bank Holding Company Act of 1956, as amended.

     "Loan Servicing File" means the documents, files and other items which pertain to a particular Serviced Mortgage Loan (as defined below) including, but not limited to, the electronic data files, books, records, notes and all additional documents generated as a result of or utilized in originating and or servicing each Serviced Mortgage Loan.

     "Loan Servicing Rights" means, with respect to each Serviced Mortgage Loan, any and all of the following: (i) all rights to service the Serviced Mortgage Loans; (ii) any payments or monies payable for servicing the Serviced Mortgage Loans; (iii) any late fees, assumption fees, penalties or similar payments due and payable with respect to the Serviced Mortgage Loans; (iv) all agreements or documents creating, defining or evidencing any such servicing rights to the extent they are related to such servicing rights and all rights of Loyola or any Subsidiary of Loyola thereunder; (v) escrow payments or other similar payments with respect to the Serviced Mortgage Loans and any amounts actually collected with respect thereto; (vi) all accounts and other rights to payment related to any of the property described in this paragraph; and (vii) possession and use of any and all Loan Servicing Files pertaining to the Serviced Mortgage Loans or pertaining to the past, present or prospective servicing of the Serviced Mortgage Loans.

     "Material" means material to Crestar or Loyola (as the case may be) and its respective Subsidiaries, taken as a whole.

     "Material Adverse Effect," with respect to a Person, means any condition, event, change or occurrence that individually, or in the aggregate with any other condition, event, change or occurrence, is reasonably likely to have a material adverse effect upon (i) the financial condition, business or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person to perform its obligations under, and to consummate the transactions contemplated by, this Agreement; provided, that reduction in Loyola's net income attributable to movements in interest rates shall not by itself constitute a Material Adverse Effect as to Loyola so long as Loyola manages its portfolio gap position in a manner consistent with past practices.

     "Person" includes an individual, corporation, partnership, association, trust or unincorporated organization.

     "Serviced Mortgage Loan" means an individual Serviced Mortgage Loan, the Loan Servicing Rights associated therewith being an asset of Loyola or a Subsidiary of Loyola. Each Serviced Mortgage Loan includes without limitation the Serviced Mortgage Loan file, the monthly payments, principal prepayments, liquidation proceeds, condemnation proceeds, insurance proceeds, OREO disposition proceeds, and all other benefits, rights, proceeds and obligations arising from or in connection with such Serviced Mortgage Loans after the Effective Time.

     "Subsidiary," with respect to a Person, means any other Person controlled by such Person.

     "To the knowledge of Loyola" or "to the knowledge of Crestar" means to the knowledge of each person with the title of Executive Vice President or higher of Crestar or Loyola, respectively, after inquiry of subordinate officers as reasonable in the circumstances.

     When a reference is made in this Agreement to Articles, Sections, or Schedules, such reference shall be to a Section or Article of, or Schedule to, this Agreement unless otherwise indicated. The table of contents, tie sheet and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

     8.2. FEES AND EXPENSES.

     All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall, if incurred by Crestar, be paid by Crestar and shall, if incurred by Loyola, be paid by Loyola.

     8.3. SURVIVAL.

     Only those agreements and covenants of the parties that are applicable in whole or in part after the Effective Time shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of this Agreement and shall not survive the Effective Time. If this Agreement shall be terminated, the agreements of the parties in Sections 4.1(c) and 8.2 shall survive such termination.

     8.4. NOTICES.

     All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person or mailed, certified or registered mail with postage prepaid, or sent by telex, telegram or telecopier, as follows:

                           (a) if to Loyola, to it at:
                               LOYOLA CAPITAL CORPORATION
                               1300 North Charles Street
                               Baltimore, Maryland 21201
                               Attention: Joseph W. Mosmiller, Chairman of the Board and Chief
                               Executive Officer
                               Telecopier: (410) 332-7067

                           with a copy to:

                               Piper & Marbury L.L.P.
                               Charles Center South
                               36 South Charles Street
                               Baltimore, Maryland 21201
                               Attention: James J. Winn, Jr., Esquire
                               Telecopier: (410) 576-5051

                           (b) if to Crestar, to it at:
                               CRESTAR FINANCIAL CORPORATION
                               919 East Main Street
                               Richmond, Virginia 23219
                               Attention: John C. Clark, III, Senior Vice
                               President and
                               General Counsel
                               Telecopier: (804) 782-7244

                           with a copy to:

                               Hunton & Williams
                               951 East Byrd Street
                               Richmond, Virginia 23219
                               Attention: Lathan M. Ewers, Jr.
                               Telecopier: (804) 788-8218

or to such other Person or address as any party shall specify by notice in writing to each of the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery unless if mailed in which case on the third business day after the mailing thereof except for a notice of a change of address, which shall be effective only upon receipt thereof.

     8.5. ENTIRE AGREEMENT.

     This Agreement and the Schedules and other documents referred to herein or delivered pursuant hereto collectively contain the entire understanding of the parties hereto with respect to the subject matter contained herein and supersede all prior and contemporaneous agreements and understandings, oral and written, with respect thereto.

     8.6. BINDING EFFECT; BENEFIT; ASSIGNMENT.

     This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     8.7 WAIVER.

     Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision or by both parties by a writing executed by an executive officer, or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto approved by their respective boards of directors, except that, after the vote by the stockholders of Loyola, no such amendment or modification may be made which reduces or changes the form and amount of consideration payable pursuant to this Agreement without further stockholder approval.

     8.8. FURTHER ACTIONS.

     Each of the parties hereto agrees that, subject to its legal obligations, it will use its best efforts to fulfill all conditions precedent specified herein, to the extent that such conditions are within its control, and to do all things reasonably necessary to consummate the transactions contemplated hereby.

     8.9. COUNTERPARTS.

     This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall he deemed to be one and the same instrument.

     8.10. APPLICABLE LAW.

     This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflict of laws rules thereof, or to the extent applicable, the federal laws of the United States of America.

     8.11. SEVERABILITY.

     If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     IN WITNESS WHEREOF, each of Crestar and Loyola have executed this Agreement as of the date first above written.

                                      CRESTAR FINANCIAL CORPORATION

                                      By:        /s/ Richard G. Tilghman
                                                 Name: Richard G. Tilghman
                                                 Title: Chairman of the Board
                                                        and Chief Executive
                                                        Officer

                                      LOYOLA CAPITAL CORPORATION

                                      By:        /s/ Joseph W. Mosmiller
                                                 Name: Joseph W. Mosmiller
                                                 Title: Chairman of the Board
                                                        and Chief Executive
                                                        Officer
                                      I-27

                                                                    SCHEDULE 1.1

                                 PLAN OF MERGER
                                       OF
                           LOYOLA CAPITAL CORPORATION
                                      INTO
                         CRESTAR FINANCIAL CORPORATION

     SECTION 1. MERGER. Loyola Capital Corporation, a Maryland corporation ("Loyola") shall, upon the later of the time that Articles of Merger are made effective by the Maryland State Department of Assessments and Taxation and the State Corporation Commission of Virginia (the "Effective Time"), be merged (the "Merger") into Crestar Financial Corporation, a Virginia corporation ("Crestar"), which shall be the "Successor Corporation."

     SECTION 2. CONVERSION OF STOCK; EXCHANGE RATIO. At the Effective Time:

          (a) Conversion of Stock. Each share of Crestar Common Stock issued and outstanding immediately prior to the Effective Time shall continue unchanged as an outstanding share of Common Stock of the Successor Corporation.

          Each share of Loyola Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held directly by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive the number of shares of Crestar Common Stock determined in accordance with subparagraph (b). As of the Effective Time, each share of Loyola Common Stock held directly by Crestar (excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto.

          (b) Exchange Ratio. Each share of Loyola Common Stock (other than shares held directly by Crestar, excluding shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be converted into a fraction of a share of Crestar Common Stock, determined in accordance with the Exchange Ratio. The "Exchange Ratio" shall be calculated as follows:

              (i) if the Average Closing Price (as defined below) is between $43.478 and $46.375, the Exchange Ratio shall be 0.690 (the quotient of (A) $32.00 divided by (B) $46.375);

              (ii) if the Average Closing Price is greater than $46.375, the Exchange Ratio shall be the quotient of (A) $32.00 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be less than 0.640; and

             (iii) if the Average Closing Price is less than $43.478, the Exchange Ratio shall be the quotient of (A) $30.00 divided by (B) the Average Closing Price rounded to the nearest one-one thousandth of a share, provided that the Exchange Ratio shall not be greater than 0.750, subject to adjustment as provided in Section 3.

     As used herein, "Average Closing Price" shall mean the average closing price of Crestar Common Stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the tenth day prior to the Closing Date (as defined in the Agreement).

     The Exchange Ratio at the Effective Time of the Merger shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of Crestar Common Stock, any dividend payable in Crestar Common Stock, or any capital reorganization involving the reclassification of Crestar Common Stock.

     SECTION 3. POSSIBLE ADJUSTMENT OF EXCHANGE RATIO. The Agreement (as defined in Section 6 of this Plan of Merger) may be terminated by Loyola if its Board of Directors so determines by a majority vote of the members of its entire Board at any time during the five-day period prior to the fifth day prior to the Closing Date, if the Average Closing Price is less than $40.00; provided, however, that Crestar shall have the option of increasing the consideration to be received by holders of Loyola Common Stock by adjusting the Exchange Ratio to a number equal to a quotient, the numerator of which is the product of $40.00 times the Exchange Ratio then in effect and the denominator of which is the Average Closing Price. In such case, Crestar shall give prompt notice to Loyola of such election and of the revised Exchange Ratio, and in such event no termination shall be deemed to have occurred pursuant to the Agreement and the Agreement and this Plan of Merger shall remain in full force and effect in accordance with their respective terms (except as the Exchange Ratio shall have been so modified) and any references in the Agreement and this Plan of Merger to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 3.

     SECTION 4. CONVERSION OF OPTIONS.

          (a) At the Effective Time, options granted by Loyola under Loyola's 1986 Stock Option Plan, as amended, to purchase shares of Loyola Common Stock, which are outstanding and unexercised immediately prior thereto (each, an "Outstanding Option"), shall be converted as to each whole share subject to such Outstanding Option into an option (each, an "Exchange Option") to purchase such number of shares of Crestar Common Stock at such exercise price as is determined as provided below:

              (i) the number of shares of Crestar Common Stock to be subject to the Exchange Option shall be equal to the product of (A) the number of shares of Loyola Common Stock subject to the Outstanding Option multiplied by (B) the Exchange Ratio (as it may be adjusted pursuant to Sections 2 and 3), the product being rounded, if necessary, up or down, to the nearest whole share;

              (ii) the per share exercise price under the Exchange Option shall be equal to (A) the per share exercise price under the Outstanding Option divided by (B) the Exchange Ratio (as it may be adjusted pursuant to Sections 2 and 3), with any fractional cent rounded up to the next whole cent; and

             (iii) the Exchange Option shall otherwise have the same duration and other terms as the Outstanding Option.

          (b) The adjustments with respect to any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be effected in a manner consistent with Section 424(a) of the Code.

     SECTION 5. ARTICLES OF INCORPORATION, BY-LAWS AND DIRECTORS OF THE SUCCESSOR CORPORATION. At the Effective Time of the Merger, there shall be no change caused by the Merger in the Articles of Incorporation (except any change caused by the filing of Articles of Merger relating to the Merger), By-laws, or Board of Directors of the Successor Corporation.

     SECTION 6. CONDITIONS TO MERGER. Consummation of the Merger is subject to the following conditions:

           (i) Approval of the Agreement and the Transactions contemplated thereby by the requisite vote of the holders of the requisite majority of the outstanding shares of Loyola Common Stock entitled to vote;

           (ii) Approval of the Merger by the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, and the State Corporation Commission of Virginia; and

          (iii) The satisfaction of the conditions or the waiver of such conditions by the party for whose benefit they were imposed, as contained in the Agreement and Plan of Merger (the "Agreement") dated as of May 16, 1995 between Crestar and Loyola.

     SECTION 7. EFFECT OF THE MERGER. The Merger shall have the effects provided by Section 13.1-721 of Virginia Stock Corporation Act and Section 3-114 of the Maryland General Corporation Law.

     SECTION 8. AMENDMENT. Pursuant to Section 13.1-718(I) of the Virginia Stock Corporation Act, the Board of Directors of Crestar (with Loyola's consent) reserves the right to amend this Plan of Merger at any time prior to issuance of the Certificate of Merger by the State Corporation Commission of Virginia; provided, however, that any such amendment made subsequent to the submission of this Plan of Merger to the stockholders of Loyola may not: (i) alter or change the amount or kind of shares, securities, cash, property or rights to be received in exchange for or in conversion of all or any of the shares of Loyola Common Stock; (ii) alter or change any of the terms and conditions of this Plan of Merger if such alteration or change would adversely affect the shares of Loyola Common Stock; or (iii) alter or change any term of Loyola's Charter (except as provided herein).

                         [REMAINING SCHEDULES OMITTED]

                                                                        ANNEX II

                             STOCK OPTION AGREEMENT

     This STOCK OPTION AGREEMENT ("Option Agreement") dated as of April 27, 1995, between LOYOLA CAPITAL CORPORATION ("Loyola"), a Maryland corporation, and CRESTAR FINANCIAL CORPORATION ("Crestar"), a Virginia corporation, recites and provides:

     A. The Boards of Directors of Loyola and Crestar have approved a binding letter of agreement dated April 27, 1995 (the "Letter Agreement") (to be merged into a definitive agreement (the "Merger Agreement")) providing for the merger (the "Merger") of Loyola with and into Crestar.

     B. As a condition to and as consideration for Crestar's entry into the Letter Agreement and the Merger Agreement and to induce such entry, Loyola has agreed to grant to Crestar the option set forth herein to purchase authorized but unissued shares of Loyola Common Stock.

     NOW, THEREFORE, the parties agree as follows:

     1. DEFINITIONS.

     Capitalized terms defined in the Letter Agreement or the Merger Agreement and used herein shall have the same meanings as in the Letter Agreement or the Merger Agreement, as the case may be.

     2. GRANT OF OPTION.

     Subject to the terms and conditions set forth herein, Loyola hereby grants to Crestar an option (the "Option") to purchase up to 1,613,442 shares of Loyola Common Stock at an exercise price of $25.00 per share payable in cash as provided in Section 4; provided, however, that in the event Loyola issues or agrees to issue any shares of Loyola Common Stock (other than as permitted under the Letter Agreement and the Merger Agreement) at a price less than $25.00 per share (as adjusted pursuant to Section 6), the exercise price shall be such lesser price.

     3. EXERCISE OF OPTION.

     (a) Unless Crestar shall have breached in any material respect any material covenant or representation contained in the Letter Agreement or the Merger Agreement and such breach has not been cured, Crestar may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing; provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect (i) on the Effective Date of the Merger, or (ii) upon termination of the Letter Agreement or the Merger Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Loyola of any Specified Covenant or, following the occurrence of a Purchase Event, failure of Loyola's stockholders to approve the Merger Agreement by the vote required under applicable law or under Loyola's Charter), or (iii) 12 months after termination of the Letter Agreement or the Merger Agreement due to a willful breach by Loyola of any Specified Covenant or, following the occurrence of a Purchase Event, failure of Loyola's stockholders to approve the Merger Agreement by the vote required under applicable law or under Loyola's Charter. Any exercise of the Option shall be subject to compliance with applicable provisions of law.

     (b) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

          (i) Loyola or Loyola Federal Savings Bank (the "Savings Bank"), without having received Crestar's prior written consent, shall have entered into an agreement with any person (x) to merge or consolidate, or enter into any similar transaction, except as contemplated in the Letter Agreement or the Merger Agreement, (y) to purchase, lease or otherwise acquire all or substantially all of the assets of Loyola or the Savings Bank, or (z) to purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of Loyola or the Savings Bank;

          (ii) any person (other than Loyola or the Savings Bank in a fiduciary capacity, or Crestar, Crestar Bank, Crestar Bank N.A. or Crestar Bank MD in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Loyola Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations promulgated thereunder);

          (iii) any person shall have made a bona fide proposal to Loyola by public announcement or written communication that is or becomes the subject of public disclosure to acquire Loyola or Savings Bank by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the stockholders of Loyola vote not to adopt the Merger Agreement; or

          (iv) Loyola shall have willfully breached any Specified Covenant following a bona fide proposal to Loyola or the Savings Bank to acquire Loyola or the Savings Bank by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle Crestar to terminate the Letter Agreement or the Merger Agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the Notice Date (as defined below).

          If more than one of the transactions giving rise to a Purchase Event under this Section 3(b) is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned. As used in this Option Agreement, "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

     (c) In the event Crestar wishes to exercise the Option, it shall send to Loyola a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days after the Notice Date for the closing of such purchase ("Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, Crestar shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

     (d) As used herein, "Specified Covenant" means any covenant contained in
Section 6 of the Letter Agreement and Sections 1.8, 4.1, 4.2, 4.4, 4.5, 4.6, 4.8, 4.9, 4.11, or 4.13 of the draft Merger Agreement, the table of contents of which is attached hereto, and, after its execution, comparable provisions in the Merger Agreement.

     4. PAYMENT AND DELIVERY OF CERTIFICATES.

     (a) At the closing referred to in Section 3, Crestar shall pay to Loyola the aggregate purchase price for the shares of Loyola Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Loyola.

     (b) At such closing, simultaneously with the delivery of funds as provided in subsection (a), Loyola shall deliver to Crestar a certificate or certificates representing the number of shares of Loyola Common Stock purchased by Crestar, and Crestar shall deliver to Loyola a letter agreeing that Crestar will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

     (c) Certificates for Loyola Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

     "The transfer of the shares represented by this certificate is subject to certain provisions of a Stock Option Agreement between the registered holder hereof and Loyola Capital Corporation and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Loyola Capital Corporation. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Loyola Capital Corporation of a written request."

     It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Crestar shall have delivered to Loyola a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance satisfactory to Loyola, to the effect that such legend is not required for purposes of the Securities Act.

     5. REPRESENTATIONS.

     Loyola represents, warrants and covenants to Crestar as follows:

     (a) Loyola shall at all times maintain sufficient authorized but unissued shares of Loyola Common Stock so that the Option may be exercised without authorization of additional shares of Loyola Common Stock.

     (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

     6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

     In the event of any change in Loyola Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Loyola Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of Loyola Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Loyola Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize Loyola to breach any provision of the Letter Agreement or the Merger Agreement.

     7. REGISTRATION RIGHTS.

     If requested by Crestar, Loyola shall as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Loyola Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by Crestar. Crestar shall provide all information reasonably requested by Loyola for inclusion in any registration statement to be filed hereunder. Loyola will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at Loyola's expense except for underwriting commissions and the fees and disbursements of Crestar's counsel attributable to the registration of such Loyola Common Stock. A second registration may be requested hereunder at Crestar's expense. In no event shall Loyola be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Loyola of Loyola Common Stock. If requested by Crestar, in connection with any such registration, Loyola will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from Crestar or assignee thereof under this Section 7, Loyola agrees to send a copy thereof to Crestar and to any assignee thereof known to Loyola, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

     8. SEVERABILITY.

     If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of Loyola Common Stock provided in Section 2 (as adjusted pursuant to Section 6), it is the express intention of Loyola to allow the holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

     9. MISCELLANEOUS.

     (A) EXPENSES. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

     (c) ASSIGNMENT. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Purchase Event shall have occurred and be continuing Crestar may assign in whole or in part its rights and obligations hereunder; provided, however, that to the extent required by applicable regulatory authorities, Crestar may not assign its rights under the Option except in (i) a widely dispersed public distribution,
(ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Loyola, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Crestar's behalf, or (iv) any other manner approved by applicable regulatory authorities.

     (d) NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the addresses provided for in or pursuant to Section 8.4 of the draft Merger Agreement and, after its execution, the Merger Agreement.

     (e) COUNTERPARTS. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     (f) SPECIFIC PERFORMANCE. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

     (g) GOVERNING LAW. This Option Agreement shall be governed by and construed in accordance with the laws of Virginia applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.

                                      LOYOLA CAPITAL CORPORATION

                                      By: /s/ Joseph W. Mosmiller

                                           Joseph W. Mosmiller
                                           Chairman of the Board and
                                           Chief Executive Officer

                                      CRESTAR FINANCIAL CORPORATION

                                      By: /s/ Richard G. Tilghman

                                           Richard G. Tilghman
                                           Chairman of the Board and
                                           Chief Executive Officer

                                                                       ANNEX III
                               [ALEX BROWN & SONS INCORPORATED
                                         LETTERHEAD]

                                      September 14, 1995

The Board of Directors of
Loyola Capital Corporation
1300 North Charles Street
Baltimore, Maryland 21201

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, $0.10 par value per share (the "Shares") of Loyola Capital Corporation (the "Company") of the exchange ratio to be received by the Company's shareholders pursuant to the Agreement and Plan of Merger By and Between Crestar Financial Corporation ("Crestar") and the Company dated May 16, 1995 (the "Agreement"). Pursuant to the Agreement, each of the Shares will receive:

          (a) 0.690 shares of Crestar Common Stock, par value $5.00 per share ("Crestar Common Stock"), if the Average Crestar Closing Price (as defined in the Agreement) is between $43.478 and $46.375;

          (b) the number of shares of Crestar Common Stock equal to $32.00 divided by the Average Crestar Closing Price (with a minimum of 0.640 shares of Crestar Common Stock), if the Average Crestar Closing Price is greater than $46.375; or

          (c) the number of shares of Crestar Common Stock equal to $30.00 divided by the Average Crestar Closing Price (with a maximum of 0.750 shares of Crestar Common Stock), if the Average Crestar Closing Price is less than $43.478 (collectively, the "Exchange Ratio").

     Alex. Brown & Sons Incorporated, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the transactions described above and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the transaction contemplated by the Agreement. Alex. Brown & Sons Incorporated regularly publishes research reports regarding the financial services industry and the businesses and securities of publicly owned companies in that industry.

     In connection with this opinion, we have reviewed certain publicly available financial information concerning the Company and Crestar and certain internal financial analyses and other information furnished to us by the Company and Crestar. We have also held discussions with members of the senior management of the Company and Crestar regarding the business and prospects of the Company and Crestar, respectively. In addition, we have (i) reviewed the reported price and trading activity for the Shares and Crestar Common Stock, (ii) compared certain financial and stock market information for the Company and Crestar, respectively, with similar information for certain comparable companies whose securities are publicly traded (iii) reviewed the Agreement and compared the financial terms of the Agreement with those of certain recent business combinations of other savings banks and commercial banks which we deemed comparable in whole or in part and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

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
     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospects of the Company and Crestar, we have assumed that such information reflects the best currently available estimates and judgments of the managements of the Company and Crestar, respectively, as to the likely future financial performance of the Company and Crestar. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of the Company or Crestar, nor have we been furnished with any such evaluation or appraisal. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to the holders of Shares.

                                      Very truly yours,

                                      /s/ ALEX BROWN & SONS INCORPORATED

                                      ALEX. BROWN & SONS INCORPORATED

                                     III-2